
СЕВЕРО-ЗАПАДНЫЙ
ТЕЛЕКОМ

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru



December 13, 2005

BY HAND

Mail Stop 3-2
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *November 01, 2005 and November 30, 2005.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-92-31 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope."

Very truly yours,

Vladislav Y. Smyslov

Enclosures

ANNEX B

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed since November 01, 2005, until November 30, 2005

(indexed to the list of required disclosures in Annex A)

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
I. Securities Issuance Documents			
egistered securities prospectus **Prospectus**") (if the securities are aced through an open subscription or closed subscription to more than 500 ırchasers)	Must be published on the issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after registration of the Prospectus, and upon request the issuer must provide any interested party the address(es) of the website(s) where the information is published Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92.1 Securities Law,[2] Articles 19.2 and 23 Regulation No. 03-32/ps,[3] Sections 1.6, 1.8, 1.9, 2.4.3 and 4.1	**Not applicable**
egistered decision on issuance of the suer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-32/ps, dated July 2, 2003.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Informatio
3.	Registered amendments to the registered Prospectus and/or decision on issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**
4.	Registered report on the results of the issuance of the issuer's securities	Must be published on an Authorized Website within 3 days after registration of the report (if the securities issuance requires registration of a Prospectus) Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 2.6.2	**Not applicable**
5.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the Supplement to the Journal of the Federal Service for the Financial Markets of Russia (the "**FSFM Supplement**")	Regulation No. 36,[4] Sections 5.1 and 5.3	**Not applicable**

[4] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
3. Reporting During a Securities Issuance that Requires Registration of a Prospectus			
ıformation regarding the adoption by ıe issuer of a decision to place (*eshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies[5] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.2	**Not applicable**

[5] Under Article 1.4 of Regulation No. 03-32/ps, the information must be published in the on-line news bulletins maintained by each of the information agencies authorized by the Federal Service for the Financial Markets of Russia ("**FSFM**") to act as a conduit for the public disclosure of information to the securities markets. If the issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m., and prior to such publication the issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Informatio
7.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**
8.	Information regarding the registration of the issue of the issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website	Company Law, Article 92.1 Securities Law, Articles 19.2 and 23 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21		
ate of commencement of the curities' placement, if such date was ot disclosed as set forth in item 8	Must be published in each of the following: (i) Agency Websites within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2	**Not applicable**
hange of the date of commencement the securities' placement	Must be published in each of the following: (i) Agency Websites within one day before the new placement commencement date, and (ii) an Authorized Website within one day	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Informati
		before the new placement commencement date Must be made available to any interested persons at any time upon request	2.5.3	
11.	Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 8 or 9	Must be published on Agency Websites and an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4	**Not applicable**
12.	Information about suspension of placement of securities	Must be published in each of the following within the specified time (a) preparation of the minutes of the meeting of the issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus or (b) receipt by the issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5	**Not applicable**

Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
	interested persons at any time upon request		
Information about recommencement of placement of securities, which was suspended	Must be published in each of the following within the specified time after (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) receipt by the issuer of the written notification (order) from the competent regulatory authority to terminate the suspension of the securities placement: (i) Agency Websites within 3 days, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6	**Not applicable**
Information about completion of placement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i)	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		Agency Websites at least one day, (ii) an Authorized Website at least 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, at least 5 days Must be made available to any interested persons at any time upon request		
15.	Information about registration of the report on the results of issuance of the issuer's securities	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.6	**Not applicable**
	C. Periodic and Current Reporting			
16.	Annual Report	Must be published annually in mass media available for general information	Civil Code, Article 97(1)	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		Company Law, Article 92.1 Regulation No. 17/ps,[6] Section 3.2	
nformation regarding the issuer's ratio ·f net assets to charter capital	Must be published in mass media[7]	Company Law, Article 92.1 Regulation No. 9,[8] Section 1	**Not applicable**
·udited annual financial statements ·repared in accordance with Russian tatutory accounting principles	Must be published not later than June 1 of each year in mass media available to all shareholders	Civil Code, Article 97.1; Law on Accounting,[9] Article 16 Order of Ministry of Finance No. 101, dated November 28, 1996	**Not applicable**
'inancial statements (including IFRS nd/or US GAAP financial statements, ; any, in Russian) that were prepared fter filing a Prospectus but before the irst quarterly report due after egistration of the Prospectus	Must be published on an Authorized Website within 5 days after the deadline for filing such statements with the tax authorities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.8	**Not applicable**
)uarterly report of the issuer (if the	Must be published on an Authorized Website not later than 45 days after the	Company Law, Article 92.1	**Quarterly report of the North-West**

[6] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

[7] Amendments to the Company Law of August 2001 deleted the words "annually" and "available to all shareholders". Previous version of Article 92.1 of the Company Law required that the information be published *annually* in the mass media *available to all shareholders*.

[8] Regulation "On Additional Information that an Open Stock Company must Publish in the Mass Media," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 9, dated May 8, 1996.

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Informatio[n]
	issuer has a registered Prospectus)	end of the quarter	Securities Law, Article 30	**Telecom for the 3th quarter of 2005**
		Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8, 1.9 and 5.7	
21.	Information on material events affecting the Company's business ("**key-events**") (if the issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the issuer's shareholders, as well as in the FSFM Supplement, within 5 days	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 6.3 **Section 6.2 of Regulation No. 03-32/ps identifies the key-events**	**Not applicable**
		Must be made available to any interested persons at any time upon request		
22.	Information that may have significant impact on the value of the issuer's securities (if the issuer has a registered Prospectus)	Must be published after the relevant event has occurred in each of the following: (i) Agency Websites within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1; Regulation No. 03-32/ps, Sections 1.8, 1.9, 1.14 and 1.15 **Section 1.14 of Regulation No. 03-32/ps sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Company's securities**	**Not applicable**
23.	Information that may have significant impact on the value of the issuer's securities that are publicly issued and/or circulated	Must be published on Agency Websites before disclosure of such information by other means	Company Law, Article 92.1	**See item 22**
		Must be made available to any	Regulation No. 03-32/ps, Sections 1.8, 1.9 and 1.13	

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	interested persons at any time upon request		
D. Corporate Organization			
nformation about the issuer included n the unified state register of legal ntities, save for information that annot be disclosed pursuant to the aw on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7	**Not applicable**
harter, including all changes, mendments and new versions thereof	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Charter must be posted on the issuer's own website, if the issuer has a registered Prospectus Charter amendments must be posted on the issuer's own website, within 3 days after the issuer publishes information about the decision of a General Meeting of Shareholders (**"GMS"**) approving the amendments on an Authorized Website	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 03-32/ps, Section 1.16	**Not applicable**
ecords that must be retained by the ssuer (*see* Exhibit 1 to Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91	**Not applicable**
nternal regulations of the issuer's	Must be published on an Authorized	Regulation No. 03-32/ps, Section 1.16	**Not applicable**

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Informatio
	governing bodies	Website, if the issuer has a registered Prospectus		
	E. Company's Registrar; Shareholders Register Information			
28.	Information regarding the registrar maintaining the issuer's shareholders register (the "**Registrar**")	Must be published in mass media[11]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russia practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 8.6)**
29.	Notice concerning termination of the issuer's agreement with the Registrar for maintenance of the issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92.1 Regulation No. 21,[12] Sections 9 and 10	**Not applicable**
30.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the issuer's securities	Securities Law, Article 8	**Not applicable**
	F. Company's Shareholders and Affiliates			
31.	Number of the issuer's shareholders	Must be published in mass media[13]	Company Law, Article 92.1	**Consistent with customary Russia**

[11] *See* footnote to item 17.

[12] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		Regulation No. 9, Section 1	**practice this information is disclosed by the Company in its Quarterly Reports of the Issuer (Section 6.1)**
Information on the acquisition of all of the issuer's shares by one person	Must be published[14]	Civil Code, Article 98.6	**Not applicable**
Lists of the issuer's affiliated persons	Must be filed quarterly with the FSFM department responsible for registration of the issuer's securities' issuances within 45 days after the end of the quarter, for disclosure on the FSFM website Must be published by the issuer on its own website, if its securities are listed on a Russian stock exchange	Company Law, Articles 92.1 and 93.4 Regulation No. 03-19/ps,[15] Sections 3 and 5	**Amendments to List of Affiliated Persons for the 4nd Q 2005**

[13] *See* footnote to item 17.

[14] The Civil Code does not contain any guidance on when or where this information must be published

[15] Regulation "On Disclosure of Information on Affiliated Persons of an Open Stock Company," approved by the Resolution of the Federal Commission on the Securities Market No. 03-19/ps, dated April 1, 2003.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
34.	Notice concerning the (i) acquisition by the Company of twenty percent (20%) or more of any class of securities of any issuer; or (ii) increase or decrease in the Company's holding of such securities by an increment of five percent (5%) to a level that is greater than twenty percent (20%)	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or decrease Information regarding acquisition by the Company of more than 20% of voting shares of another stock company (other than in connection with the formation of a stock company) and any increase of such holdings to an amount divisible by five percent (5%) must be published in the FSFM Supplement within a month after the transaction	Securities Law, Article 30 Company Law, Articles 6(4) and 92.1 Regulation No. 10,[16] Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in the form of key-events or information that may have significant impact on the value of the issuer's securities**
	G. General Meetings of Shareholders			
35.	List of persons entitled to participate in the GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51.4	**Not applicable**
36.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51.4	**Not applicable**
37.	Notice of an upcoming GMS	Must be sent not later than 20 days (or	Company Law, Article 52 (sections 1,	**Not applicable**

[16] Regulation "On the Procedure for Publication of Information on Acquisition by a Stock Company of more than 20% of Voting Shares of another Stock Company," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 10, dated May 14, 1996.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the issuer's charter	2 and 4)	
Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the issuer's reorganization) prior to the GMS	Company Law, Article 52.3 Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5 Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS	**Not applicable**
Voting ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the issuer has more than 500,000 shareholders, the issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60	**Not applicable**
Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days	Company Law, Article 62(4)	**Not applicable**

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		after compilation of such report to persons entitled to participate in the GMS		
	H. Other Corporate Actions and Events			
41.	Information regarding the adoption of a decision to decrease the issuer's charter capital and the new amount of the decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30.1	**Not applicable**
42.	Information regarding the adoption of a decision on the issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15.6	**Not applicable**
43.	Information regarding the issuer's liquidation and the procedure and period for the filing of claims by the issuer's creditors	Must be published by the issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63.1 Company Law, Article 21.1	**Not applicable**
	I. Repurchase and Redemption of the Company's Shares; Shareholders' Pre-Emptive Rights			
44.	Notice of repurchase by the issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
Notice to shareholders of their right to require the issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)	**Not applicable**
Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41.1 Regulation No. 03-30/ps,[17] Section 6.4.9	**Not applicable**
Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 03-30/ps, Sections 6.2.30 and 6.4.9	**Not applicable**
J. Stock Exchange Requirements			
Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Company's securities listing	RTS must disclose information received from the issuer to third parties by posting information on the RTS website and provide information to interested persons upon requestk Other Stock Exchanges (MICEX, St. Petersburg Stock Exchange) may publicly disclose information submitted	RTS Listing Regulation,[18] Sections 11.2, 14.2, 14.3 and Exhibit 2 **Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Company's securities listing**	**Not applicable**

[17] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-30/ps, dated June 18, 2003.

[18] Approved by RTS BOD Resolution No. 04-5-RDP-2402, dated February 24, 2004.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		to them by issuers at their own initiative		
	K. Other Information			
49.	Information that the issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with its Regulation on Information Policy, dated 29 October 2004	Regulation on Information Policy, dated 29 October 2004 (as posted on the issuer's website)	**Press-Releases material to an investment decision, dated November 03, 2005, November 30, 2005**



Last modifed: 2005-11-30 16:02

30 November 2005 year. ▪ list :: 11.2005

PRESS-RELEASE/North-West Telecom and Japan Bank for International Cooperation (JBIC) Signed Memorandum of Understanding

22 November, 2005, Tokyo, North-West Telecom JSC and Japan Bank for International Cooperation (JBIC) signed Memorandum of Understanding. The Memorandum is the initial stage of discussion of loan facilities and preparation of loan agreement for credit line. On the part of North-West Telecom JSC Memorandum of Understanding was signed by NWT CEO Vladimir Akulich; on the other part of Japan Bank for International Cooperation – Director General International Finance Department II (Europe, Africa, Middle East, Central Asia and Caucasus) Kiyoshi Nishimura.

Signature of Memorandum of Understanding JBIC proves great investor confidence in North-West Telecom and it's prospects. During the meeting Mr. Nishimura said: JBIC prizes perspectives of cooperation with NWT – the leading telecom operator of North-west Federal District of Russia. JBIC has long-standing business relations with c «NEC», corporation, that in it's turn has been working with North-West Telecom for many years. This fact increases confidence of JBIC to NWT.

Vladimir Akulich thanked Mr. Nishimura for high opinion of the Company and added that cooperation according to the signed Memorandum will enable further development of the network infrastructure of Russia North-west Federal District.

The purpose of Japan Bank for International Cooperation shall be to contribute to the sound development of Japan and the international economy and community through undertaking lending and other financial operations: for the promotion of Japanese exports, imports or Japanese economic activities overseas; for the stability of international financial order; and for economic and social development or economic stability in developing areas; in accordance with the principle that it shall not compete with commercial financial institutions.

Capital (as of March 31, 2005)

- *International Financial Operations: 985,5 billion yen*
- *Overseas Economic Cooperation Operations: 6 891,2 billion yen*

Budget (FY 2005)

- *International Financial Operations: 1 130 billion yen*
- *Overseas Economic Cooperation Operations: 690 billion yen*

Outstanding Loan and Other Financing (as of March 31, 2005)

- *International Financial Operations: 8 499,9 billion yen*
- *Overseas Economic Cooperation Operations: 11 495,5 billion yen*



PRESS-RELEASE/North-West Telecom celectes Citigroup as the Leading Bookrunner for a debut syndicated credit

North-West Telecom, the leading telecommunications service provider in Russia's North-Western Federal District, has authorized Citigroup to act as the sole organizer for a debut syndicated loan of €50 million. This will be one of NWT's largest financial transactions since its founding. The unsecured facility will be used for general corporate purposes. Repayment is scheduled to begin after a 15-month grace period and will be fully paid off in three years plus one month after the date of issue. Interest payable on the facility will be LIBOR plus 2% per annum.

The borrowed funds will be used for financing network modernization and digitalization, expansion of zone communications networks in the regions as well as for the development of profitable services (dedicated and dialup Internet access, building corporate communications networks and implementation of xDSL broadband access).

According to NWT Chief Executive Officer Venera Khusnutdinova, "This deal is pursuant to a corporate financial policy aimed at optimizing the capital structure, expanding financing instruments and improving the Company's overall investment attractiveness."

Citigrup has already started the credit syndication process on the bank market.

About Citigroup:

Citigroup (NYSE: C) is a leading global financial company serving about 200 million client accounts in more than 100 countries. It provides a wide range of financial products and services for its private clients, corporations, governmental organizations and institutions, including services for individuals and crediting, corporate and investment products, insurance, brokerage on the securities market and capital management services. The main trademarks and service marks united under Citigroup's red umbrella include Citibank, CitiFinancial, Primerica, Smith Barney и Banamex. More information about Citigroup is available at www.citigroup.ru.

AMENDMENTS TO THE LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 00119 – A

fr om 01 10 2005 **till** 31 12 2005

ace of issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this document may be disclosed in compliance with the legislation of the Russian Federation on securities.

'eb-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

Issuer's codes	
TIN	780802059
BSRN	10278091698

II. Amendments to the list of affiliated parties within the period

from | 0 | 1 | | 1 | 0 | | 2 | 0 | 0 | 5 | **till** | 3 | 1 | | 1 | 2 | | 2 | 0 | 0 | 5 |

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the affiliated parties
1	**Termination of business of an affiliated party in the result of re-organization in the form of affiliation with the other affiliated party**	**03.10.2005**	**05.10.2005**

Data on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage o stock comp common stock the affiliated p
2	3	4	5	6	7
Novgorod Datacom Limited Liability Company	20, ul. Mikhaylova, Veliky Novgorod, 173000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	04.03.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

2	**Amendments to the list of the Management Board upon the decision of the Company's Board of Directors**	**28.11.2005**	**29.11.2005**

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
Yelena Vladimirovna Umnova	Moscow, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

Data on the affiliated party after the amendment:

2	3	4	5	6	7
-					

Data on the affiliated party prior to the amendment:

2	3	4	5	6	7
-					

Data on the affiliated party after the amendment:

2	3	4	5	6	7
Sergey Alexandrovich Orlov	Moscow, Russia	The person is a Member of the Company's Management Board	28.11.2005	-	-

QUARTERLY REPORT

Issuer's code 00119-A

for: the 3rd quarter of 2005

Open Joint-Stock Company North-West Telecom

ıce of issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

: information contained in this quarterly report may be disclosed in compliance with the legislation 'he Russian Federation on securities.

ieneral Manager ______________ (signature) V.A. Akulich

___» November 2005

:hief accountant ______________ (signature) M.M. Semchenko

___» November 2005

Official seal

:ontact person: ***Vladislav Yuryevich Smyslov***

ʾecurities and Shareholders Department Manager

'el: ***(812) 719-9231*** Fax: ***(812) 325-83-23***

:-mail: V.smyslov@nwtelecom.ru

\ddress of the Internet page disclosing the information contained in this quarterly report:

ıttp://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html

CONTENTS

INTRODUCTION

a) Full official name of the issuer company: ***Open Joint-Stock Company North-West Telecom***
Abbreviated official name of the issuer company: ***OJSC NWT***

b) Location of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, tussia***

c) Contact phones Nos. of the Issuer: ***(812) 719-9324***
E-mail: ***office@nwtelecom.ru***

d) Address of the Internet page publishing the complete text of the issuer's quarterly report: ***ttp://www.nwtelecom.ru/pubsns/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html***

e) Basic data on securities floated by the issuer:

Class: ***stock***
Category: ***common***
Number of floated securities: ***881,045,433***
Face value: ***1 rouble***

Class: ***stock***
Category (type): ***preferred type A***
Number of floated securities: ***250,369,337***
Face value: ***1 rouble***

Class: ***bonds***
Type: ***interest-bearing***
Series: ***02***
Number of floated securities: ***1,500,000***
Face value: ***1,000 roubles***

Class: ***bonds***
Type: ***interest-bearing***
Series: ***03***
Number of floated securities: ***3,000,000***
Face value: ***1,000 roubles***

f) other information: ***none***

This quarterly report contains estimates and forecasts of the authorized management bodies of the issuer in :spect of future events and/or actions, development prospects for the industry, in which the issuer mainly operates, nd results of issuer's activities, including issuer's plans, probability of the occurrence of certain events and erformance of certain actions. Investors must not fully rely on the estimates or forecasts of the issuer's ianagement bodies, as actual results of the issuer's activities in the future may differ from the forecast for many :asons. Acquisition of issuer's securities implies risks that are described in this quarterly report.

I. Brief Data on Members of the Issuer's Management Bodies, Data on Bank Accounts, on the Auditor, Appraiser and Financial Consultant of the Issuer, as well as on Other Persons who have Signed the Quarterly Report

1.1. Members of the Issuer's Management Bodies

1.1.1. Members of the Issuer's Board of Directors:

Chairperson: ***Valery Nikolayevich Yashin***
Year of birth: ***1941***

Konstantin Vladimirovich Belyaev
Year of birth: ***1968***

Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Ivan Ivanovich Rodionov
Year of birth: ***1953***

Alexandr Nikolayevich Kiselev
Year of birth: ***1962***

Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***

Irina Mikhailovna Ragozina
Year of birth: ***1950***

Vladimir Alexandrovich Akulich
Year of birth: ***1956***

Alexandr Alexandrovich Gogol
Year of birth: ***1946***

Dmitry Georgiyevich Yefimov
Year of birth: ***1962***

Nikolay Moiseevich Popov
Year of birth: ***1949***

1.1.2. Members of the collegiate executive body of the issuer stock company:

Chairperson: ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***

Vikentiy Alexandrovich Kozlov
Year of birth: ***1949***

Oleg Viktorovich Popov
Year of birth: ***1968***

Oleg Anatolyevich Semanov

Year of birth: *1967*

Maya Mikhailovna Semchenko
Year of birth: *1967*

Irina Vladimirovna Tambovskaya
Year of birth: *1970*

Leonid Zigmundovich Tufrin
Year of birth: *1947*

Yelena Vladimirovna Umnova
Year of birth: *1954*

Venera Adykhamovna Khusnutdinova
Year of birth: *1973*

Grigory Borisovich Chernyak
Year of birth: *1949*

Vladimir Ivanovich Shumeyko
Year of birth: *1956*

1.1.3. Person holding the position of (acting as) the Issuer's sole executive body:

Person acting as the sole executive body of the Issuer (General Manager): ***Vladimir Alexandrovich Akulich***
Year of birth: *1956*

1.2. Data on Bank Accounts of the Issuer

Information on main accounts of OJSC North-West Telecom as of 30.09.2005.

No. 1.
Full name Bank of Foreign Trade (Open Joint-Stock Company)
Name Bank of Foreign Trade
Tax-payer's identification No.: 7702070139
Corr. acc.: 30101810700000000187
BIK: 044525187
Address: 37, ul.Plyushchikha, Moscow, 119992

Account No.:	Purpose of account
40702810810001000495	Settlement account

No. 2.
Full name Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company)
Name JSCB Svyaz-Bank OJSC
Tax-payer's identification No.: 7710301140
Corr. acc.: 30101810900000000848
BIK: 044525848
Address: 7, ul. Tverskaya, Moscow, 103375

Account No.:	Purpose of account
40702810900300000001	Settlement account
40702810400300000006	Settlement account
40702810500300000003	Settlement account

No. 3.
Full name North-West Bank - the branch of the Joint-Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)
Name North-West Bank of the Savings Bank of Russia
Tax-payer's identification No.: 7707083893
Corr. acc.: 30101810500000000653
BIK: 044030653
Address: 2, ul. Krasnykh Tekstilshchikov, St. Petersburg, 193124

Account No.:	Purpose of account
40702810655000100218	Settlement account
40702810255000100485	Settlement account
40702810525000103550	Settlement account
40702810855000100555	Settlement account

No. 4.
Full name Citibank Commercial Bank Closed Joint-Stock Company
Name Citibank CB CJSC
Tax-payer's identification No.: 7710401987
Corr. acc.: 30101810300000000202
BIK: 044525202
Address: 8-10, ul. Gasheka, Moscow, 125047

Account No.:	Purpose of account
40702840500790230027	Current account
40702978100790230043	Current account

1.3. Data on Issuer's Auditor (Auditors)

Full name: ***Limited Liability Company "Ernst & Young"***
Abbreviated name: ***LLC Ernst & Young***
Location: ***77, Sadovnichesaya nab., building 1, Moscow, Russia, 115035***
Basic state registration No: ***1027739707203***
Tel: ***(812) 703-7800*** Fax: ***(812) 703-7810***
E-mail: moscow@ru.ey.com

Data on Auditor's license:
No. of license for auditing: ***E002138***
Date of issue: ***30.09.2002***
Validity period: ***till 30.09.2007***
Authority issuing the license: ***RF Ministry of Finance***

Fiscal year, for which the auditor independently checked the Issuer's accounts and financial (book-keeping reports: ***2004***

Factors are described that may have influence on independence of the auditor on the Issuer, and measures a indicated that have been taken by the Issuer and the auditor to reduce the influence of the said factors: ***th no factors that may have influence on independence of the auditor on the Issuer.***

Information on any substantial interests connecting the auditor (auditor's officials) with the Issuer (Issuer's officials): ***there are no essential interests connecting the auditor (auditor's officials) with the Issuer (Is officials)***

Share of the auditor's (auditor's officials') participation in the authorized capital of the Issuer: ***none***

Granting of borrowed funds by the Issuer to the auditor (auditor's officials): ***no funds have been lent***

Any close business relations (participation in Issuer's products (services) promotion, participation in joint business, etc.) or kinship: ***none***

Data on Issuer's officials who are at the same time auditor's officials: ***no such officials***

Issuer's auditor selection procedure:

The auditor is selected at the Annual General Meeting Of The Shareholders

The use of a tender procedure related to the selection of the auditor, and its basic conditions: ***no tender is provided for the selection***

Procedure of proposing a candidate for the position of the auditor for approval by the meeting of the shareholders (participants), including the management body taking the respective decision:

The candidature of the auditor is proposed by Issuer's shareholders in compliance with the Federal Law On Joint-Stock Companies No. 208-FZ of 26th December 1995. Received proposals are considered by the Board of Directors and discussed at the annual general meeting of the shareholders where the auditor is approved (in compliance with article 12, clause 12.2.12 of Issuer's Articles of Association). (The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares, and/or the Company's Board of Directors, also in case of absence of a respective proposal from the shareholders, are entitled to include issues in the agenda of the annual general meeting of the shareholders and to propose candidatures of auditors; in 2005 the candidature of the auditor was proposed by the Board of Directors and approved by the Annual General Meeting of the Shareholders)

Information on the work performed by the auditor in the framework of special auditor assignments:

No such work has been done in the year under report

Procedure of determining the auditor's remuneration amount: *The amount of the auditor's remuneration is based on a number of facts, including the time actually spent by the auditor to provide the services under the agreement, the complexity and value of the services provided and the hourly rates corresponding to the positions of specialists engaged. The terms of the contract made with the auditor, including the amount of remuneration, are approved by the Board of Directors of the Company (in compliance with article 13, clause 13.4.17 of the Issuer's Articles of Association).*

Any postponed or outstanding payments for services provided by the auditor: *none*

1.4. Data on the Issuer's Appraiser

No appraiser has been engaged in the quarter under report

1.5. Data on the Issuer's Consultants

Full name: *Closed Joint-Stock Company AVK Investment Company*
Abbreviated name: *CJSC IC AVK*
Location: *1, pavilion Uritskogo, Pushkin, Saint-Petersburg, Russia*
Telephone: *(812) 230-7733*
Fax: *(812) 237-0650*
Address of the Internet page used by the financial consultant to provide information on the issuer:
http://www.avk.ru/siteDatabase.nsf/0/4B815029D15C97FFC3256DB90038ED3F

No. of the license of a professional participant of the securities market for dealership: *178-03343-010000*
Date of issue: *29.11.2000*
Validity period: *without time-limit*
Authority issuing the license: *Federal Commission for the Securities Market of Russia*

No. of the license of a professional participant of the securities market for brokerage: *178-03255-100000*
Date of issue: *29.11.2000*
Validity period: *without time-limit*
Authority issuing the license: *Federal Commission for the Securities Market of Russia*

Services provided by the consultant:

1. Consulting services related to the OJSC NWT bond issue on the basis of Agreement No. 30-OF "Provision of Consulting Services" dated 24.04.2003 and terminating with the registration of the Report on the results of the issue of Series 02 interest-bearing documentary non-convertible bonds, payable to bearer and subject to mandatory centralized deposit (November 14, 2003).

2. Under Agreement No. 50-OF/2004 of 25.07.2004 for provision of consulting services between OJSC North-West Telecom and CJSC IC AVK:

a) Preparation of the texts of Offering Circulars for registration by the authorized registration authority;
b) Giving advice to the Customer on issues related to its authorized bodies taking all decisions required for preparation and approval of Offering Circulars in compliance with the requirements of the Russian Law and the legal standards of the authorized registration authority;
c) Signing the Offering Circulars approved by the Customer and sent to the authorized registration authority;

d) Giving advice to the Customer on the issues of making up a package of documents for the registration of Offering Circulars by the authorized registration authority;
e) Interacting with the authorized registration authority on the basis of the power of attorney issued by the Customer in the course of considering Customer's Offering Circulars submitted for state registration to the extent such interaction is allowed by the law and the legal standards of the authorized registration authority;
f) Holding talks with the Customer's auditor in the course of preparing the Offering Circulars.

3. Under Agreement No. 91-OF/2004 of 04.10.2004 for provision of consulting services in the course of organization of the third Bonds issue signed between OJSC North-West Telecom and CJSC IC AVK:

a) preparation of the texts of Decision of the securities issue, of Securities (Bonds) Offering Circular, of Report on the Results of the Customer's Bonds issue for the registration by the authorized registration authority

b) Giving advice to the Customer on the issues related to its authorized bodies taking all decisions required for organization of the bonds issue in compliance with the legislation of the Russian Federation, for disclosing information by the Company in connection with organization of the Bonds issue, for preparing the Decision on the securities (bonds) issue and the Offering Circular and the Report on the results of the bonds issue.

c) Giving advice to the Customer on the matters related to making up a package of documents for the registration of the Decision on the bonds issue, of the securities (bonds) Offering Circular and of the Report on the results of the bonds issue.

d) Provision to the Customer of other services to be provided by the securities market participants rendering financial consulting services in the securities market as of the date of making this Contract, according to the Resolution of the Federal Commission for Securities Market of Russia dated June 18, 2003 No. 03-30/PS.

No agreement of Information Disclosure Monitoring between OJSC NWT and CJSC IC AVK was made as of the end of the period under report.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

There are no parties who have signed the Quarterly Report and not listed in the previous items of this section.

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Operation

Index	2nd quarter of 2005	3rd quarter of 2005
Value of Issuer's net assets, thousand roubles	15 517 428	15 959 384
Ratio of total attracted funds to capital and reserves, %	79.0	76.3
Ratio of total short-term liabilities to capital and reserves, %	40.5	34.3
Cover of debt service payments, %	104.4	74.3
Outstanding debt level, %	0	0
Turnover rate of accounts receivable, times	12.7	11.8
Share of profit tax in profit before taxes, %	30.7	31.5
Working efficiency, thousand roubles /person	679.2	711.4
Ratio of depreciation to the amount of receipts, %	9.6	9.9
Share of dividend in profit, %	5.9	

Net assets mean the value of all assets of the company after deduction of all liabilities from their total amount. The difference between the net assets and the authorized capital is the initial index of the stability of the enterprise's financial position.

In the 3rd quarter of 2005 the growth of net assets made 7.9% as compared to the start of the year, and as of the 1st of October 2005 the value of the net assets was more than 14 times higher than the Company's authorized

capital. The positive dynamics of this index shows the increase of the stability of the Company's financial position.

The ratio of the total attracted funds to capital and reserves (financial dependency ratio) shows the amount of borrowed funds per rouble of own capital of the organization. As of 01.10.2005, one rouble of own funds corresponded to 76.3 kopecks of borrowed funds, including 34.3 kopecks of short-term liabilities.

The accounts receivable turnover rate in fact has not changed in the 3rd quarter of 2005, and, according to the results of the 9 months, the average accounts receivable repayment period was 31 days, which is one of the best indices in the industry.

Labour productivity is an important indicator characterizing the volume of output per employee, in the 3rd quarter of 2005 this figure was 711,400 roubles per person.

An analysis of the behavior of the above indicators confirms the stability of the Company's sufficient financial standing, its solvency, and low credit risk.

2.2. Issuer's market capitalization

Issuer's market capitalization as of 31.12.2000:

The method of determining the Issuer's market capitalization recommended by the Federal Commission for the Securities Market of Russia and based on the calculation of the weighted average price of shares cannot be used (less than 10 transactions with Issuer's common and preferred shares were made in the RTS Trading System for the 3 last months of 2000).

Issuer's market capitalization of common stock: ***124,243,860 US dollars (as of 29.12.2000)***

Market capitalization of preferred stock: ***12,627,900 US dollars (as of 29.12.2000)***

Description of the method for determining the market capitalization:

Information on Issuer's capitalization is presented according to the data from the archives of the Results of Trading in Issuer's Securities in the RTS Trading System (hereinafter referred to as the Trading Archives). The Issuer's capitalization given in the Trading Archives is calculated using the price determined according to the RTS Index Calculation Method (RTSI) as of the date of data presentation.

Issuer's market capitalization as of 31.12.2001:

Issuer's market capitalization calculated for common stock as of 31.12.2001 – ***184,331,377 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2001 (in December 2001 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2001 – ***20,852,267 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2001.

Issuer's market capitalization as of 31.12.2002:

Issuer's market capitalization calculated for common stock as of 31.12.2001 -***175,229,761 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2002 – ***21,885,668 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended b Federal Commission for the Securities Market of Russia, as the product of the number of preferred s multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 bi transactions made through the organizer of trading in the securities market (RTS Stock Exchange non partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with Issuer's pre shares were made through the organizer of trading in the securities market).

Issuer's market capitalization as of 31.12.2003:

The method of determining the Issuer's market capitalization based on the calculation of the wei average price of shares cannot be used (less than 10 transactions with Issuer's common and preferred s were made in the RTS Trading System for the 3 last months of 2003).

Issuer's market capitalization of common stock: ***290,687,303 US dollars***

Market capitalization of preferred stock: ***61,616,950 US dollars***

Description of the method for determining the market capitalization:

Information on Issuer's capitalization is presented according to the data from the archives of the Resu Trading in Issuer's Securities in the RTS Trading System (hereinafter referred to as the Trading Archives) Issuer's capitalization given in the Trading Archives is calculated using the price determined according t RTS Index Calculation Method (RTSI) as of the date of data presentation.

Issuer's market capitalization as of 31.12.2004:

Issuer's market capitalization as of 31.12.2004 calculated for common shares:
446,637,172 US dollars

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended b Federal Commission for the Securities Market of Russia, as the product of the number of common si multiplied by the weighted average price of one common share of the Issuer calculated for 10 bi transactions made through the organizer of trading in the securities market (RTS Stock Exchange non partnership) for the last month of 2004.

Issuer's market capitalization as of 31.12.2004 calculated for preferred shares: ***91,522,511 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended b Federal Commission for the Securities Market of Russia, as the product of the number of preferred sl multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 bi transactions made through the organizer of trading in the securities market (RTS Stock Exchange non partnership) for the last month of 2004.

Issuer's market capitalization as of 30.09.2005:

Issuer's market capitalization as of 30.09.2005 calculated for common shares:
674,669,351 US dollars

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended b Federal Commission for the Securities Market of Russia, as the product of the number of common si multiplied by the weighted average price of one common share of the Issuer calculated for 10 bi transactions made through the organizer of trading in the securities market (RTS Stock Exchange non partnership) for September 2005.

Issuer's market capitalization as of 30.09.2005 calculated for preferred shares: ***137,895,920 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended b Federal Commission for the Securities Market of Russia, as the product of the number of preferred si multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 bi transactions made through the organizer of trading in the securities market (RTS Stock Exchange non partnership) for September 2005.

.3. Issuer's Liabilities

.3.1. Accounts Payable

Information on Issuer's total accounts payable, with a separate presentation of the total outstanding accounts ıyable:

	3rd quarter of 2005
'otal accounts payable, thousand roubles: - total long-term and short-term liabilities (lines 590 and 690);	12 115 497
Total outstanding accounts payable, thousand roubles:	262

Structure of account payable for the 3rd quarter of the year 2005.

Name of accounts payable	Code of the Balance sheet line (Form No.1)		Period in which the payment arises					
			Less than 30 days	*from 31 to 60 days*	*from 61 to 90 days*	*from 91 to 180 days*	*from 181 days to 1 year*	*more than 1 year*
›rt-term and long-term ›ilities, total, roubles		*12 115 496 770*	4 688 558 990	233 566 895	334 229 414	324 755 271	5 922 761 289	611 624 910
counts payable, total, roubles cept for the overdue ounts payable)	620	*2 921 942 319*	2 550 265 456	8 578 035	3 939 779	8 887 201	341 449 070	8 822 778
luding:								
se to suppliers and ıtractors, roubles		*1 172 023 547*	1 172 023 547					
es payable, roubles		*321 118 034*	0	0	0	0	321 118 034	0
se to affiliated parties, ıbles		*47 223 328*	17 733 402	3 260 682	2 756 834	7 805 940	15 665 223	1 247
se on wages, roubles	623	*178 945 405*	178 945 405	0	0	0	0	0
ebtedness to budget and the te out-of-the-budget funds, ıbles	624	*464 117 197*	464 117 197	0	0	0	0	0
er accounts payable, roubles		*738 514 808*	717 445 905	5 317 353	1 182 945	1 081 261	4 665 813	8 821 531
edits, total, roubles (except the overdue accounts ›able)	511 + 611	*2 236 819 627*	514 446 064	12 540 830	304 148 684	303 054 048	1 052 755 602	49 874 399
ans, total, roubles (except for overdue accounts payable)	512 + 612	*4 806 713 260*	38 932 632	17 463 854	14 206 778	12 265 908	4 512 937 311	210 906 777
luding:								
nd loans, roubles		*4 500 000 000*	0	0	0	0	4 500 000 000	0
ıer liabilities, roubles	520 + 515 + 630 + 640 + 650 + 660	*2 150 021 564*	1 584 914 838	194 984 176	11 934 173	548 114	15 619 306	342 020 956
erdue accounts payable, al, roubles	620	*0*	0	0	0	0	0	0
luding those to budget and out-of-the-budget funds, ıbles	624	*0*	0	0	0	0	0	0
erdue indebtedness under dits, roubles		*0*	0	0	0	0	0	0
erdue indebtedness under ns, roubles		*0*	0	0	0	0	0	0

TOTAL							

2.3.2. Issuer's Crediting History

For the period in question the Company:

- had not any agreements of credit or any agreements of loan, the amount of principal debt under which was 5 or more per cent of the value of net assets of the Company as of the date of the last completed reporting quarter preceding the making of the respective agreement (starting from 2000).

- has floated and is servicing on timely basis two bonded loans, the aggregate nominal value of which is 5 and more per cent of the book value of the assets as of the date of the last completed reporting quarter.

Liability	Name of the creditor	Amount of principal debt, roubles/foreign currency	Credit period (loan) / retirement period	Any delay(s) in fulfilling the liabilities of repaying the principal debt and/or the established interest, period of delay, days
2nd Bonded loan of the Company (reg. No. 4-02-00119-A)	market	1,500,000,000 roubles	4 years / 03.10.2007	none
3rd Bonded loan of the Company (reg. No. 4-03-00119-A)	market	3,000,000,000 roubles	6 years 24.02.2011	none

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

The list of the Company's liabilities from the collateral provided by it and total amount of third parties' liabilities, for which the Company has provided a collateral to third parties, including a pledge or surety, as of 30.09.2005.

Indices / years	2004	1st quarter of 2005	2nd quarter of 2005	3rd quarter of 2005
Total amount of Issuer's liabilities from the collateral provided by it for third parties' liabilities, thousand roubles	754 437.49	726 055.75	701 322.21	698 580, 02
Total amount of third parties' liabilities, for which the Issuer has provided a collateral to third parties, including a pledge or surety, thousand roubles	754 437.49	726 055.75	701 322.21	698 580, 02

Issuer's liabilities of providing a collateral to third parties, including a pledge or surety, for the last completed fiscal year and the last completed period under report, that make at least 5 per cent of the balance value of Issuer's assets for the last completed fiscal year or for the last completed period under report respectively: ***none***

2.3.4. Other Liabilities of the Issuer

As of the report date, the Company has no agreements, including futures contracts not recorded in its balance sheet, that may affect its financial standing, liquidity, funding sources and terms of their use, business results, and expenses, and had no such agreements earlier.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of Floating the Issued Securities

Indicate the goals of the issue and areas of using the funds received as a result of floating the issued securities:

1. ***Series 01, 02 and 03 bonds issue. The funds obtained from floating the series 01, 02 and 03 bonds are used for development of OJSC North-West Telecoms investment programmes, as well as for restructuring the rouble and currency debt of the Company in order to reduce its service costs.***

2.5. Risks Related to Acquisition of Floated Issued Securities (to be Floated)

2.5.1. Industry Risks:

The competition level is rapidly growing on the Russian telecommunication services market. The market positions of fixed telephone communication services are seen to be weakening in favor of the growing mobile communication services market. One of the main uncertainty factors on the telecommunication services market is the tariff reform, the nature and dates of which remain unclear.

On July 7, 2003, the Federal Law on Communication was passed. The law creates prerequisites for development of a competitive market in the industry, and greater transparency in the communication operators' business. At the same time, there is uncertainty as to the impacts of the new law on he Issuer's business.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing.

The Issuer's market standing may be aggravated by the following economic factors:
- the rouble devaluation rate exceeding the tariff growth rate, which would result in a significant increase of negative exchange rate margins and more expensive currency debt service;
- higher competition in the mobile communication sector by Russian and foreign communication operators, and expansion of competing formats operators to the mobile communication market;
- higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels;
- economic risks typical for the Russian Federation in general, including the level of macroeconomic instability in the country, predictable revisions of legislation resulting in lower earnings of the Issuer or in a stricter taxation procedure for income on securities.

In case of unfavourable development of the situation in the region, the Issuer plans to:
- *optimize the structure of production expenses;*
- *reduce enterprise's expenses, including reduction and revision of Issuer's investment programme;*
- *change the structure of provided services for the purpose of maximizing the income of the enterprise.*

Risks related to possible variation of prices for raw materials and services used by the Issuer in its business (separately for the domestic and international market):

OJSC NWT's principal activity is that of communication operator, and as such, the Issuer does not export goods, work, or services. The portion of imported equipment is insignificant and does not affect the Issuer's business. Therefore, the risks related to possible variation of prices for raw materials and services used by the Issuer in its business are described for the home market only.

One of the possible risks are higher charge rates of OJSC Rostelecom as the major long-distance and international communication operator providing the Issuer's access to the national network and international communication channels.

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

Higher charge rates of OJSC Rostelecom would result in higher costs, and accordingly lower earnings of the Issuer, which may adversely affect the Issuer's fulfillment of its obligations in respect of securities.

Risks related to possible variation of prices for the Issuer's products and/or services (separately for the domestic and international market):

One of the main uncertainty factors is also the tariff reform, the nature and dates of which remain unclear.

State regulation of the telecommunication industry brings risks and uncertainty common for all interregional companies into the Issuer's business. They are related to tariff revision and restricted cross-subsidizing. There is a certain risk of slower local communication tariff growth.

According to the active laws, the rates for services of operators recognized as natural monopolists are subject-to-regulation by the RF antitrust authorities. According to the law, interregional communication operators are natural monopolists, and their business is subject to regulation by antitrust authorities.

Any change in the rates charged by natural monopolist operators requires approval by the RF antitrust authorities, and may therefore lag behind the variations of the actual economic situation and of the operator's costs. Therefore, the natural monopolists see the risk of delayed tariff updating, which impairs their competitiveness and may adversely affect their business profitability.

According to the new law "On communication", universal communication services are guaranteed in the RF. A universal communication service shall be provided by a universal service operator to be named in a bidding. Where no applicants are available, an operator having a material standing in the territory may be appointed as such operator. Currently, an interregional company is the only communication operator of such level over most of the RF. Therefore, it will be assigned the "universal service operator" functions. In th the operator may not deny the duties assigned thereto.

Provision of a universal service implies provision of a minimum scope of telecommunication service communities, and will require sizeable investments from the operator. The law "On communication" defi mechanism ensuring recovery of losses to a universal service operator. However, such a mechanism I been developed so far. There is a risk for future universal service operators of delayed and incomplete ref of their losses, which would entail growing accounts receivable and lower profitability of the operator's bu When the universal communication service is introduced, all active communication operators in the RF wi to make regular deductions to the universal service reserve. However, the industrial regulatory documents describe the mechanism of calculation or revision of the size of such deductions, which means a r communication operators. The deductions to the reserve will entail a risk of lower profitability of the ope business.

Impact of the above risks on the Issuer's business and fulfillment of its securities-related obligations:

The above risks may result in deficient earnings by the Issuer, which will adversely affect its capacity.
An important line of the industry's development in the years to come is radical improvement of the tariff ɪ of telecommunication companies by bringing the communication service charge rates to the l economically feasible costs, and by minimizing the limits of communication services cross-subsidizing. . other things, the communication services pricing reform implies higher rates for local telephone commun and avoidance of local communication service subsidizing at the expense of long-distance commun services.

2.5.2. Country Risks and Regional Risks

The Russian market of telecommunication services is becoming very competitive. Although the trac wire service market is generally divided between the regional operators, each being the absolute monop provision of such services in its region, competition is getting stronger due to a larger proportion , communication services, and aggressive activity of their providers.

As to the main factors of political risk emergence, the following risks may be emphasized:
- *imperfect legislative base to regulate economic relations;*
- *poor efficiency of the judicial system;*
- *unstable power in the Russian Federation's subject territories.*

A deterioration of the economic situation in the North-Western region may take place in case of m changes in the economic situation in Russia, including drastic changes in the exchange rate of the n. currency, which may entail a reduction of the number of industrial enterprises operating in the region, a , of unemployment and a slowdown of the population's solvent demand. Such developments would resu reduction of the volume growth of communication services provided by the Issuer in the territory of the and a growth impairment of the income base.

Among other risk factors that may affect the Issuer's business are:
- a not too long, by this day, period of existence of the united company, which means that the Issuer m risks and problems not evident as of this writing;
- uncertainty in setting the charge rates by MAP and their effect on the Company's business.

There are no risks related to any geographic features of the region, such as higher danger of ı disaster, or possible break of transport communication due to remoteness or poor accessibility.
There are no risks related to possible hostilities, declaration of a state of emergency, or strikes, as the pursues its business in a region that is stable economically and socially, and is far from places of prea hostilities or confrontations.

2.5.3. Financial Risks

The Issuer, like any other entity, is subject to influence of the following financial risks:
currency risks;
market risks;
liquidity risks.

In the recent years, gradual decrease of the rouble-to-euro exchange rate and the increase of the rouble-to exchange rate have been noticed in Russia. The capability of the Government and of the Central Bank of to support a stable rouble exchange rate will depend on many political and economic factors. These include the capability of funding the budget deficit without resorting to issuing banknotes, control inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A part of contracts with suppliers, credits and loans of the Company are nominated in US dollars and Euros. As a result of the reduction of the rouble exchange rate as compared to euro, the Issuer may increase expenses for debt service and for pays under contracts and agreements. At the same time, the different directions in the changes of euro to rouble and dollar to rouble exchange rates that have been observed during a few recent years facilitate the balanced state of the Company's currency portfolio.
Starting from the year 2003, the Company maintains a steady policy of reduction of the currency segment in the total liabilities amount. For instance, the foreign currency segment in the total liabilities amount reduced over the year 2003 from 40.1% as of the beginning of the year to 23.9% as of the end of the year. In 2004 and in the 9 months of 2005 the share of the foreign currency constituent in the total amount of liabilities continued to decrease and, as of 30.09.05, it amounted to 6.9% in the total amount of liabilities.
In case of a serious rouble devaluation and occurrence of inflation risks, the Company may take the following measures to reduce them:

optimize (reduce) costs;
revise the investment programme;
take measures to increase the turnover of the accounts receivable.

Changes in interest rates:
Changes in the monetary and credit policy in the country may result in aggravated inflation, increased interest rates for attracted credits used by the Issuer and, respectively, increased expenses of the Issuer.

Presumable actions of the Issuer in case of an adverse effect of a change in the exchange rate and in interest rates on the Issuer's business:
In case of an adverse effect of a change in the exchange rate and in interest rates on the Issuer's business, the Issuer presumes to take the following actions:
- *optimize costs;*
- *revise the investment programme;*
- *take measures to increase the turnover of the accounts receivable.*

Inflation:
According to the RF Government official forecast for Russia's social and economic development, the inflation rate will be:
in 2005 - 11%
in 2006 – 6-8%
From the point of view of the Issuer's financial results, the effect of the inflation factor is polyvalent. Lower inflation rates given a continuing economic growth will promote further growth of real earnings of the population and the corporate sector, thus increasing consumption of communication services. On the contrary, higher price rise rates may result both in lower consumption of communication services and in the Issuer's higher costs (for example, due to a fuel price rise) and higher borrowed funds cost, causing a decrease in profitability indices. Therefore, in case of the inflation rates materially exceeding the RF Government forecasts, i.e. for inflation rates increasing to 25-30% a year, the Issuer intends to take actions to restrict the cost increase, to cut down the accounts receivable, and to reduce their average periods.
The Issuer believes that the critical inflation rate is within 30% to 40% a year.
Presumable actions of the Issuer to reduce the inflation-caused risk:
If inflation is rapidly growing, the Issuer intends to give special attention to higher turnover rates of current assets, primarily by cutting down the inventory in stock, and to modify the existing contractual relations with the users to reduce the buyers' accounts receivable.

The main inflation-related risk of the Issuer is an increase in the prime cost in respect of material and fuel resources, which is far ahead of the change in the rates for communication services.

In case of inflation growth, the issuer is planning to take measures to limit the growth of expenses and to pay special attention to increasing the turnover of circulating assets, including a change in the existing contractual relations with the consumers for the purpose of reducing the accounts receivable of buyers.

Liquidity risks.
The above risks generate a liquidity risk. The Issuer's inability to timely meet its liabilities due to lack of cash increases the probability of a loss. A consequence of such risk event may be penalties, fines, damage to the Issuer's business reputation etc.

In the Issuer's opinion, the key financial indicators of the Issuer, i.e. profit and service prime cost, are the most affected by the financial risks as listed above. The financial risks' effect on the proceeds level is minimum. The Issuer estimates the probability of occurrence of the above-described financial risks (sudden change of exchange rates, inflation, or interest rate growth) as low for the next few years.

2.5.4. Legal Risks

Risks related to changes in currency regulation:
The Issuer estimates the risks related to changes in currency regulation as minimum. Due to the ongoing currency regulation liberalization policy, the risks related to changes in the currency laws are decreasing.

Risks related to changes in the tax regulation:
OJSC North-West Telecom considers as one of the risks related to the change in the active law the fact that starting from 1st January 2004, Chapter 30 "Tax on Property of Organizations" of the Tax Code of the Russian Federation took effect, canceling the property tax privilege that was earlier applied by the Issuer – exemption from paying the property tax on the balance value of communication lines.
According to Ruling No. 169-O of the Russian Federation Constitution Court dated April 8, 2004 and published in 2004, the Issuer shall bear the risks of this Ruling entailing re-scheduling of the incoming VAT set-off as applied to transactions funded with borrowed funds. Practical implementation of this Ruling by tax authorities may adversely and materially affect the Company's financial standing, and lead to re-classification of incoming VAT amounts currently recorded as current assets. As of the date of this reporting, the Company management cannot predict the effect of this event on the Company's business.

Risks related to changes in the customs inspection rules and customs duties:
The new Customs Code of the Russian Federation adopted by Federal Law No. 61-FZ of 28.05.2003 became effective on January 1, 2004.
The Customs Code of the Russian Federation approved by the RF Supreme Soviet under No. 5221-1 of 18.06.1993 remains valid as applied to Article 110 (clauses 6 and 8), and Articles 114 and 116, as well as Article 119 (as regards customs duties), which will remain valid until December 31, 2004.
Letter No. 14-10/7236 of the Russian Federation State Customs Committee "On the Coming into Effect of Regulatory Acts of the RF SCC Issued to Implement the Customs Code of the Russian Federation" dated 27.02.2004 lists the RF SCC regulatory acts becoming effective in particular in the 1st quarter of the year 2004 to implement the new Customs Code of the Russian Federation. The Letter also notes that until the effective date of these RF SCC regulatory acts issued to implement the new version of the Customs Code of the Russian Federation, regulatory and other documents of the RF SCC issued before 31.12.2003 will be still applicable where they do not contradict the new version of the Customs Code of the Russian Federation.
Among the regulatory acts that have become effective, the Letter mentions the joint RF SCC and RF Central Bank Regulation No. 01-100/1/243-P of 22.12.2003 titled "On Application of the Bank of Russia and RF SCC Instruction No. 86-I and No. 01-23/26541 "On Currency Inspection Procedure for Receipts from Commodity Export Received in the Russian Federation" dated 13.10.1999, and of the Bank of Russia and RF SCC Instruction No. 91-I and No. 01-11/28644 "On Currency Inspection Procedure Related to Justification of Payments for Imported Commodities by Residents" dated 04.10.2000" (the Regulation became effective on 15.02.2004).
As a large part of the equipment purchased by the Issuer to provide communication services is made of components manufactured outside Russia, the change of the customs inspection rules and customs duties may imply certain risks for the Issuer related to higher costs of purchased fixed assets.

Effect of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included): *The new Federal Law "On communication" became effective on January 1, 2004. In compliance with this Law, the list of names of communication services to be entered in licenses, and the appropriate lists of licensing terms shall be set by the RF Government to be annually updated. This law extends the list of information to be submitted to the licensing authorities for obtaining a license.*
To extend the term of validity of a license, the documents shall be submitted in the same scope as for the initial license.
In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service.
These changes may cause additional costs of the licensee in pursuing communication business.

Judicial practice in matters related to the Issuer's activity (licensing matters included) that may adversely affect its business results and the results of ongoing lawsuits involving the Issuer:

The Issuer is not involved in lawsuits that might adversely affect its business, therefore changes of judicial practice in matters related to the Issuer's activity (licensing matters included) will not have an adverse effect on its business results.

2.5.5. Risks Related to Operation of the Issuer

Risks related to inability to extend the validity of the Issuer's license for a certain activity or for the use of facilities of restricted circulation (natural resources included):

The terms of issue of new licenses to communication operators, and of extension of existing licenses are determined by a federal executive authority, whose functions are currently performed by the RF Ministry of Information Technologies and Communication. The RF Ministry of Information Technologies and Communication is authorized to determine the method of licensing of individual kinds of services and for individual RF territories, either in a bidding or by the results of review of the communication operator's application. In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of OJSC NWT's licenses expires at different times in the range of the years 2007 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. OJSC NWT has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks related to ongoing lawsuits where the Issuer is a party:

The Issuer is not involved in any court proceedings that might adversely affect its business results.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries: *none*

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's Official Name (Name)

Full official name in Russian: *открытое акционерное общество «Северо-Западный Телеком»*
Full official name in English: *OJSC North-West Telecom*
Full official name in Russian: *ОАО «СЗТ»*
Abbreviated official name in English: *OJSC N.W. Telecom*
Date the current name was introduced: *10.12.2001*
Ground of introducing the current name: *the name has been introduced in compliance with the decision of the general meeting of the shareholders of 28.11.2001, Minutes No.1*

Previous names of the Issuer

Full official name: *Petersburg Telephone Network Open Joint-Stock Company*
Abbreviated official name: *OJSC PTN*
Date of introducing the name: *16.05.1996*
Ground of introducing the name: *the name has been introduced in compliance with the decision of the general meeting of the shareholders of 18.04.96, Minutes No.1, in order to bring the name in line with the Civil Code of RF and the Federal Law On Joint-Stock Companies*

Full official name: *Petersburg Telephone Network Open Type Joint-Stock Company*
Abbreviated official name: *OTJSC PTN*
Date of introducing the name: *06.05.1993*

Ground of introducing the name: *the name has been introduced as a result of re-organization of the sta[illegible] communication and information engineering enterprise The Leningrad City Telephone Network Awarded th[illegible] Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation [illegible] 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associatio[illegible] of State Enterprises into Stock Companies"*

The Issuer's official name is not registered as a trade mark or a service mark.

3.1.2. Data on registration of the Issuer by the state:

Date of Issuer's registration by the state: *06.05.1993*
No. of the certificate of state registration (or any other document confirming the registration of the Issuer b[illegible] the state): *2717*
Authority of state registration: *Registration Chamber of St. Petersburg Mayor's Office*

According to the data indicated in the certificate of making an entry in the Single State Register of Leg[illegible] Entities on the legal entity registered before 1st July 2002:
Basic state registration No. of the legal entity: *1027809169849*
Date of registration: *17.07.2002*
Name of registering authority: *Inspectorate of the Ministry of Taxes and Fees of the Russian Federation f[illegible] Tsentralny District of St. Petersburg*

3.1.3. Data on Issuer's Foundation and Development

Period of the issuer's existence from the date of its registration by the state: *13 years and 4 months*
Date, to which the issuer will exist: the issuer was established for an unlimited period.

HISTORY OF ISSUER'S FOUNDATION AND BUSINESS

Brief Description of the History of Issuer's Foundation and Business

The enterprise providing telephone communication for St. Petersburg – Petrograd – Leningrad - S[illegible] Petersburg was established in 1882 when the rights of arranging and operating telephone communications in S[illegible] Petersburg were granted to the international company Bell's Telephones.

In compliance with the Decree of the RF President No. 721 of July 1, 1992 On Organizational Measur[illegible] for Transformation of State-Run Enterprises into Joint-Stock Companies, privatization of the State-Ru[illegible] Leningrad City Telephone Network (LGTS) started.

On July 14, 1992, on the basis of the Order for the Leningrad City Telephone Network (LGTS), privatization commission was formed. From July to September 1992 the foundation documents of the Compa[illegible] were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).

On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization [illegible] LGTS was signe[illegible]
On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate [illegible] Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (OTJSC PTN), and on M[illegible] 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of OTJSC PTN's stock.

In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to t[illegible] Articles of Association.

On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of t[illegible] Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication operators [illegible] the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and th[illegible] the respective amendments were introduced to the Articles of Association.

On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry [illegible] Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its bas[illegible] registration No.: 1027809169849.

On 31st October 2002 the following companies providing telecommunication services in the territory of t[illegible] North-Western Federal District were affiliated with OJSC North-West Telecom:

- *Artelecom of Arkhangelsk Oblast Open Joint-Stock Company*
- *Murmanelectrosvyaz Open Joint-Stock Company*
- *Novgorodtelecom Open Joint-Stock Company*
- *Electrosvyaz of Pskov Oblast Open Joint-Stock Company*
- *Cherepovetsectrosvyaz Open Joint-Stock Company*

- *Electrosvyaz of Vologda Oblast Open Joint-Stock Company*
- *Electrosvyaz of Kaliningrad Oblast Open Joint-Stock Company*
- *Electrosvyaz of the Republic of Karelia Open Joint-Stock Company.*

t the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company North-West Telecom" was liquidated through affiliation with the Electrosvyaz of Vologda Oblast Branch.
n 1 October 2004 the affiliation of OJSC Svyaz of the Komi Republic and OJSC Lensvyaz was implemented.

OALS OF ESTABLISHING THE ISSUER

The main goal of incorporation of the Company is gaining profit.
asic areas of business (as per clause 4.2 of the Issuer's Articles of Association):

- provision of local and intrazone telephone communication services;
- provision of long-distance and international telephone communication services via payphones and call fices;
- provision of cellular mobile communication services in the range of 450 MHz;
- provision of mobile radio telephone communication services (trunking);
- mobile radio communication services of ALTAI type;
- provision of personal radio paging services;
- personal radio paging services with VHF/FM channel multiplexing;
- services of leasing of data channels, TV program and audio broadcasting channels, local intrazonal annels and communication paths, and physical circuits for telecommunication signal transmission;
- telematic services (including e-mail, information resource access, facsimile message, formation/inquiry, message handling, voice message, speech information transmission, audio conference, deo conference, and Internet services);
- provision of data transmission services;
- telephone communication services using technical facilities of an intelligent communication network;
- telegraph communication services (including the "Telegram" service and the AT/Telex network rvices);
- broadcasting of TV programmes via a cable TV network;
- provision of wired radio services;
- TV broadcasting services using transmitting facilities;
- broadcasting services using transmitting facilities;
- local telephone communication services using radio access equipment;
- work with data having the status of the state secret;
- taking/providing measures and/or services of state secrets protection;
- taking/providing measures and/or services of state secrets protection in connection with the functioning the cryptographic authority;
- measures and/or services in the field of state secrets protection related to engineering protection of formation;
- design of buildings and structures with special sections developed such as: construction organization, st-estimate documentation and investment efficiency;
- expert assessment of front-end and design documents;
- building and operation of trunk, zonal, and local telecommunication networks, and development, plementation, and operation of the telecommunication network to provide data transmission of different types eech data transmission, facsimile, telegraph, and other transmission);
- general construction and construction & assembly work for construction of buildings and structures of iticality Class II;
- installation of internal utility piping and equipment, and process equipment assembly, adjustment, and rt-up;
- functions of general contractor and principal/developer; process and construction engineering;
- construction, major repair, rebuilding, expansion, and updating of communication facilities;
- construction, major repair, rebuilding, expansion, and updating of civil buildings;
- geodetic survey and mapping;
- maintenance, repair, and sale of metering and cash register machines;
- maintenance, repair, and sale of communication facilities;
- installation, repair, and maintenance of security alarms;
- recovery of networks and communication facilities after failures and damage;
- priority provision of communication services and facilities for the purposes of defense, governmental ntrol, security, and law enforcement;
- actions to provide communication services in emergency situations;

- implementation, according to the established procedure, of mobilization plans for communication networks, and emergency prevention and control actions;
- leasing out property;
- gas facilities operation;
- organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;
- testing, among other things, for certification purposes. Metrology services:
- design, development, and implementation of advanced technologies;
- production and sales of components and spare parts for various systems, mechanisms and devices;
- design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;
- production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;
- procurement, processing and sale of wood, production of joinery and furniture;
- design and development of software and dataware for automated systems of various applications;
- production, processing, and sale of animal and vegetal products;
- production and sale of consumer goods;
- purchasing and intermediary trade business;
- participation in establishment of stock, commodity, and other exchanges, and trading houses;
- professional training and education of employees in and outside the RF;
- creating a network of company shops in RF and abroad;
- providing services in the field of:
management of leisure, hotel, and medical services;
cargo and passenger carriages by motor road, railway, by water and by other modes of transport;
consulting, marketing and engineering;
information business in compliance with active laws;
production of advertising facilities; advertising services;
- sale and acquisition of patents, inventions and know-hows according to the procedure established by the law;
- organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;
- organization of cultural exchanges without currency payments.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

ISSUER'S MISSION

Assisting society development through enabling freedom of communications and access to information

3.1.4. Contact Information

Place of issuer's business: *St. Petersburg, Russia*
Mailing address of the Issuer: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186*
Telephone: *(812) 719-9235*
Fax: *(812) 710-6277*
E-mail: *office@nwtelecom.ru*
URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: *http://www.nwtelecom.ru/*
Location of the special division of the issuer for work with shareholders and investors of the issuer: *14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia*
Telephone: *(812) 719-9231*
Fax: *(812) 325-8323*
E-mail: *V.smyslov@nwtelecom.ru*

3.1.5. Taxpayer's Identification Number

7808020593

3.1.6. Issuer's branches and representative offices

Name: *Artelecom of Arkhangelsk Oblast Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*

Location: *45, Troitsky prospekt, Arkhangelsk, 163061, Russia*
Manager: *Vladimir Ivanovich Belokaminskiy*
Period of power of attorney: *31.12.2005*

Name: *Murmanelectrosvyaz Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *82-a, ul. Lenina, Murmansk, Russia, 183038*
Manager: *Vitaly Stanislavovich Vitman*
Period of power of attorney: *31.12.2005*

Name: *Novgorodtelecom Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *2, ul. Lyudogoshcha, Veliky Novgorod, Russia, 173001*
Manager: *Nikolay Pavlovich Emelyanov*
Period of power of attorney: *31.12.2005*

Name: *Petersburg Telephone Network Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *18.12.2001*
Location: *24, ul. Bolshaya Morskaya, St. Petersburg, Russia, 191186*
Manager: *Leonid Zigmundovich Tufrin*
Period of power of attorney: *31.12.2005*

Name: *Electrosvyaz of Vologda Oblast Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *4, Sovetsky prospekt, Vologda, Russia, 160035*
Manager: *Yury Alexandrovich Pochekin*
Period of power of attorney: *31.12.2005*

Name: *Electrosvyaz of Kaliningrad Oblast Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *24, ul. Bolnichnaya, Kaliningrad, Russia, 236024*
Manager: *Alexandr Vladimirovich Andreyev*
Period of power of attorney: *31.12.2005*

Name: *Electrosvyaz of the Republic of Karelia Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185000*
Manager: *Sergey Mikhaylovich Gavryushev*
Period of power of attorney: *31.12.2005*

Name: *Electrosvyaz of Pskov Oblast Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *11.07.2002*
Location: *5, Oktyabrsky pr., Pskov, Russia, 180000*
Manager: *Viktor Ivanovich Plyachenko*
Period of power of attorney: *31.12.2005*

Name: *Lensvyaz Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *10.07.2003*
Location: *15, ul. Pochtamtskaya, St. Petersburg, 190000*
Manager: *Vitaly Yevgenyevich Strizhkov*
Period of power of attorney: *31.12.2005*

Name: *Svyaz of the Komi Republic Branch of the Open Joint-Stock Company North-West Telecom*
Date of opening: *10.07.2003*
Location: *60, ul. Lenina, Syktyvkar, 167981*
Manager: *Vikentiy Alexandrovich Kozlov*
Period of power of attorney: *31.12.2005*

3.2. Basic Business Activities of the Issuer

3.2.1. Branch to which the Issuer belongs

Codes of basic branch areas of the issuer's activities according to the OKVED classifier:
Basic code: *64.20.11*
Other codes: *64.20.3; 64.20.22; 64.20.21; 64.20.12*

3.2.2. Basic Business Activities of the Issuer

The key predominating and priority business of the company in the quarter under report is: *the provi telecommunication services.*
Services providing over 10% of the OJSC NWT income are:
- *local telephone connection services (city and rural telephone exchanges);*
- *national and international connection services.*

long-distance and international telephone connections, thousand min.,
In compliance with the resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.(
Approval of the Rules for Provision of Telephone Communication Services":

Long-distance telephone communication is a telephone connection between users situated in the terr different entities of the Russian Federation or different administrative districts of one entity of the Federation (except for districts within a city);
International telephone communication is a telephone connection between a user situated in the territor Russian Federation and a user situated in the territory of another state.

Volumes of provided long-distance and international communication services are measured in thous minutes of calls. The price of the service is determined in roubles and kopecks per minute of a call (de on the distance between the issuer's subscriber and the user with whom the telephone connection is provi type of subscriber and the discounts applied).

Local telephone communication services (city telephone communication, rural telephone commun subscriber fee system.
In compliance with the Resolution of the Government of RF dated 26.09.97 No. 1235 (version of 14.01.
Approval of the Rules for Provision of Telephone Communication Services", local telephone communica telephone connection between users situated within one inhabited locality or administrative district.
Volumes of provided local telephone communication services are measured by the number of subscribers (telephone lines) of all types (population, budgetary organizations, commercial organi: The price of the service is determined as the monthly subscriber fee for servicing and is established by th upon agreement with the regulating state authority for each type of subscriber.

Index	2nd quarter of 2005	3rd quarter of 2005
Receipts, total	*4 924 177*	*4 961 183*
Proceeds from the provision of communication services;	*4 788 245*	*4 783 755*
Percentage of proceeds from the provision of communication services in the total amount of receipts, %	*97*	*96*

The Issuer pursues its basic business activities in the territory of Russia.
Seasonal nature of business.
The kinds of business pursued by OJSC NWT are not of a seasonal nature.

3.2.3. Basic Types of Products (Jobs, Services)

Index	3rd quarter of 2005
Product 1: Long-distance and international telephone connections	
Volume of receipts from long-distance and international communication, thousand roubles	1 480 422
Share of the total amount of receipts, %	30
Product 2: Local telephone communication services (city and rural telephone communication)	
Volume of receipts from local telephone communication, thousand roubles	1 950 080
Share of the total amount of receipts, %	39
Total amount of receipts, thousand roubles	4 961 183

No.	Expenses Item	3rd quarter of 2005
1.	Raw materials, %	4.348
2.	Acquired componentry and semi-finished items, %	0.000
3.	Jobs and services of production nature, performed by external organizations, %	31.662
4.	Fuel, %	1.063
5.	Electrical power, %	1.692
6.	Expenses for wages, %	32.806
7.	Interest on loans, %	0.000
8.	Rental, %	1.372
9.	Deductions for social needs, %	7.061
10.	Depreciation of fixed assets, %	12.957
11.	Taxes included in products prime cost, %	0.177
12.	Other expenses (explain), %	6.862
12.1.	depreciation of intangible assets, %	0.000
12.2.	remuneration for innovations, %	0.000
12.3.	obligatory insurance payments, %	0.790
12.4.	representation (entertainment) expenses, %	0.073
12.5.	other, %	6.000
13.	Total: expenses for production and sales of products (jobs, services) (prime cost), %	100.000
14.	Returns from sales of products (jobs and services), % of prime cost	130.839

3.2.4. Names of the Issuer's suppliers, on which 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies

The Issuer does not have any suppliers, on whom at least 10% of all inventory holdings supplies fall.

Forecasts of the accessibility of material holdings and fixed assets sources are estimated as favourable. The key sources of material holdings and fixed assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned. The offer of producers and sellers of imported products used in the Issuer's production activities considerably exceed the Issuer's demand for them. Thus, no difficulties in accessibility of material assets and fixed assets sources are expected.

3.2.5. Issuer's products (jobs, services) sales market

The key buyers of the Issuer's products are enterprises of all forms of ownership, and individuals of the North-Western region of the Russian Federation.

There are no consumers of Issuer's products, on whom at least 10% of the total receipts from Issuer's sales fall.

Possible adverse factors that may affect the sales of the Issuer's products are:

- Deterioration of the legal, political and economic situation in the country and in the Issuer's business region;

- Intensification of investment in alternative telecommunication enterprises of the Issuer's business region;

- *State regulation of the company's commercial activities.*

The factors reducing such influence are:

- **availability of own network resources as a basis for provision of all kinds of services;**
- **feasibility of fast deployment of a large number of new services on the basis of the existing network infrastructure;**
- **common marketing policy within the region;**
- **re-distributable financial resources;**
- **human resource potential.**

The Company's management provides regular monitoring of variations of the group of the most important indicators describing the Company's efficiency in terms of the economic, financial, engineering, and marketing, to enable prediction of, and fast response to occurrence and/or enhancement of influence of various adverse factors. The Company's strategic and mid-term development plans are developed on the assumption of a pessimistic scenario, which provides an additional safety margin for the Company's business in case of a crisis situation. The economic development forecasts and marketing strategy are annually updated by the performances of the previous period and analysis of the Company's business environment variation.

3.2.6. Data on Availability of Issuer's Licenses:

Data on the licenses for provisions of communication services see in clause 3.2.10.

License: ***D 341184(GS-2-781-02-21-0-7808020593-000627-1)***
Date of issue: ***25.07.2002***
Validity period: ***till 25.07.2007***
Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***
Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***D 341156 (GS-2-781-02-22-0-7808020593-000628-1)***
Date of issue: ***25.07.2002***
Validity period: ***till 25.07.2007***
Authority issuing the license: ***State Committee of RF for Construction and Housing and Communal Services***
Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***PI No.2-6254***
Date of issue: ***15.11.2002***
Validity period: ***without limitation of the validity period***
Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***
Areas of activities: ***Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast***

Issuer's forecast as to probability of license prolongation: ***no need to prolong the license, as there is no time limit for this license***

License: ***1535***
Date of issue: ***02.06.2003***
Validity period: ***till 02.06.2008***

Authority issuing the license: *The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast*
Areas of activities: *work with data having the status of the state secret*
The license covers:
No. 1535/1 – GMMTT of ST. PETERSBURG TELEPHONE NETWORK, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/2 - ELECTROSVYAZ OF PSKOV OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/3 – communication centre Petrozavodsk-50 of the Kondopozhsky communication centre of ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/4 – GU of ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/5 - ARTELECOM OF ARKHANGELSK OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/6 - ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/7 – GMMTT of ST. PETERSBURG TELEPHONE NETWORK, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/8 – LTC of Sokolsky MRUS of ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/9 - junction point of the production and technical department of ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/10 - CHEREPOVETSELECTROSVYAZ Branch of the Open Joint-Stock Company "North-West Telecom" (In the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated and annexed to the ELECTROSVYAZ OF VOLOGDA OBLAST Branch);
No. 1535/11 – Nyandomsky communication centre of ARTELECOM OF ARKHANGELSK OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/12 – Velsky communication centre of ARTELECOM OF ARKHANGELSK OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/13 - ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the Open Joint-Stock company North-West Telecom;
No. 1535/14 – MURMANELECTROSVYAZ, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/15 - NOVGORODTELECOM, a branch of the Open Joint-Stock Company North-West Telecom
No. 1535/16 – Okulovskoye RUS of NOVGORODTELECOM, a branch of the Open Joint-Stock Company North-West Telecom

Issuer's forecast as to probability of license prolongation: *positive*

License: *1536*
Date of issue: *02.06.2003*
Validity period: *till 02.06.2008*
Authority issuing the license: *The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast*
Areas of activities: *measures and/or services of state secrets protection*
The license covers:
No. 1536/1 - ST. PETERSBURG TELEPHONE NETWORK, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/2 - ELECTROSVYAZ OF PSKOV OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/3 - ELECTROSVYAZ OF THE REPUBLIC OF KARELIA, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/4 - ELECTROSVYAZ OF VOLOGDA OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/5 - ARTELECOM OF ARKHANGELSK OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/6 - ELECTROSVYAZ OF KALININGRAD OBLAST, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/7 - NOVGORODTELECOM, a branch of the Open Joint-Stock Company North-West Telecom

Issuer's forecast as to probability of license prolongation: *positive*

License: *278M*
Date of issue: *23.12.2003*
Validity period: *till 02.06.2008*
Authority issuing the license: *The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection*
Areas of activities: *measures and/or services of state secrets protection (operation and storage of cryptographi facilities)*

Issuer's forecast as to probability of license prolongation: *positive*

License: *56-DG-000041*
Date of issue: *19.04.2002*
Validity period: *till 19.04.2007*
Authority issuing the license: *Federal Mining and Industrial Supervision Committee of Russia (Gosgortekhnadzor of Russia)*
Areas of activities: *gas networks operation*

Issuer's forecast as to probability of license prolongation: *positive*

License: *853x*
Date of issue: *15.03.2004*
Validity period: *till 15.03.2009*
Authority issuing the license: *The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection*
Areas of activities: *maintenance of cryptographic facilities*
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Netw Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Kar Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: *positive*

License: *854p*
Date of issue: *15.03.2004*
Validity period: *till 15.03.2009*
Authority issuing the license: *The Centre of the Federal Security Service (FSB) of Russia for Licens Certification and State Secret Protection*
Areas of activities: *distribution of cryptographic facilities*
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Netw Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Kar Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: *positive*

License: *855u*
Date of issue: *15.03.2004*
Validity period: *till 15.03.2009*
Authority issuing the license: *The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection*
Areas of activities: *provision of cryptooperation services*
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Netw Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Kar Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: *positive*

License: *SPB 02235*
Date of issue: *24.05.2004*
Validity period: *till 01.04.2029*
Authority issuing the license: ***Main Board of Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for St. Petersburg and Leningrad Oblast, Committee for Nature Management, Environment Protection and Environmental Safety of the St. Petersburg government***
Areas of activities: ***the Earth's interior use: prospecting and extraction of subsurface process waters for technological purposes (for use in air-cooling units)***
The license is applicable to:
7/7, Bataysky pereulok, Admiralteysky district, St. Petersburg

Issuer's forecast as to probability of license prolongation: *positive*

3.2.7. Issuer's Joint Activity

The Issuer conducts no joint business

3.2.10. Extra requirements for issuers whose key activities consist in provision of communication services

License: *22791*
Date of issue: *11.07.2002*
Validity period: *till 11.07.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) OJSC NWT (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous District and Saint Petersburg.

2) The services shall be provided using the Licensee's telematic service engineering facilities.

The Licensee's telematic service installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 500,000 users (of which, at least 100,000 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 5,000 simultaneous conversations by the end of the license term of validity. The number of users simultaneously participating in an audio or video conference session shall be at least 100 (of which, at least 10 by the end of 2003).

3) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4) The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.

5) Connection of the Licensee's speech information transmission telematic service to a public telephone communication network or to the portion of the Iskra network used for commercial purposes, and use of communication channels and physical circuits of a public communication network shall be based on an agreement with the operators of the respective public communication networks and at tariffs effective for the relevant category of users.

6) The capacity of the subscriber (connecting) multiple trunks used to connect the Licensee's equipment for speech information transmission telematic services to the switching stations of the public telephone communication network shall meet the effective requirements for the maximum load in busy hours (BH) per subscriber (connecting) line. Where a local telephone communication network has adequate facilities, the BH maximum load values may be updated by agreement between the local telephone communication network operator and the telematic service operator.

7) The Licensee may not provide its speech information transmission telematic service equipment for inter-exchange or inter-network connections on public telephone communication networks.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *22792*
Date of issue: *11.07.2002*
Validity period: *till 11.07.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *provision of data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) Data transmission services shall be provided using the licensee's data transmission network.

2) The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 1000 users (of which, at least 500 users by the end of 2003).

3) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4) The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

5) The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.

6) International telex traffic generated by users may only be transmitted via the international station of the Telex network of the Russian Federation.

Wireless data transmission equipment operating in the 2400-2483.5 MHz frequency range may be used subject to permission by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.

7) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *23224*
Date of issue: *1.08.2002*
Validity period: *till 1.08.2007*
Authority issuing the license: *Ministry of RF for Communication and Informatization*
Areas of activities: *leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*
Basic conditions of activities:

1) The Licensee is authorized to provide to users data channels, TV program and audio broadcasting channels, local, intra-zone channels and communication paths, and physical circuits for telecommunication

signal transmission in the licensed territory. The total number of tone frequency channels (primary digital channels), including digital chains, arranged by the licensee is at least 500.

2) By the end of the third year of operation the Licensee must ensure the possibility of arranging at least 70% communication channels of the quantity stated in item 1.

3) Channels, communication chains or physical circuits may be provided to users for the arrangement of communication networks, provided their owners have the respective licenses, for intraindustrial networks that do not provide communication services on a paid basis, including those having access to public communication networks, and for the arrangement of subscriber loops for the purpose of getting access to various communication networks in compliance with the networking rules.

4) Provision of communication services using radioelectronic facilities is permitted only after a permission of the State Radio Frequency Service for the use of operating frequencies is obtained.

5) Communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

6) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

7) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the communication service contract.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *23225*

Date of issue: *1.08.2002*

Validity period: *till 1.08.2007*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: *provision of long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*

Basic conditions of activities:

1) The Licensee's network capacity is 5 payphones and 50 call offices.

2) Long-distance and international telephone communication services shall be provided to users with the payphones and call office terminal facilities connected to local telephone networks of the appropriate public network operators, and of other operators licensed to provide local telephone services in the given territory, at the subscriber device level, under a joint business agreement.

Local, long-distance and international telephone communication services via payphone equipment shall be provided in compliance with the "Concept of a Uniform Payphone Card of Russia".

3) By the end of the third year, the Licensee shall ensure commissioning of at least 70% of the network capacity as specified in paragraph 1.

4) Communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

6) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the communication service contract.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creati subscriber base and other terms of the license are fulfilled within the established time and in the full volum*

License: *23226*

Date of issue: *14.11.2002*

Validity period: *till 14.11.2007*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: *provision of telegraph communication services in the territory of the Republic of Karelia Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*

Basic conditions of activities:

1) The telegraph communication services shall be provided using the Licensee's engineering facilitie

The installed capacity of the telegraph switching and transmission facilities owned by the Licensee s ensure full meeting of the demand for telegraph communication in the licensed area.

2) The Licensee shall provide services in the licensed territory to any person requesting them, sub, appropriate engineering facilities.

3) The Licensee may connect telegraph communication equipment to a public telegraph network (and to an AT/Telex network, and receive and lease communication channels and physical circuits of a , communication network.

4) The Licensee's telegraph communication equipment may be connected to a public telegraph n (TG-P) at the level of terminal devices and message switch centers.

The Licensee's equipment may be connected to an AT/Telex network at the level of subscriber devic channel switch stations.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the documenting the information on the transmitting subscriber terminal, time of sending, and text of the tele The accounts for telegraph traffic passed via a public telegraph network (TG-P) or an AT/Telex network s settled in the established procedure.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours without interruption, except for necessary preventive maintenance and repair, which shall be scheduled s cause the least inconvenience to the user.

6) The Licensee shall comply with the requirements of the Communications Administration of the R Federation as to the traffic handling and service provision procedure.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the lic and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creatir subscriber base and other terms of the license are fulfilled within the established time and in the full volum*

License: *23227*

Date of issue: *4.10.2002*

Validity period: *till 4.10.2012*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: *provision of local and intra-zone telephone communication services in the territory of th Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgoro Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg*

Basic conditions of activities:

1) The Licensee shall provide to its network users access to long-distance and international tele communication services via a public network.

2) The total installed capacity of the Licensee's communication network shall be at least 4,1 numbers, of which:

in the territory of the Republic of Karelia	*189,600 lines*
in the territory of the Komi Republic	*280,870 lines*
in the territory of Nenets Autonomous District and Arkhangelsk Oblast	*296,260 lines*

in the territory of Vologda Oblast	*301,880 lines*
in the territory of Kaliningrad Oblast	*163,520 lines*
in the territory of Leningrad Oblast	*415,150 lines*
in the territory of Murmansk Oblast	*273,470 lines*
in the territory of Novgorod Oblast	*167,140 lines*
in the territory of Pskov Oblast	*145,240 lines*
in the territory of Saint-Petersburg city	*1,922,900 lines*

3) Long-distance and international telephone communication services are provided using the Licensee's facilities, via a public network and a long-distance exchange of the appropriate geographic numbering zone, under agreements with OJSC Rostelecom, Russian Federation public long-distance and international communication operator.

4) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

5) The Licensee shall issue to other operators technical requirements for connection to its network, provided that they have licenses for public local / zonal communication services in the licensed area of the Licensee and in compliance with the effective rules and regulations of the RF Ministry of Communication and Information Technologies, meeting the applicable traffic handling rules and regulations.

6) Local / zonal communication services using radio relay transmission systems may be provided subject to a permit to use the operating frequencies according to industrial regulatory documents.

7) Subscriber lines of public telephone networks shall not be used as connecting lines.

8) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24074*
Date of issue: *14.11.2002*
Validity period: *till 1.02.2006*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: *provision of cellular radio telephone communication services in the 450 MHz band in the territory of Arkhangelsk Oblast*
Basic conditions of activities:

1) Cellular communication services are provided using the Licensee's communication network, which shall form a part of the Russian Federation integrated cellular network SPS-450.

2) The installed capacity of the network, and the percentage of coverage of the area specified in this license, subject to a sufficient allocated frequency resource supported by the project, shall be at least 9,000 lines and 12%, respectively, as of 01.01.2006.

The area coverage percentage may be updated during the implementation of this license's requirements.

3) Each subscriber of the federal SPS-450 network, irrespective of their place of registration and the place of purchase of their subscriber equipment, shall be entitled to the use of the Licensee-created SPS-450 network.

4). The SPS-450 network shall ensure incoming and outgoing connections between the SPS-450 network subscribers and the subscribers of the RF public communication network.

5). The Licensee's activity aimed at integration of the SPS-450 network built thereby with foreign NMT-standard networks shall be approved by the RF Ministry of Communication and Information Technologies, or by a body authorized by the Ministry.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24658*
Date of issue: *30.12.2002*
Validity period: *till 30.12.2007*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: *provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area*
Basic conditions of activities:

1) The Licensee's network is designed for broadcasting audio programmes of Russian national and state-owned regional companies. Other programmes may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

2) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

4) Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *3166*
Date of issue: *24.01.1997*
Validity period: *till 1.07.2006*
Authority issuing the license: *Ministry of Communication of the Russian Federation*
Areas of activities: *Provision of local and long-distance telephone communication services (with addenda Nos. 1-4) in the territory of Leningrad Oblast*
Basic conditions of activities:

1) This license authorizes OJSC NWT to provide local and long-distance telephone communication services via a public network in the territory of Leningrad Oblast.

The total installed capacity of the Licensee's communication network shall be at least 50,100 lines.

2) Communication network capacity distribution:

Leningrad Oblast	
Vsevolozhsk District	*37,000 lines*
Gatchina District	*10,000 lines*
Vyborg District	*2,500 lines*
Tosno District	*300 lines*
Lomonosov District	*300 lines*

3) The Licensee's communication network may be connected to the public communication network of the Russian Federation at the level of local telephone network of St. Petersburg and Leningrad Oblast, to specifications of the appropriate public communication network operators, and in compliance with the general plan of Leningrad Oblast development.

4) Other communication networks shall not be connected to the Licensee's communication network within the licensed area to provide networks of access to the public communication network of the Russian Federation to their users.

5) The Licensee's communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication.

6) Radio extenders may be used in a subscriber area for the 330 MHz frequency range only, subject to a permit for operating frequency use from the RF communication supervision service.

7) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

8) Long-distance and international telephone communication services may be provided to the Licensee's network users via a public communication network only.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *12972*

Date of issue: *8.10.1999*

Validity period: *till 27.06.05 (by the moment the documents for license prolongation have been submitted to the authorized body)*

Authority issuing the license: *State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)*

Areas of activities: *provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-5) in the territory of Arkhangelsk Oblast)*

In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 5, registered on 30/12/2002).

Basic conditions of activities:

1) The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations signal.

2) Transmission of additional information is understood for the purposes of the license as transmission of teletext and personal radio calls with channel multiplexing via a VHF FM network.

A special license shall be issued for the services of teletext and personal radio paging.

In these cases, authorization to operate the transmitter used shall be issued specifying the additional parameters.

Provision of additional information services shall not affect the quality of the TV and radio broadcast programmes.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *12842*

Date of issue: *9.09.1999*

Validity period: *till 08.06.05 (by the moment the documents for license prolongation have been submitted to the authorized body)*

Authority issuing the license: *State Committee of RF for Telecommunications (additions – Ministry of RF for Communication and Informatizaton)*

Areas of activities: *License for provision of cable network telecasting (with addenda Nos. 1-3) in the territory the city of Vologda.*

In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 3, registered on 30/12/2002).

Basic conditions of activities:

1) Telecasting services shall be provided via a cable TV network having the following characteristics:

Network capacity	*up to 75,000 subscribers*
Frequency channels	*- 7/3, SK-1, SK-3, 37/SK-5, SK-8, 9/8, 4/10, SK-11, SK-13, SK 14,SK-16, SK-18, SK-19, SK-21, SK-24, SK-26, SK-29, SK-31, SK-34, SK-37, 21, 25, 27, 28, 29, 33, 35, 29, 41, 43, 45, 47,49,51,53,55,57,59*
Frequency band	*- 5-30 MHz*

2) The RF Ministry of Communication and Information Technologies reserves the right to update frequency plan in case of any changes in the frequency plan of air operation of radio electronic facilities.

3) The Licensee shall take actions to avoid interferences with mobile radio communication services for channels operation in the cable TV network, which occur due to the Licensee's equipment, according to instructions by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.

4) The borders of the Licensee's network service area shall be determined according to the cable TV development plan for the given community as agreed with the local administration.

5) TV (audio) programs may be broadcast subject to a license for TV and radio broadcasting.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licei and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: *all obligations of creating subscriber base and other terms of the license are fulfilled within the established time and in the full volume*

License: *14799*

Date of issue: *21.04.2000*

Validity period: *till 21.04.2005 (cancelled; by the moment the documents have been submitted to the authoriz body for getting new license)*

Authority issuing the license: *Ministry of RF for Communication and Informatization*

Areas of activities: *provision of cable network telecasting (with addenda Nos. 1-3) in the territory of the villag Lovozero, Murmansk Oblast*

In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 3, registered on 30/12/2002).

Basic conditions of activities:

1) Telecasting services shall be provided via a cable TV network having the following characteristics:

Network capacity	*- up to 2,000 subscribers*
Frequency channels	*- 4/2, 3, SK-1, SK-5, 6,8,10,12, SK-11, SK-12*

The borders of the Licensee's network service area may vary according to the cable TV development for the given community as agreed with the local administration.

2) Should any interference occur interferences with mobile radio communication services for SK char operation in the cable TV network due to the equipment used to provide services, the Licensee shall take ac to remove them as per instructions of the Gossvyaznadzor supervision service.

The users shall be able to use any broadcast programs of Russian national TV and radio broadcaster state-owned regional TV and radio companies.

3) Communication equipment may be used subject to an issued certificate of compliance o Electrosvyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *14838*
Date of issue: *21.04.2000*
Validity period: *till 21.04.05 (by the moment the documents for license prolongation have been submitted to the authorized body)*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of services in telecasting and broadcasting of programmes and transmission of extra information (with addenda Nos. 1-4) in the territory of Murmansk Oblast)***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 4, registered on 30/12/2002).
Basic conditions of activities:

1) The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations signal.

2) Transmission of additional information is understood for the purposes of the license as transmission of teletext and personal radio calls with channel multiplexing via a VHF FM network.

A special license shall be issued for the services of teletext and personal radio call.

In these cases, authorization to operate the transmitter used shall be issued specifying the additional parameters.

Provision of additional information services shall not affect the quality of the TV and radio broadcast programmes.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).
A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.

4) Communication equipment may be used subject to a certificate of compliance of the Elektrosvyaz required certification system and a permit by the RF State Communication Supervision Service (Gossvyaznadzor) for its operation.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *15664*
Date of issue: *21.04.2000*
Validity period: *till 21.04.2005 (cancelled; by the moment the documents have been submitted to the authorized body for getting new license)*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of services in telecasting of programmes (with addenda Nos. 1-2) in the territory of settlements in Pskov Oblast***
In the course of reorganization in the form of affiliation that was carried out on 31.10.02, this license was transferred to the Issuer (Addendum No. 2, registered on 30/12/2002).
Basic conditions of activities:
The borders of the licensed area are defined by the range of the rated level of the Licensee's transmitting stations having the following characteristics:

Equipment installation site	Frequency channel	Transmitter capacity
Dno	50 TVC	50W
Opochka	9 TVC	50W
Opochka	12 TVC, carrier offset: plus 7.8 kHz	10W

2) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

A health certificate shall be issued for radio broadcasting stations with an overall transmitter capacity of 100W or higher, subject to the effective standards.

4) Communication equipment may be used subject to a certificate of compliance of the Elektrosvyaz required certification system and a permit by the RF State Communication Supervision Service (Gossvyaznadzor) for its operation.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24459*
Date of issue: *15.12.2002*
Validity period: *till 15.12.2007*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of mobile radio telephone communication services ALTAY in the territories of the cities of Vologda, Veliky Novgorod, Kaliningrad, Arkhangelsk and St. Petersburg***
Basic conditions of activities:

1. Maximum number of subscribers to the Licensee's network: 6,100.

2. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequencies as per the Main Radio Frequency Center's Radio Frequency Permits No. 14-06-21/47659 of 10.11.2002, No. 14-06-21/47486 of 10.11.2002, No. 14-06-21/16455 of 07.04.2003, No. 14-06-21/47661 of 10.11.2002, No. 14-06-21/47660 of 10.11.2002 and No. 14-06-21/7269 of 13.02.2003.

3. Provision of communication services with the use of a communication facility under this license may only be started subject to a permit to operate such communication facility issued by the RF bodies of governmental supervision of communication and information technologies.

4. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

5. The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

6. Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24460*

Date of issue: *15.12.2002*
Validity period: *till 15.12.2005*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of personal radio paging services in the territories of Novgorod and Murmansk Oblasts***
Basic conditions of activities:

1. Maximum number of subscribers to the Licensee's communication network: 15,000.

2. The network shall be built using the following radio frequencies:
Novgorod Oblast - 159,500 MHz, Murmansk Oblast - 164,900 MHz

3. The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4. The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

5. The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for interruptions necessary for preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the subscriber.

6. The Licensee's network may only be set up subject to design documentation developed in compliance with the Building Codes and the Industrial Process Design Regulations (SNiP and VNTP applicable in the RF and duly approved).

7. The IMT-MC 450 federal mobile network shall ensure incoming and outgoing connections between the IMT-MC 450 network subscribers and the subscribers of the RF public communication network.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

License: *30205*
Date of issue: *30.12.2003*
Validity period: *till 30.12.2013*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of cellular radio telephone communication services in the range of 450 MHz (using the IMT-MC 450 technology) in the territory of Arkhangelsk Oblast***
Basic conditions of activities:

1. OJSC North-West Telecom (the Licensee) is authorized by this license to provide services of digital cellular radio telephone communicant via a public communicant network in the range of 450 MHz using the IMT-MC 450 technology in the territory of Arkhangelsk Oblast.

2. The licensee shall, apart from provision of services using the IMT-MC 450 technology, support the operability of its NMT-450 standard network (retain the coverage area without impairing the communication quality) till the decision of the RF Communications Administration concerning the closing of the federal NMT- 450 standard cellular network.

3. In order to provide communication services by the IMT-MC 450 technology, the Licensee shall, at its own expense:

- initiate development of frequency and rate standards, and on their basis, set the terms of joint use of IMT-MC 450 networks and radio electronic facilities (REF) for civil and military purposes, prior to the start of the services;

- ensure vacation of continuous sections of the spectrum within the band assigned by the State Radio Frequencies Commission for this technology (453,00..457,4 MHz/463,0..467,4 MHz) for a stage-by-stage introduction of the technology IMT-MC 450-1x, 2 xs:

by the start of provision of the services: one carrier, including the guard spaces;
1.25+2*0.26= 1.77 MHz;
by the end of the second year of operation: 2 carriers
2*1.25+2*0.26=3.02 MHz.

4. The installed network capacity in the area specified in paragraph 1 shall be, as of 31.12 of each year accordingly, at least:

2007 - 30,000 lines;
2013 - 100,000 lines.

The Licensee shall ensure provision of the services to at least 50% of the residents of the territory specified license by the end of the year 2007.The resident's coverage percentage may be updated during the implementati this license's requirements.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the lice and possibilities of their occurrence:
There are no such factors
Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creatin subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

b). Communication networks

The telecommunication network of OJSC North-West Telecom includes the following basic constituen.
Local stationary telephone networks, including city and rural networks;
Elements of the long-distance and international telephone network;
Wireless communication networks, including cellular mobile communication networks, mobile telephone (trunking) communication, and subscriber radio access;
Document telecommunication networks, including traditional telegraph communication networks and transmission and telematic services networks;
Wired-radio networks;
Primary networks:
local;
intra-zone.

Description of OJSC NWT networks as of 30.09.2005

Local Stationary Telephone Networks, Including City and Rural Networks

Data on the number of telephone exchanges, installed and commissioned capacity of telephone excha of city and rural telephone networks are given in the table 1.

Table 1

Branch	Number of telephone exchanges		Installed capacity		Total commissioned capacity, lines	
	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks	city telephone networks	rural telephone networks
Total for OJSC NWT	972	2566	4336697	423465	3984044	374843

The digitalization level for the local telephone network of OJSC NWT on the whole is 49.81%: 52.56 city telephone networks and 21.8% on rural telephone networks.

Long-Distance and International Telephone Network

At the moment, 15 automatic long-distance telephone exchanges and 5 zone transit nodes operat branches of OJSC NWT. The automatic long-distance telephone exchanges are connected to each othe automatic switching centers, international switching centers and international telephone exchanges of O Rostelecom.

Data on the installed and commissioned capacity of the automatic long-distance telephone exchanges given in Table 2

Table 2

	Installed capacity of automatic long-distance telephone exchanges, zone communication channels and lines	Commissioned capacity of automatic long-distance telephone exchanges, zone communication channels and lines
Total for OJSC NWT	79 840	59 933

Wireless networks

The NMT-450 standard cellular mobile communication network is deployed in Arkhangelsk Oblast operated by the Artelecom branch. Number of subscribers – 2367.

Trunking networks are organized on the basis of mobile radiotelephone communication systems Altay-1 in the frequency band of 300 MHz in the territory of St. Petersburg, Leningrad Oblast, Arkhangelsk Oblast, public of Karelia and Novgorod Oblast.

Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000, DECT, KART-4 d Airlink-512S systems equipment.

Data on the number of subscribers of wireless networks are given in the Table 3

Table 3

	Number of CMC networks subscribers	Number of trunking networks subscribers	Number of subscriber radio access networks subscribers
Total for OJSC NWT	2690	1344	4418

Document telecommunication networks

Telegraph networks (Tributary Office Telegraph Communication, switched channel telegraph service/ :lex)

Due to the decreased demand for traditional services of telegraph communication, there is no increase in e volumes of telegraph networks. Nevertheless, telegraph networks continue to operate, are maintained at the propriate level and upgraded. A gradual replacement of telegraph sets by modern computer-based terminals d replacement of obsolete message switching centers by modern united switching stations is taking place.

Data on outbound telegraph traffic are given in the Table 4.

Table 4

	Outgoing chargeable telegrams for 9 months of 2005, thousand pcs.
Total for OJSC NWT	1767

Data transmission and telematic service networks

In the framework of document telecommunication networks of OJSC NWT, up-to-date data transmission d telematic service networks are being developed, ensuring corporate users' data exchange, access to the ternet, e-mail, video communication, etc.

The data on the number of consumers' installations of data transmission and telematic service networks d on the volume of Internet traffic are given in the table. 5

Table 5

	Number of consumers' installations, pcs.	Internet traffic for 9 months of 2005, Mbytes
otal for OJSC NWT	500320	292088218

Wired-radio networks

Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for e period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state ffers significantly in cities and villages, which determines the areas of these networks development: in the ties (towns) and rural areas where wired-radio networks exist and are profitable, they are developed by placement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or here they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

Data on the number of broadcasting points of wired-radio networks are given in the table 6.

Table 6

	Number of base broadcasting sets, pcs.		Number of broadcasting sets transferred to ultra-short waves - FM broadcasting, pcs.	
	Total	Including multiprogramme ones	Total	Including those in rural areas
otal for OJSC NWT	910323	801105	92052	72195

Primary networks

Local primary networks of OJSC North-West Telecom include interoffice city cable and radio-relay lines; ble, aerial and radio-relay connecting lines on rural telephone networks; subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-4 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where it is impossible or economically unreasonable to lay out fibre-optic cables, radio-relay lines are used with systems PDH (IKM-15, IKM-30, NxE1, E3 channels) and SDH (STM-1), as well as thin-route radio-relay lines (Nx of TCh channels).

Local primary networks in rural areas mainly use metal cables with the IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL technology (NxE1, E3).

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-64 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines. The trunk line resource leased from OJSC Rostelecom and from other operators on a long-term basis is used for the central-office communication.

Table 7

	Length of transmission lines, km		
	Cable	Radio-relay	Aerial
Total for OJSC NWT	9993.8	2672.24	3494.32

Channels lease from other operators

Table 8

Leased channels	Unit of measurement	Lessor's name and address			Number	Contractual period
		Region	Name	Address		
Lease of TF communication channels	TF channel	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow, 103091	3719	Contracts are signed for 1 year and may be prolonged for the next year upon agreement of the parties
lease of digital channels	Digital channel	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow, 103091	1086	
	Digital channel	Saint Petersburg	CJSC Peterstar	24, ul. B. Morskaya, St. Petersburg	6	
	Digital channel	North-West	CJSC Delta Telecom	22, ul. Bolshaya Morskaya, St. Petersburg	210	
	Digital channel	North-West Kaliningrad	CJSC Zond Holding	11, ul. Ordzhonikidze, Moscow	2	
	Digital channel	North-West	St. Petersburg Teleport	49, Borovaya, St. Petersburg	13	
	Digital channel	North-West	North-West Branch of MegaFon OJSC	1, ul. Artilleriyskaya, St. Petersburg, 191104	16	
	Digital channel	Kaliningrad	CJSC Ekstel	41/1-11, ul. G. Butkova, Kaliningrad	8	
	Digital channel	Kaliningrad	OJSC Kaliningrad TransTeleCom	1 ul. Kievskaya, Kaliningrad	12	
	Digital channel	Murmansk oblast	OJSC Kolatelecom	5/23, ul. Vorovskogo, Murmansk, 186038	25	
	Digital channel	North-West	CJSC Rascom	93A, nab. Obvodnogo kanala, St. Petersburg	270	

Digital channel	North-West	CJSC Trans Telecom Company	27, ul. Nizhegorodskaya, Moscow, 109029	28
Digital channel	North-West	OJSC "Mobile Systems"	4, Marxistskaya ul., Moscow	573

3.3. Plans of Issuer's Future Operation

Organizational goals of the Company:

- to improve the degree of Company's orientation towards clients' needs, expecting an improvement of their loyalty:

- to improve the clients servicing standard;

- to enhance the orientation of the Company's business processes and personnel towards clients.

- To improve manageability of the Company through:

- introducing up-to-date information systems;

- restructuring the organization of the Company;

- centralizing the management by the basic functional areas through introducing unified working standards and forming procedures for interaction between the General Directorate and the Branches.

- formulating unified policies and business procedures inside the Company.

- To optimize Company's costs.

- To build a highly professional team motivated to achieve the strategic goals of the Company.

The OJSC NWT's development strategy is aimed at winning the telecommunication services market throughout the North-Western region of Russia.

The key tasks to be tackled by the Issuer within the five years to come include:

- to be the leader in the market of fixed communications of the Northwestern Federal District;

- to increase the proceeds of the Company annually and to increase the income per client;

- to develop the services of Internet-access, data transmission and comprehensive services for business clients;

- to increase the shares of the company in the markets of new services, including the increase of the share of income from providing promising services in the total income of the company.

Solving these tasks will require much effort in developing the communication networks infrastructure.

The key areas of developing telecommunication networks of OJSC North-West Telecom are:

- telephone network digitalization;

- creating intelligent networks;

- creating multiservice networks for provision of integrated services;

- digitalization of primary public networks.

At the moment, besides the up-to date digital equipment of telephone centers, digital equipment of telephone exchanges and data transmission systems, OJSC NWT has a lot of obsolete equipment. The obsolete and worn out equipment does not make it possible to make a qualitatively new step in the development of OJSC NWT's network – transition to the digital network with a wide range of new services. In this connection, OJSC NWT's strategy will be aimed at restructuring the network topology and at replacing the obsolete equipment. To resolve this problem, it is planned to renovate and re-equip switching systems and linear facilities; to expand the operating telephone exchanges; to renovate technical premises; and to perform other works aimed at replacement and improvement of obsolete and worn equipment.

OJSC North-West Telecom's financial plans for the five years to come provide for:

- *increasing receipts through increasing the volume of provided services;*
- *reducing the specific value of expenses;*
- *significantly reducing and liquidating the accounts receivable for communication services;*
- *pursuing a flexible rate policy;*
- *attracting new investment.*

Sources of future income:
Issuer's principal activities.

Plans for organizing, expanding or curtailing new operating facilities:

There are no plans for organization of new operating facilities or their curtailment. The Iss continue its operation under the existing licenses.

Design of New Product Types:

No design of new product types is planned by OJSC PTN: the Company is planning to do its bus the framework of the active licenses.

Upgrading and renovation of key assets:

To introduce new equipment, upgrade the obsolete equipment and to improve the operating pr OJSC PTN is purchasing and installing modern digital equipment for new electronic type automatic te exchanges.

Possible changes in Issuer's business field:

OJSC NWT does not plan any changes in the field of its principal business - provision of commu services

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concern associations

Organization: *Iskra – the Association of Operators of the Federal Business Servicing Network*

Position and functions of the Issuer in the association: *OJSC NWT is a participant in the Iskra BSN Ass from November 28, 2001*

As a member of the Association, the Company has the following functions:

1. Participation in the management of the Association
2. Representing the Association in the operation regions
3. Paying annual target fees in due time, the amount of the fees being determined by the General Me the Members
4. Providing information required to resolve issues related to the operation of the Association

According to the Articles of Association, the basic tasks of the Association are:

Facilitating the development of a Mutually Coordinated Communication Network of the Russian Fed
Facilitating the development of the leased Federal Business Servicing Network Iskra (hereinafter refe as Iskra BSN)
Facilitating the provision of the needed volume and quality of up-to-date communication services ren to customers in Russia.
Facilitating the development of the research, technical, economic and organizational bases of Isk
Facilitating the distribution of standardized solutions in creating the Iskra
Studying and facilitating the coordination of the interests of domestic developers, suppliers and con of Iskra BSN's services
Distributing the advanced experience of digital networks organization in Russia and
Developing proposals on development of Iskra BSN
Facilitating the development of the Russian market of communication services, studying the n consumers, advertising the capacities and advantages of Iskra BSN.

Now a decision was taken on withdrawal from the list of the members of the Association

Organization: *Association of Document Telecommunication*

The Issuer has been a member of the Association since the year 2002.

Position and functions of the Issuer in the organization: *The Association was founded for the purpose of facilitating the implementation of the state policy in the field of telecommunication; facilitating the study users' needs, agreeing upon and coordinating their interests with the interests of information and telecommunication systems manufactures and operators, facilitating the creation of a legislatively ground standard and law mechanism of developing the information and telecommunication technologies and thei applications, facilitating the integration of Russian telecommunication and information systems into the European and world infrastructures. OJSC North-West Telecom is a member of the Association.*

As a member of the organization, the Issuer performs the following functions:

1. *Paying annual membership fees in due time*
2. *Facilitating the implementation of decisions taken by the state authority in the field of telecommunica*
3. *Facilitating the cooperation of departments and organizations in creating and using telecommunicati networks*

4. Facilitating the design and implementation of programmes for the development of data transmission networks and systems, telematic services, etc.

3.5. Issuer's subsidiaries and affiliates

Full official name: ***RSU (Repair and Construction Board) -Telecom Limited Liability Company***
Abbreviated official name: ***RSU - Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter E, Saint Petersburg, Russia, 198095***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: **Construction, operation and renovation of production, social, cultural and utility facilities, including communication facilities**
Description of the role of the Company for the Issuer's business: **The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure**

Officials:
Sergey Grigoryevich Bukin
Year of birth: ***1959***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Alexander Alexandrovich Shkryl
Year of birth: ***1966***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000568 %***
Percentage of Issuer's common stock held by the said party: ***0.000729 %***

Andrey Alexeyevich Kulazhenkov
Year of birth: ***1964***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Recreation and Disease Prevention Centre "Svyazist" Limited Liability Company***
Abbreviated official name: ***RPK "Svyazist" LLC***
Location: ***poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Provision of services in health centre and resort treatment and care***
Description of the role of the Company for the Issuer's business: ***Participation in the Company makes it possible to reduce issuer's social expenditure. The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Officials:
Yury Nikolayevich Vinogradov
Year of birth: ***1950***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0.000053%***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.003288 %***
Percentage of Issuer's common stock held by the said party: ***0.002996 %***

Tatiana Alexandrovna Shuyskaya
Year of birth: ***1952***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.001311 %***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***AMT Closed Joint-Stock Company***
Abbreviated official name: ***AMT CJSC***
Location: ***24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.25368 %***
Percentage of Issuer's common stock held by the said party: ***0.19943%***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Operation in the securities market within the limits established by the active law.***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities.***

Officials:
Vladimir Alexandrovich Sokolov
Year of birth: ***1976***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors (Supervisory Board) - ***not provided for in the Articles of Association of the legal entity.***
Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Pagetelecom Limited Liability Company***
Abbreviated official name: ***Pagetelecom LLC***
Location: ***6, pr. Stroiteley, Cherepovets, Vologda Oblast, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***Paging services have no prospects. A decision has been taken to liquidate the share of participation.***

Officials:
Galina Petrovna Korneyeva
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Angelika Rudolfovna Mikhalkevich
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Natalia Dmitrievna Rudenko
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0.00357%***
Percentage of Issuer's common stock held by the said party: ***0.0017%***

Sole executive body: ***Is not provided for in the course of voluntary liquidation***

Full official name: ***Closed Joint-Stock Company Svyaz Investment Company***
Abbreviated official name: ***CJSC IC Svyaz***
Location: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia***
Issuer's share in the authorized capital of the corporation: ***100%***
Percentage of Company's common stock held by the Issuer: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.2271 %***
Percentage of Issuer's common stock held by the company: ***0.0155 %***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Brokerage and dealership in the securities market***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities***

Officials:
Board of Directors:
Alexandr Yuryevich Agalakov
Year of birth: ***1962***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Vladislav Yuryevich Smyslov
Year of birth: ***1975***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexandr Surenovich Khutsiyev
Year of birth: ***1958***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000358 %***
Percentage of Issuer's common stock held by the said party: ***0.0003067 %***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Location: ***26, ul. Bolshaya Morskaya, office 422, St. Petersburg, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Transactions with securities, when this does not contradict the RF la***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary mark Issuer's securities.***

Officials:
Sergey Vladimirovich Statkevich
Year of birth: ***1976***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors and collective executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Data transmission services; Telematic services; Voice communication services of telematic data transmission services***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in foundation and development of data transmission network and telematic services centre in the territ of Novgorod Oblast.***

Officials:
Sergey Fyodorovich Makarov
Year of birth: ***1963***
Duties of the official: ***Sole executive body, Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000203 %***
Percentage of Issuer's common stock held by the said party: ***0.000261 %***

Nikolay Pavlovich Emelyanov
Year of birth: ***1948***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.07438%***
Percentage of Issuer's common stock held by the said party: ***0.08316%***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Data transmission services; Telematic services; Voice communication services of telematic data transmission services***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the Issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in foundation and development of data transmission network and telematic services centre in the territory of Novgorod Oblast.***

Officials:
Sergey Fyodorovich Makarov
Year of birth: ***1963***
Duties of the official: ***Sole executive body, Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000203 %***
Percentage of Issuer's common stock held by the said party: ***0.000261 %***

Nikolay Pavlovich Emelyanov
Year of birth: ***1948***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.07438%***
Percentage of Issuer's common stock held by the said party: ***0.08316%***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***Paging services have no prospects. A decision has been taken to liquidate the share of participation.***

Officials:
Igor Yurievich Markov
Year of birth: ***1974***
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vera Anatolievna Chuprova
Year of birth: ***1954***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0.004022%***
Percentage of Issuer's common stock held by the said party: ***0.003273%***

Sole executive body: ***The sole executive body in the course of voluntary liquidation is not provided for by the legislation.***

Full official name: ***Artelecom Service Limited Liability Company***
Abbreviated official name: ***"Artelecom Service" LLC***
Location: ***4, proyezd Priorova, Arkhangelsk, 163071, Russian Federation***
Issuer's share in the authorized capital of the corporation: ***77 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Local telephone communication services; Organization of hotel services and consumer services; Sporting, health-improving, tourist and other services; Organization and commercial operation of public catering outlets: restaurants, cafes, bars and other facilities.***
Description of the role of the Company for the Issuer's business: ***The Company services issuer's secondary assets.***

Officials:
Alexandr Alexandrovich Vavilin
Year of birth: ***1950***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.015298 %***
Percentage of Issuer's common stock held by the said party: ***0.018986 %***

Nikolay Gennadyevich Bredkov

Year of birth: *1953*
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.003288 %***
Percentage of Issuer's common stock held by the said party: ***0.002996 %***

Sergey Arkadyevich Surovtsev
Year of birth: ***1947***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.016124 %***
Percentage of Issuer's common stock held by the said party: ***0.020134 %***

Oleg Stanislavovich Shedenkov
Year of birth: ***1967***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alla Victorovna Ionina
Year of birth: ***1953***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Elvira Ravilovna Sadykova
Year of birth: ***1967***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***51 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full name: ***KABELVIDEO Limited Liability Company***
Abbreviated official name: ***KABELVIDEO LLC***
Location: ***45, ul Kuratova, Syktyvkar, Komi Republic, 167610***
Issuer's share in the authorized capital of the corporation: ***51%***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Organization of development and implementation of commercial telecasting network;***
Description of the role of the Company for the Issuer's business: ***Cooperation with the Issuer for the purpose of development of cable and on-air broadcasting in Syktyvkar, in the territory of Komi Republic.***

Officials:

Alexander Nikolayevich Tsymbalyuk
Year of birth: ***1962***
Duties of the official: ***Chairperson of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.00000018%***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.004022%***
Percentage of Issuer's common stock held by the said party: ***0.003273%***

Vladimir Vasilievich Kolpakov
Year of birth: ***1949***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***OJSC Kolatelecom***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***50 %***
Percentage of common stock held by the Issuer: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the issuer: ***The issuer holds over 20% of the Company's authorized capital. In virtue of predominating number of votes held by the Issuer's representative the Company's Board of Directors the Issuer may determine decisions made by this management body***
Basic areas of business of the Company: ***Leasing out communication channels; Data transmission services; Telematic services; broadcasting of TV and sound programmes via a cable TV network***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the issuer and provides services strategically important for the Issuer***

Officials:
Board of Directors:
Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.0015%***

Nina Yakovlevna Troshina
Year of birth: ***1953***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000216%***
Percentage of issuer's common stock held by the said party: ***0.000266 %***

Alexandr Alexeyevich Khlyzov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors, sole executive body***

ıare of the party in the Issuer's authorized capital: ***none***
ercentage of Issuer's common stock held by the said party: ***none***

ikolay Borisovich Korzenev
ear of birth: ***1971***
uties of the official: ***member of the Board of Directors***
ıare of the party in the Issuer's authorized capital: ***none***
ercentage of Issuer's common stock held by the said party: ***none***

ollegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal ıtity***

ıll official name: ***Parma-Inform Limited Liability Company***
bbreviated official name: ***"Parma-Inform" LLC***
ocation: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
suer's share in the authorized capital of the corporation: ***50 %***
ıare of the party in the Issuer's authorized capital: ***none***
ercentage of the Issuer's common stock held by the said subsidiary: ***none***
round, on which the company is considered a dependent company of the issuer: ***The Issuer holds over 20% of e Company's authorized capital***
ısic areas of business of the Company: ***Telematic and data transmission services***
escription of the role of the Company for the Issuer's business: **Cooperation with the Issuer for the purpose of eating and development of data transmission networks in the territory of Komi Republic**

fficials:
'exandr Veniaminovich Selivanov
ear of birth: ***1963***
uties of the official: ***Chairperson of the Board of Directors***
ıare of the party in the Issuer's authorized capital: ***0.00187 %***
ercentage of issuer's common stock held by the said party: ***0.000306 %***

oris Ivanovich Lyyurov
ear of birth: ***1946***
uties of the official: ***Member of the Board of Directors***
ıare of the party in the Issuer's authorized capital: ***none***
rcentage of Issuer's common stock held by the said party: ***none***

or Vladimirovich Poluektov
ear of birth: ***1975***
uties of the official: ***Member of the Board of Directors***
are of the party in the Issuer's authorized capital: ***none***
rcentage of Issuer's common stock held by the said party: ***none***

nitry Anatolievich Khmelevsky
ear of birth: ***1973***
uties of the official: ***Member of the Board of Directors***
are of the party in the Issuer's authorized capital: ***none***
rcentage of Issuer's common stock held by the said party: ***none***

man Evgenyevich Monyakhin
ar of birth: ***1980***
uties of the official: ***Member of the Board of Directors***
are of the party in the Issuer's authorized capital: ***none***
centage of Issuer's common stock held by the said party: ***none***

Eduard Anatolievich Rozhkov
Year of birth: ***1972***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***
Percentage of common stock held by the Issuer: ***40 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Medexpress Insurance Closed Type Joint-Stock Company***
Abbreviated name: ***Insurance CJSC "Medexpress"***
Location: ***2, ul. Malaya Konyushennaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34.59 %***
Percentage of common stock held by the Issuer: ***34.59 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Voluntary medical insurance: all varieties of personal and proprietary insurance***
Description of the role of the Company for the Issuer's business: ***Social effect of participation: insurance of Issuer's employees.***

Officials:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Frieder Booble
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Valery Nikolayevich Yashin
Year of birth: ***1941***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.143149 %***
Percentage of Issuer's common stock held by the said party: ***0.089292 %***

Wolfgang Wand
Year of birth: ***1952***
Duties of the official: ***Member of the Supervisory Board***

Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Gerhard Jurk
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nataliya Yuryevna Shumilova
Year of birth: ***1946***
Duties of the official: ***Member of the collegiate executive body, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vladimir Grigoryevich Kaufman
Year of birth: ***1948***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Lidiya Tomovna Beryozka
Year of birth: ***1953***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Yury Alexandrovich Samovarov
Year of birth: ***1960***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexey Alexandrovich Krasnoyartsev
Year of birth: ***1964***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Full official name: ***PARMA-TELECOM Limited Liability Company***
Abbreviated official name: ***PARMA-TELECOM LLC***
Location: ***10, ul Kommunisticheskaya, Syktyvkar, 167610, Russia***
Issuer's share in the authorized capital of the corporation: ***34.18 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the company: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Provision of local, long-distance and international telephone communication services***
Description of the role of the Company for the Issuer's business: ***In fact the Company does not operate according to the license. The share of participation shall be liquidated.***

Officials:
Pavel Gennadievich Golovanov
Year of birth: ***no data***
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Sergey Gennadievich Pisarev
Year of birth: ***1970***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Full official name: ***WestBaltTelecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***28 %***
Percentage of common stock held by the Issuer: ***28 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The issuer holds over 20% voting shares***
Basic areas of business of the Company: ***Local, long-distance and international telephone communication services, data transmission services, telematic services;***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment high priority for the issuer and provides services strategically important for the Issuer. Cooperation with Issuer in upgrade and development of telecommunications in Kaliningrad Oblast.***

Officials:
Natalya Nikolayevna Artemova
Year of birth: ***1951***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000017%***
Percentage of Issuer's common stock held by the said party: ***0.000021%***

Oleg Stanislavovich Shedenkov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Samoil Davidovich Moldavskiy
Year of birth: ***1963***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***0.000982 %***
Percentage of Issuer's common stock held by the said party: ***0.000212 %***

Sergey Stepanovish Savchuk
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Andrey Yevgenyevich Patoka
Year of birth: ***1969***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: *Octagon Technologies Closed Joint-Stock Company*
Abbreviated official name: *OCTATECH CJSC*
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: *26.4 %*
Percentage of common stock held by the Issuer: *26.4 %*
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation.

Full official name: ***Dancell Closed Type Joint-Stock Company***
Abbreviated official name: ***Dancell, SPb CTJSC***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: *23.65 %*
Percentage of common stock held by the Issuer: ***23.65 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***The share of participation shall be liquidated***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

3.6. Composition, structure and value of issuer's fixed assets, information on plans for acquisition, replacement and retirement of fixed assets, and on all facts of issuer's fixed assets burdening

3.6.1. Fixed assets

As of 30.09.2005, roubles

No.	Group of fixed assets	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
1	Land plots and nature management sites	18 775 215	0	18 775 215
2	Buildings	4 709 363 483	(1 164 495 241)	3 544 868 242
3	Communication lines	8 278 059 080	(4 422 280 127)	3 855 778 953
4	Other facilities	712 964 960	(257 396 111)	455 568 849
5	Transport facilities, except for social sphere	378 031 459	(219 608 563)	158 422 896
6	Switchboards	7 307 274 060	(2 896 571 916)	4 410 702 144
7	Other equipment of communication networks	8 280 853 426	(3 409 366 730)	4 871 486 696
8	Computing and office facilities	1 229 669 123	(704 955 178)	524 713 945
9	Other fixed assets, except for social sphere	1 756 015 056	(948 720 175)	807 294 881
	TOTAL	32 671 005 862	-14 023 394 041	18 647 611 821

Data on revaluation of fixed assets

Date of re-evaluation: ***1.01.2000***
Full balance value of fixed assets prior to re-evaluation: ***6,880,458 thousand roubles.***
Residial (less wear) value of fixed assets prior to re-evaluation: ***4,106,628 thousand roubles.***
Full balance value of fixed assets taking into account re-evaluation: ***8,107,876 thousand roubles.***
Residial (less wear) value of fixed assets taking into account to re-evaluation: ***5,204,986 thousand roubles.***
Revaluation method: ***direct recalculation on the basis of the data confirmed by documents***

Explanations to the re-valuation method (including the valuation technique):

Evaluation of buildings and facilities was mainly carried out by the index method - using the indices of rise in prices of construction and installation in industrial engineering in the region as of December 1999. The basic information for using the indices of rise in prices normally consists in data on the estimate value of facilities or on actually incurred expenses for their construction as included in the inventory list of fixed assets during commissioning. In the case of absence of the said information valuation was performed based on the functional purpose, construction volume or area of the site, using the standard values of the comparison unit cost in basic prices.

To determine the complete replacement value of the produced equipment, as well as other fixed assets, information on market prices for valuation objects or their functional analogues in the region as of December 1999 was used. If and when necessary, such information was adjusted for the existing differences between the valuation object and its functional analogues.

Name of the group of fixed assets	Full value prior to revaluation, thousand roubles	Residual (less depreciation) value prior to revaluation, thousand roubles	Date of revaluation	Full value after revaluation, thousand roubles	Residual (less depreciation) value after revaluation, thousand roubles
Land plots	2 930	1 749	1.01.2000	2 930	1 749
Buildings	931 157	555 765	1.01.2000	2 547 270	1 635 304
Facilities	2 099 294	1 252 972	1.01.2000	2 099 299	1 347 714
Machines and equipment	3 821 537	2 280 899	1.01.2000	3 433 677	2 204 362
Transport facilities	16 759	10 002	1.01.2000	16 326	10 482
Production and economic implements	8 710	5 199	1.01.2000	8 272	5 310
Other types of fixed assets	71	42	1.01.2000	102	65
Total:	**6 880 458**	**4 106 628**		**8 107 876**	**5 204 986**

On 31.10.2002, OJSC NWT was restructured in the form of takeover of the following companies:
NovgorodTelecom OJSC,
Electrosvyaz of Pskov oblast OJSC,
Electrosvyaz of the Republic of Karelia OJSC,
Electrosvyaz of Kaliningrad Oblast OJSC,
OJSC Cherepovetselectrosvyaz,
Electrosvyaz of Vologda Oblast OJSC,
OJSC Murmanelectrosvyaz,
Artelecom of Arkhangelsk oblast OJSC.

All assets and liabilities of the above companies had been transferred to OJSC NWT by the date of takeover, i.e. 31.10.2002, as to the successor of the companies, under an assignment statement valuated at their depreciated cost.

No fixed assets reassessment data for the merged companies is presented here due to the fact that the companies performed the reassessment before the takeover date when still functioning as independent legal entities. The Issuer has no reliable information as to the date of reassessment, or the full and depreciated cost of the fixed assets subject to the reassessment, as of the date of such reassessment.

Plans for acquisition, replacement or withdrawal of fixed assets, the value of which is 10 and more per cent of the value of fixed assets of the Issuer and other fixed assets at the Issuer's discretion: ***none***

IV. Data on Financial and Economic Operation of the Issuer

4.1. Results of the Financial and Economic Operation of the Issuer

4.1.1. Profit and Loss

No.	Index	Unit of measurement	3rd quarter of 2005
1.	Returns from sales of goods, products, works, services	thousand roubles	4 961 346
2.	Sale profit	thousand roubles	1 169 346
3.	Net profit (retained profit (uncovered loss))	thousand roubles	458 177
4.	Profitability of own capital	%	12.68
5.	Profitability of assets	%	7.23
6.	Net profitability ratio	%	9.24
7.	Profitability of products (sales)	%	23.57
8.	Capital turnover	times	0.98
9.	The value of uncovered loss as of the date under report	thousand roubles	none
10.	Ratio of uncovered loss as of date under report and balance currency	thousand roubles	none

Net profit is the final financial result of the company's operation in the period under report. It describes actual growth (increase) of the company's own capital. Based on the results of the 9 months of 2005 the company's net profit was 1,614,623 thousand roubles, including 458,177 thousand roubles in the 3rd quarter.

4.1.2. Factors that have influenced the change of the amount of receipts from issuer's sales of goods, products, jobs, services and profits (losses) of the Issuer from the principal activity

№ No.	Factors	3rd quarter of 2005 / 2nd quarter of 2005
1.	**Change of the rates for communication services, including:**	*65%*
1.1.	*change in the average subscriber fee for a local telephone connection*	-17%
1.2.	*change in the price of a minute of outbound long-distance and international connections*	82%
2.	**Change of the volume of provided services, including:**	-144%
2.1.	*change in the number of subscribers of local telephone connection services (city and rural telephone communication)*	35%
2.2.	*change in the number of international and long-distance outgoing connections*	-179%
3.	**Other services***	179%
	Other services of city and rural telephone networks	*13%*
	Other services of international and long-distance communication	*3%*
	Documentary telecommunication	*-14%*
	ISDN services	*9%*
	Radio and TV broadcasting, satellite communication:	*-2%*
	Wired radio:	*13%*
	Mobile telecommunication:	*-2%*
	Income from connection and traffic passage services	*-1%*
	Income from Russian operators, city telephone networks	*29%*
	Income from Russian operators, rural telephone networks	*1%*
	Other income from Russian operators	*10%*
	Other communication services	*6%*
	Income from sales (secondary activities)	*112%*

**portion of change in proceeds for the service in the aggregate change of the total proceeds*

4.2. Issuer's liquidity

Index	2nd quarter of 2005	3rd quarter of 2005
Own circulating assets, thousand roubles	-7 728 447	-8 273 139
Fixed asset index	1.50	1.52
Current liquidity factor	0.71	0.70
Rapid liquidity ratio	0.48	0.42
Own assets autonomy ratio	0.56	0.57

Liquidity indicators show the ability of the company to fulfill its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities.
Own current assets are understood as the part of own capital allocated to current assets funding. The negative value of own circulating assets shows that investment is partially financed from borrowed funds.
The fixed assets index for the analyzed period is higher than the recommended value of 0.9, while the value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient.
The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises being from 1 to 2.
In the 3rd quarter of 2005 the level of liquidity ratio in fact remained the same and was 0.70 as of 01.10.2005, which is lower than the recommended minimum value. However, the current liquidity ratio complies with the Company creditor banks' requirements (more than, or equal to 0.6).
The rapid liquidity ratio as of 01.10.05 decreased against the value as of 01.07.05 (from 0.48 to 0.42), which is attributable to a lower cash balance as of the reporting date.
The ratio of own assets autonomy shows the portion of own capital in the assets, its minimum standard amount being 0.5 – 0.6. In the 3rd quarter the autonomy ratio in fact remained the same and was 0.57 as of 01.10.05, which proves the retaining of the Company's financial standing to be stable. The ratio value complies the rated requirements, which describes the financial independence from creditors as high.
The ratio analysis proves the Company's financial standing to be stable. The Company's solvency is maintained at a high level, which is proved by the absence of overdue credit and loan debts and avoided delays of current payments.

4.3. Amount, structure and sufficiency of issuer's capital and circulating funds

4.3.1. Amount and structure of issuer's capital and circulating funds

Index	1st quarter of 2005	2nd quarter of 2005	3rd quarter of 2005
Authorized capital	1 131 415	1 131 415	1 131 415
Additional capital	8 119 493	8 100 406	8 092 702
Capital reserves	46 897	56 571	56 571
Retained Net Profit (Uncovered Loss)	5 944 419	6 135 181	6 600 985
Total amount of capital	**15 242 224**	**15 423 573**	**15 881 673**

Index	1st quarter of 2005	2nd quarter of 2005	3rd quarter of 2005
Authorized capital	7.4%	7.3%	7.1%
Additional capital	53.3%	52.5%	51.0%

ital reserves	0.3%	0.4%	0.4%
ained Net Profit (Uncovered Loss)	39.0%	39.8%	41.6%
al amount of capital	**100.0%**	**100.0%**	**100.0%**

The share of own capital in the assets in the 3rd quarter of 2005 slightly increased from 55.9% to 56.7%.
The structure of the own capital did not change any noticeably in the period under analysis.
The amount of the reserve complies with the level required by the Federal Law on Joint-Stock Companies, 5% of the authorized capital.

Index	1st quarter of 2005	2nd quarter of 2005	3rd quarter of 2005
:k	496 657	545 997	469 809
%	*11.1%*	*12.4%*	*12.3%*
ue added tax on acquired values	758 215	869 511	1 058 883
%	*16.9%*	*19.7%*	*27.7%*
:ounts receivable (expected in over 12 months after reporting date)	60 518	55 752	56 812
%	*1.4%*	*1.3%*	*1.5%*
:ounts receivable (expected within 12 months after reporting date)	1 679 229	1 709 030	1 817 271
%	*37.5%*	*38.7%*	*47.6%*
ort-term financial investments	1 214 849	1 064 349	162 044
%	*27.1%*	*24.1%*	*4.2%*
onetary funds,	270 205	155 649	250 326
%	*6.0%*	*3.5%*	*6.6%*
her current assets	2 430	20 495	6 315
%	*0.1%*	*0.5%*	*0.2%*
tal amount of circulating assets	**4 482 103**	**4 420 783**	**3 821 460**

The high capital coefficient of communication services being a specific feature of the industry, the share of rculating assets in the overall assets is insignificant: in the 3rd quarter of 2005, the circulating assets decreased y 2.4%), their portion in the overall assets making 14%.

Accounts receivable predominate in the circulating assets structure, which is also related to specific atures of the industry. The Company's circulating assets policy is primarily aimed at lower accounts receivable, eir higher quality (reduction of the overdue debt portion), and higher turnover rate. As of 01.10.2005, the counts receivable share in the circulating assets was 49%, the portion of long-term accounts receivable not ceeding 1.5%. The share of supplies in the circulating assets for the 3rd quarter of 2005 increased (12.3%). The sh segment in the circulating assets increased (from 3.5% to 6.6%).

The Company's capital and circulating assets adequacy

The Company's short-term liabilities as of 01.10.2005 were 5,448,371 thousand roubles and amounted to .3% of the own capital, thus, the value of the own capital is sufficient for fulfilling short-term liabilities.

The amount of the Company's average daily operating debt service expenses (per cent of payment, line 070 form 2) for the 3rd quarter of 2005 was 2,053.7 thousand roubles. The amount of circulating assets (as of .10.2005 – 3,821,460 thousand roubles) is sufficient for covering expenses for payment for interest (192,190 ousand roubles), planned in the 4th quarter.

3.2. Issuer's Financial Investment

The list of the Issuer's financial investment making at least 10 per cent of the financial investment as of e end date of the quarter under report:

ill and abbreviated official name: *Artelecom Service Limited Liability Company, Artelecom Service LLC (this mpany is a subsidiary of the Issuer)*
ocation: *4, proyezd Priorova, Arkhangelsk, 163071*
ix-payer's identification No.: *2901005600*
nount of investment in per cent of the authorized capital: *77 %*

Amount of investment in monetary terms: ***62,052 thousand roubles***
Amount of investment in per cent of the total financial investment: ***15.33%***

Information on the amount of potential losses related to bankruptcy of the said company:
The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value 62,052 thousand roubles.
Amount of income from the financial investment object or the procedure of its determining, payment period: ***The Issuer has no income from this financial investment***

Full and abbreviated official name: ***Novgorod Datacom Limited Liability Company, Novgorod Datacom Service LLC (this company is a subsidiary of the Issuer)***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000***
Tax-payer's identification No.: ***5310010368***
Amount of investment in per cent of the authorized capital: ***100%***
Amount of investment in monetary terms: ***63,428 thousand roubles***
Amount of investment in per cent of the total financial investment: ***15.67%***

Information on the amount of potential losses related to bankruptcy of the said company:
The amount of potential losses related to bankruptcy of the party obliged under the financial investment is equal to its total balance value 63,428 thousand roubles.
Amount of income from the financial investment object or the procedure of its determining, payment period:
1,340,452 roubles, without VAT

Item	TIN	Repayment date	Amount, roubles	Amount of investment in % of the total financial investment
Deposits				
Web-Invest Bank Open Joint-Stock Company, Web-Invest Bank OJSC, 38/4, Nevsky pr., Saint Petersburg, 191011	7831000637	24.10.2005	150 000 000.00	37.06%

Issuer's assets placed on deposit or other accounts in banks or other crediting organizations whose licenses have been suspended or revoked, or where a ruling exists as to their restructuring or winding up, or bankruptcy procedure initiation, or on recognizing such organizations as insolvent (bankrupts): none.

The amount of potential losses from financial investments as recorded in the Issuer's accounts in the period from the beginning of the reporting year till the end of the reporting quarter is, in the Issuer's opinion, limited by the book value of the assets.

The accounting standards (rules) in compliance with which the Issuer made the calculations shown in this clause:

The calculations shown in this clause were made in compliance with the standards set in Order No. 126n "Approval of PBU (Accounting Rules) No. 19/02 "Accounting of Financial Investment"" dated December 10, 2002.

4.3.3. Issuer's Intangible Assets

Name of the intangible asset	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
Trademark No. 267969	55 127	-7 805	47 322
Trademark No. 120674	22 500	-2 813	19 687
Trademark of the Telephone Guide series of reference books	2 650	-1 369	1 281
Communication cards trademark	2 901	-1 378	1 523
Certification of Pskovelectrosvyaz ASR	303 570	-303 570	0

			0
TOTAL	386 748	-316 935	69 813

There have been no contributions of intangible assets to the authorized capital or their receipts free of charge.

Accounting standard(s) rules, in compliance with which the Issuer presents information on its intangible assets:

Intangible assets are recorded in compliance with the accounting provisions "Accounting of Intangible Assets" PBU 14/2000, approved by the Order of the RF Ministry of Finance of 16.10.2000 No. 91n.

4.4. Data on the policy and expenses of the Issuer in the field of scientific-and-technical development, in respect of licenses and patents, new designs and research

Development of OJSC NWT is implemented in compliance with the General Schedule for the Development of Telecommunication Networks of the Interregional Company North-West Telecom, prepared by OJSC Giprosvyaz to the order of OJSC NWT in 2002. In June 2005 the agreement was signed with FSUE LONIIS for working out the development concept for multiservice network infrastructure of OJSC North-West Telecom for provision of up-to-date services and migration to NGN networks. In the 3rd quarter of 2005 about 826 thousand roubles were spent for financing these works.

In August 2005 applications were submitted to the Federal Institute of Industrial Property for registration of trademarks "Advance" – Internet on credit and "Advance-guard" – IDSL Internet.

4.5. Analysis of the development trends in the field of the Issuer's principal activity

For many years, the Russian communication industry has been showing positive business trends. Growing demand for communication services, and growing scopes of services provided have been recorded. Against the background of economic growth in all segments of the communication services market, the industry's investment activity is increasing.

In the 1st half of 2003, the process of restructuring of telecommunication operators affiliated with OJSC Svyazinvest was finalized. As a result, 7 interregional communication operators were established that are comparable to Eastern Europe's fixed communication operators by several parameters. The finalization of the legal procedure of OJSC Svyazinvest companies restructuring was the initial phase of the reform in the telecommunication sector. Currently, corporate restructuring of the united communication companies is underway. Main trends in the communication industry for the next few years:

- switchover to the time-based rating of local outgoing calls,

- drastic improvement of the tariff policy,

- enhancement of the technical level of public telephone networks.

- development of new technologies, including Internet access technologies.

An important line of the industry's development in the years to come is radical improvement of the tariff policies of telecommunication companies by bringing the communication service charge rates to the level of economically feasible costs, and by minimizing the limits of communication services cross-subsidizing. Among other things, the communication services pricing reform implies higher rates for local telephone communication and avoidance of local communication service subsidizing at the expense of long-distance communication services. The OJSC Svyazinvest holding, RF Ministry of Information Technology and Communication, and the Federal Tariff Service jointly work to revise the tariff policy.

The investment policy of interregional telecommunication companies shows a trend of saving large amounts of capital investment in public telephone and data transmission network expansion and updating, which is intended to reduce the telephone installation waiting lists and to improve the network digitization level.

According to analysts, on the average, Russian interregional communication companies cost 35 to 40 percent lower than similar companies on developing markets in terms of the company value-to-sales ratio (EV/S). Due to this, a leading growth of Russian telecommunication companies is forecast compared to similar foreign operators, which is attributable to their lower current market valuation.

The Issuer's business development is in line with the industry's overall trends.

Forecast of a possible change of the situation

The communication industry development corresponds to the general positive trends in the Russian economy. Besides, the industry has been steadily growing over the recent several years: novel technologies and new services are emerging, and demand for communication services is growing. The Issuer's business is also aimed at providing the full range of telecommunication services to a broad group of users.

Factors and conditions influencing the Issuer's business and its results:

The main risk factors considered by the Company in pursuing its business are:

1) On January 1, 2004, the new Federal Law on Communication came into effect, which establ legal basis for Russian communication industry's activity, and determines the industrial status of gove. bodies. The law may increase the extent of the Company business regulation, and until its appropria regulations are adopted, a period of contradictions and uncertainty related to interpretations of th regulatory bodies is inevitable.

According to the new law, the Company shall set equal conditions of telecommunication connection and traffic passing for communication operators providing similar services, and shall connection and traffic passing services to such operators on the same terms and of the same quality own structural units and affiliated persons.

Besides, in compliance with the new law "On Communication", local telephone connections shal for at the (individual) subscriber's discretion, using either the subscription or time-based billing system.

The Management cannot predict the effect of the new law on the Company.

According to the new law, the Company shall set equal conditions of telecommunication connection and traffic passing for communication operators providing similar services, and shall connection and traffic passing services to such operators on the same terms and of the same quality o own structural units and affiliated persons.

Besides, in compliance with the new law "On Communication", local telephone connections shall for at the (individual) subscriber's discretion, using either the subscription or time-based billing system.

The Management cannot predict the effect of the new law on the Company.

2) The ongoing processes of alternative telecommunication companies integration into large inter holdings.

Forecast for the duration of the above factors and conditions:

It is difficult to forecast the duration of the principal adverse factors, as it is impossible to fore lifetime of the basic law regulating the telecommunication business. The alternative operators int process is very dynamic and will last for another several years.

Actions taken and intended to be taken by the Issuer in the future for efficient use of these fact conditions:

The key competitive advantages will be used.

Material events/factors that may most adversely affect the Issuer's ability to achieve similar or results in the future as compared to the results obtained in the last reporting period:

In the future, the main adverse effects should be expected from aggravating competition, espec operators using the IP telephony technology enabling one to provide services at lower price rates, which the traffic for traditional operators and, accordingly, has an adverse effect on their earning trends.

Probability of occurrence of such events (factors):

The probability of serious competition on the side of operators using the IP-telephony technology high, since they are aggressively penetrating into all the regional markets.

Material events/factors that may improve the Issuer's business results:

The overall growth of Russia's economy and increase of the communication industry's segment in (are favorable for the Company's business.

Key Competitors

OJSC NWT is the leader by physical indicators in the sector of local telephone connection serv residents. In the regional branches of OJSC NWT the share of local telephone connection services pro the population is from 60 to 98%. As to the business sector, which is the most profitable today, the mark by physical volume in the regional branches of OJSC NWT is from 30% to 85%.

OJSC NWT holds leading position in the North-West market of long-distance and intert connection. In the years to come the insignificant growth of traffic (both long-distance and internati expected to continue, with simultaneous reduction of the traffic growth rate. The fall in the traffic gro has been partially caused by the intensive activities of alternative operators (including mobile commu operators) and by the increased use of IP-telephony.

The market of Internet services is characterized by a high level of competition. Of the market seg where OJSC North-West Telecom is represented, it is the above segment that is developing most rapidly. I 2000-2005 OJSC North-West Telecom held the leading position by dial-up access in such branches as:

lecom of Arkhangelsk Oblast, Electrosvyaz of the Republic of Karelia. In the field of dedicated access to 'nternet, services both to the business sector and to wealthy sections of the population must be actively noted. An increase in the demand for dedicated lines by 30-40% is forecasted in connection with the oduction of the time-based billing system for local telephone calls and stricter requirements for data smission speed.

Competitive position:

:C NWT has a sufficient set of competitive advantages to achieve the Company's strategic goals. Of these, most essential are:

2. *Low level of rates for services provided;*
3. *Developed infrastructure, and broad geographic coverage network;*
4. *A wide range of telecommunication services*

To maintain the competitive capacity, OJSC North-West Telecom is implementing a strategy of grated growth aimed at the development and updating of the existing communication network and struction of new telecommunication networks for providing high technological level services – ISDN and :L. Besides, a project is being implemented to create a multiservice communication network that will litate the formation of a single information space of the region.

The above factors' influence degree:

Factor	Factor importance rating
Considerable client base	1
Developed own infrastructure, and broad geographic coverage network;	2
Orientation towards the client	3
Intensive promotion of services	4
A wide range of telecommunication services	5
.vailability of the financial capacity to launch large-scale projects.	6

1 - a high importance rate
6- a low importance rate

V. Detailed Data on the Persons Who are Members of the Issuer's Management Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

. Data on the Structure and Terms of Reference of the Issuer's Management Bodies

Under articles 12, 13, 14 and 15 of the Articles of Association, the Issuer's management bodies are:

The general meeting of the shareholders is the supreme management body of the company.

The Board of Directors is the Company's collegiate management body providing general supervision of the npany's activities. The Company's Board of Directors is annually elected at the annual general meeting of reholders by cumulative voting in the number of 11 persons.

The Management Board is the Company's collegiate executive body ensuring the execution of decisions en by the General Meeting of the Shareholders and by the Board of Directors of the Company.

General Manager is the sole executive body managing the current operation of the Company.

'erms of reference of the general meeting of the Issuer's shareholders according to its Articles of Association paragraph 12.2 of article 12 of the Issuer's Articles of Association):

The terms of reference of the general meeting of the shareholders include the following issues that cannot handed over for consideration to the Board of Directors, General Manager or Management Board of the npany:

1) revisions of, and amendments to the Articles of Association, or approval of a new wording of the Articles Association (except for the cases provided for by the Federal Law on Joint-Stock Companies), in which cases isions may be passed by at least three quarters of votes of holders of the Company's voting shares attending Meeting;

2) restructuring of the Company on which a decision shall be taken by at least three quarters of votes of ders of the Company's voting shares attending the Meeting;

3) winding-up of the Company, appointment of a liquidation committee, and approval of the interim and

the closing winding-up statement, decisions on which shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) electing members of the Board of Directors by cumulative voting;

5) premature termination of authority of members of the Board of Directors on which the decision shall be taken by the majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, nominal value and category (type) of the Company's stated shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7) increase of the Company's Authorized Capital by increasing the share denomination, resolution on which shall be passed by the majority of votes of holders of the Company's voting shares attending the Meeting;

8) increasing the authorized capital of the Company by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increase of the Company's Authorized Capital by floating additional shares in a close subscription in which case a decision shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's Authorized Capital by reducing the share denomination; purchase of a part of the shares by the Company in order to reduce their overall number as well as by redemption of shares bought or repurchased by the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company as well as the distribution of profit including the payment (declaration) of dividends and losses of the Company according to the fiscal year results. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

14) determination of the procedure of convening the General Meeting of the Shareholders of the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to floatation (sale) of the Company's common shares by subscription and transactions related to floatation of issued securities convertible into common shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar commercial groups. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

20) floatation by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are floated by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's common shares exceeding 25 percent of the previously floated common shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on

convoking an extraordinary meeting and the meeting is convoked by other parties. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

23) decision on delegation of the authority of the Company's one-person executive body to a managing entity or a manager. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

24) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association (Charter).

The general meeting of shareholders may pass resolutions on matters provided in subparagraphs 2, 7, 8, 9, 15-19, and 23 of paragraph 12.2 of the Articles of Association (Charter) exclusively when introduced by the Board of Directors. In these cases, other persons entitled under applicable laws of the Russian Federation to enter items on the agenda of an annual or extraordinary general meeting of shareholders may not demand from the Board of Directors entering the listed matters on the meeting's agenda.

The general meeting of shareholders may not consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law "On Joint-Stock Companies".

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

Terms of reference of the Issuer's Board of Directors according to its Articles of Association (Charter) (paragraph 13.4 of article 13 of the Issuer's Articles of Association):

The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment; annual discussion of strategic issues of the Company's development;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increasing the authorized capital of the Company by the Company floating extra shares within the limits of the number of stated shares as established by the Articles of Association (Charter), except for the cases provided for by subclauses 8 and 9 of clause 12.2 of the Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) establishing the price (cash evaluation) of property and the price of floatation and redemption of issued securities in the cases provided for by the Federal Law on Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) approving the bylaw regulating the procedures of internal control over financial and operation of the Company;

17) recommendations on the amount of remunerations and reimbursements paid to the memb Company's Auditing Committee, approval of the terms of the contract made with the auditor, incl determination of his remuneration;

18) approval of the Provisions on the Structural Division of the Company Exercising Interna agreeing upon candidates for the position of its manager and consideration of other issues, decisions must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance val Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the directly or indirectly of any property, the value of which is from 25 to 50 % of the balance val Company's assets as determined on the basis of its accounts as of the last reporting date, except for tra made in the course of normal economic operation of the Company, transactions related to floatation o stock of the Company through subscription (realization), as well as transactions related to floatation securities convertible into the Company's common stock;

21) approval of related-party transactions in the cases provided for under Chapter XI of the Fe on Joint-Stock Companies;

22) determining the basic principles of constructing the organizational structure of the Company;

23) creating branches, opening and liquidating representative offices, approving Provisions on th

24) preliminarily agreeing upon candidates for positions of branch and representative office man dismissal of such managers;

25) determining the priority areas of the branches activities;

26) appointing the one-person executive authority (General Manager), establishing the term office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her d

28) forming the collective executive authority (Management Board), establishing the term of its o early termination of the powers of the Management Board members;

29) agreeing upon combining positions in management bodies of other organizations by the pers as the one-person executive body of the Company and by members of the Company's Management Boar

30) permitting to work for and receive wages from other organizations for the person acting as person executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Direc groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Prov the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Memb Management Board, managers of branches and representative offices, the manager of the Company's s division exercising the internal control, with the Corporate Secretary of the Company, and consideri the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation of the Company in other organizations (affiliation as a pa terminating the participation, changing the amount or the face value of the share of participation, cha number of shares or the face value of shares held by the Company) through purchasing or selling shares and/or parts of shares and through investing extra contributions to the authorized capitals organizations;

35) taking decisions on Company's participation in nonprofit organizations, except for the cases for by subclause 18 of clause 12.2 of the Articles of Association, by affiliation as a participant, termi participation, by investing extra contributions (fees) related to participation of the Company in organizations;

36) deciding issues included in terms of reference of general meetings of the participants of co companies in which the Company is the only participant entitled to vote at the general meetin participants;

37) determining the procedure of the Company's interaction with organizations in which the participates;

38) approving the bylaw(s) setting forth the rules and approaches towards disclosure of informat the Company, procedure of using information on the Company's activities, on securities of the Compa transactions with them, which is not accessible to the general public;

39) approving other bylaws of the Company, besides the ones provided for in clause 13.4 of the Articles of Association, that regulate the issues included in the terms of reference of the Company's Board of Directors, except for the bylaws, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;

40) approving the Company's risk management procedure;

41) approving the Company's Corporate Governance Code.

42) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.

Resolutions on the matters listed under subparagraphs 7 and 20 of paragraph 13.4 of the Articles of Association shall be passed unanimously by all the members of the Board of Directors except for the votes of dropped-out members of the Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in matters listed under subparagraphs 7 and 20 of paragraph 13.4 of the Articles of Association, such matters may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. In this case, a decision may be passed by the majority of votes of holders of the Company's voting shares attending the meeting.

Decisions on the issues indicated in subparagraph 21 of paragraph 13.4 of the Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.

Items other than those listed in paragraph 13.6 of the Articles of Association and classified in the frame of reference of the Board of Directors by the Federal Law "Joint-Stock Companies" and by the Articles of Association shall be passed by the majority of votes of the members of the Company's Board of Directors attending the session.

Terms of reference of the Issuer's collegiate executive bodies according to their Articles of Association (paragraph 14.4 of article 14 of the Issuer's Articles of Association):

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) deciding upon the issues included in the terms of reference of supreme management bodies of non-profit organizations, in which the Company is the only promoter (participant), except for non-profit organizations, in which the supreme management body is formed without participation of a promoter (participant);

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;

6) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

7) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

8) working out the methodology of planning, budgeting and controlling of the Company and its branches;

9) working out the policy of ensuring the Company's and branches' security;

10) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

11) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;

13) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

14) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

15) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

16) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

17) approval of the Company's organizational structure, including the basic functions.

The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the proposal of the Company's General Manager.

The terms of reference of the one-person executive body include the following issues (article 15 of the Issuer's Article of Association):

General Manager shall take decisions on matters not assigned under this Charter to the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

The General Manager acts as the Chairperson of the Management Board.

The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Data on availability of an issuer's bylaw establishing the rules of issuer's corporate behaviour:

By the decision of the Board of Directors of the Open Joint-Stock Company NWT of September 22, 2004, the Corporate Governance Code (Set of Rules) of OJSC NWT was approved.

Internet page where the full text of the Issuer's Code of Conduct (Corporate Governance Code) is published for free access:

http://www.nwtelecom.ru/pubsas/test--DC56A1C75A46A890B1D77FDE96BAE3/index.html

Data on amendments to the Issuer's Articles of Association introduced in the last period under report:

No amendments were introduced to the Articles of Association in the period under report

Data on amendments to the Issuer's by-laws introduced in the last period under report:

No amendments were introduced to the by-laws in the period under report

Internet-page where the full text of the valid version of the Issuer's Articles of Association and the by-laws regulating the operation of the Issuer's management bodies is published for free access:

http://www.nwtelecom.ru/pubsas/test--C7740C29CBAA11D5AE4B0050045260BB/lang--/index.html

5.2. Information on members of the Issuer's management bodies

Members of the Issuer's Board of Directors:

Chairperson: Valery Nikolayevich Yashin
Education: ***Higher***

Members of the Board of Directors:
1) Valery Nikolayevich Yashin
Year of birth: ***1941***

Posts for the recent 5 years:
Period: ***1996 – till now***
Organization: ***Telecom-Soyuz Non-Governmental Pension Fund***
Position: ***Chairperson of the Fund Council***

Period: ***1998 – till now***

Organization: *St. Petersburg Payphones Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1998 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *1999 - 2002*
Organization: *Open Joint-Stock Company North-West Telecom*
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: *Member of the Board of Directors*

Period: *1999 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company*
Position: *General Manager*

Period: *1999 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company*
Position: *Chairman of the Management Board*

Period: *2000 - 2003*
Organization: *Mobile Telecommunications Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2000 – till now*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 – till now*
Organization: *Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication*
Position: *Chairperson of the Board of Directors*

Period: *2000 – till now*
Organization: *Electrosvyaz of Moscow Oblast Open Joint-Stock Company*
(since 2001 – Central Telecommunication Company – Open Joint-Stock Company)
Position: *Chairperson of the Board of Directors*

Period: *2001 - 2002*
Organization: *Svyazinvest-Media Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2001 - 2004*
Organization: *RTComm.RU Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2001 - 2002*
Organization: *Electricheskaya Svyaz of Oryol Oblast Open Join-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2001 - 2003*
Organization: *Rostelecom-Garantiya Non-Governmental Pension Fund*
Position: *Chairperson of the Fund Council*

Period: *2001 – till now*
Organization: *National Payphone Network Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2002 – till now*
Organization: *Open Joint-Stock Company North-West Telecom*
Position: *Chairperson of the Board of Directors*

Period: *2002 – till now*
Organization: *The Russian Foundation of the History of Communications*
Position: *member of the Management Board*

Period: *2003 – till now*
Organization: *FC-Zenith Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *Medexpress Insurance Closed Joint-Stock Company*
Position: *member of the Supervisory Board*

Share of the party in the Issuer's authorized capital: ***0.143149 %***
Percentage of Issuer's common stock held by the said party: ***0.089292 %***
Number of issuer's shares of each category that may be acquired as a result of exercising the rights granted by issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a resul exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or boc control over financial and economic activities of the issuer: none

2) Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***
Education: ***Higher***

Posts for the recent 5 years:
Period: *1999 - 2000*
Organization: *National Association of Stock Market Members*
Position: *Deputy Chairperson of the Executive Council*

Period: *2000 - 2001*
Organization: *Smolensksvyazinform Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 - 2001*
Organization: *Kirovsvyazinform Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 - 2001*
Organization: *Saratovenergo Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002 – till now*
Organization: *National Association of Independent Directors*
Position: *Chairman of the Management Board*

Period: *2002 – till now*
Organization: *Association for Investors' Rights Protection*
Position: *Director*

Period: *2002 – 2005*
Organization: *Central Telecommunication Company - Open Joint-Stock Company*
Position: *member of the Board of Directors*

eriod: *2002 – till now*
rganization: ***Open Joint-Stock Company North-West Telecom***
osition: ***member of the Board of Directors***

eriod: *2005 – till now*
rganization: ***Baltika Brewery Open Joint-Stock Company***
osition: ***member of the Board of Directors***

eriod: *2005 – till now*
rganization: ***Russian Electrical Engineering concern "Ruelprom"***
osition: ***member of the Board of Directors***

eriod: *2005 – till now*
rganization: ***Board Solutions Closed Joint-Stock Company***
osition: ***General Manager***

hare in the Issuer's authorized capital: ***no share***
ercentage of issuer's common stock held by the party: ***no share***
lumber of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the ssuer's options held by it: ***none***
nterest in the Issuer's subsidiaries/affiliates: ***no shares***
ercentage of common shares in the Issuer's subsidiaries/affiliates: no shares
lumber of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of xercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
lature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of ontrol over financial and economic activities of the issuer: none

) Ivan Ivanovich Rodionov
ear of birth: ***1953***
ducation: ***Higher***

osts for the recent 5 years:
eriod: ***1997 – till now***
rganization: ***Representative office, AIG-Brunswick Capital Management Limited Company***
osition: ***Managing Director***

eriod: ***2001 - 2002***
rganization: ***Artelecom Open Joint-Stock Company***
osition: ***member of the Board of Directors***

eriod: ***2001 - 2002***
rganization: ***Electrosvyaz of the Republic of Karelia Open Joint-Stock Company***
osition: ***member of the Board of Directors***

eriod: ***2002 – till now***
rganization: ***Open Joint-Stock Company North-West Telecom***
osition: ***member of the Board of Directors***

eriod: ***2004 – till now***
rganization: ***"AIG-Interros RCF Advisor" Company***
osition: ***Managing Director***

eriod: ***2004 – till now***
rganization: ***Fosagro Open Joint-Stock Company***
osition: ***member of the Board of Directors***

eriod: ***2005 – till now***
rganization: ***Moscow City Telephone Network Open Joint-Stock Company***

Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: no shares
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

4) Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1995 – till now***
Organization: ***"NCH Advisors, Inc"***
Position: ***Vice-President***

Period: ***1999 - 2001***
Organization: ***Kuban airlines Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Electrosvyaz of Chelyabinsk Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Novosibirskenergo Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***Lipetskelectrosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 - 2003***
Organization: ***GUM Trading House Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Electrosvyaz of Krasnoyarsk Krai Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***Farmimex Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 - 2004***
Organization: ***Uralsvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***

Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

5) Nikolay Moiseevich Popov
Year of birth: ***1949***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2002-2004***
Organization: ***Ministry of Communications of Russia***
Position: ***Head of the Board for organization of licensing***

Period: ***2004 – till now***
Organization: ***Ministry of Russia for Information Technologies and Communication***
Position: ***Director of the Department of State Programmes, Infrastructure Development and Use of the Limited Resource***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

6) Irina Mikhailovna Ragozina
Year of birth: ***1950***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1996 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom (before 2001 - Petersburg Telephone Network Open Joint-Stock Company)***
Position: ***member of the Board of Directors***

Period: ***1998 - 2001***
Organization: ***Kamchatsvyazinform Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1998 - 2002***
Organization: ***Svyazinform of Chelyabinsk Oblast Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***1999 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stoc Company***
Position: ***Corporate Governance Department Director***

Period: ***2000 - 2005***
Organization: ***Moscow City Telephone Network Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2000 – 2000***
Organization: ***St. Petersburg Long-Distance International Telephone Open Joint-Stock Company***
Position: ***member of the Supervisory Board***

Period: ***2001 - 2002***
Organization: ***Kamchatsvyazinform Open Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***Electrosvyaz of Kurgan Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 – till now***
Organization: ***Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunic***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a resu exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bo control over financial and economic activities of the issuer: none

7) Alexandr Alexandrovich Gogol
Year of birth: ***1946***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 – till now***
Organization: ***Prof. M.A. Bonch-Bruyevich Saint Petersburg State University of Telecommunications***
Position: ***Rector***

Period: ***1999 - 2003***
Organization: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 - 2005***
Organization: ***St. Petersburg Telecommunication Centre – Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

nare in the Issuer's authorized capital: ***no share***
ercentage of issuer's common stock held by the party: ***no share***
umber of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the suer's options held by it: ***none***
terest in the Issuer's subsidiaries/affiliates: ***no shares***
ercentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
umber of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of ercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
ature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of ontrol over financial and economic activities of the issuer: none

Vladimir Alexandrovich Akulich
ear of birth: ***1956***
ducation: ***Higher***

osts for the recent 5 years:
eriod: ***1997 - 2000***
rganization: ***TransTelecom Open Joint-Stock Company***
osition: ***member of the Board of Directors***

eriod: ***1997 - 2000***
rganization: ***Web Plus Closed Joint-Stock Company***
osition: ***Chairperson of the Board of Directors***

eriod: ***1998 - 2000***
rganization: ***Petersburg Telephone Network Open Joint-Stock Company***
osition: ***Chairperson of the Board of Directors***

eriod: ***1998 - 2000***
rganization: ***Neva-Line Closed Joint-Stock Company***
osition: ***member of the Board of Directors***

eriod: ***1998 - 2000***
rganization: ***PeterStar Closed Joint-Stock Company***
osition: ***member of the Board of Directors***

eriod: ***1999 - 2000***
rganization: ***Petersburg Telephone Network Open Joint-Stock Company***
osition: ***member of the Management Board***

eriod: ***2000 - 2000***
rganization: ***Telecominvest Open Joint-Stock Company***
osition: ***Deputy General Manager***

eriod: ***2000 - 2000***
rganization: ***Telecominvest Open Joint-Stock Company***
osition: ***member of the Management Board***

eriod: ***2000 - 2001***
rganization: ***Globus-Telecom Closed Joint-Stock Company***
osition: ***member of the Management Board***

eriod: ***2000 - 2001***
rganization: ***Petersburg Transit Telecom Closed Joint-Stock Company***
osition: ***member of the Board of Directors***

eriod: ***2000 - 2002***
rganization: ***St. Petersburg International Closed Joint-Stock Company***
osition: ***member of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***St. Petersburg International Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2001- 2001***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Long-Distance International Telephone branch***

Period: ***2001- 2002***
Organization: ***Novgorodtelecom Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001- 2002***
Organization: ***Electrosvyaz of Pskov Oblast Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002- 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002- 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of Strategic Development and Technical Policy***

Period: ***2002- 2003***
Organization: ***Giprosvyaz Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***RTDC Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Delta Telecom Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Kaliningrad Mobile Networks Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2003- 2004***
Organization: ***Vologda Cellular Communication Closed Joint-Stock Company***
Position: ***Chairperson of the Board of Directors***

Period: ***2003- 2004***
Organization: ***OK GROS Limited Liability Company***
Position: ***Vice-President***

Period: ***2004 – till now***
Organization: ***Telecominvest Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004- 2004***
Organization: ***Sky Link Closed Joint-Stock Company***

Position: *Chairperson of the Board of Directors*

Period: *2004- 2005*
Organization: *Inter-regional Transit Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2005*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *Delta-Telecom Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2004- 2005*
Organization: *Moscow Cellular Communication Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *General Manager, Chairperson of the Management Board*

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

9) Dmitry Georgiyevich Yefimov
Year of birth: ***1962***
Education: ***Higher***

Posts for the recent 5 years:
Period: *1993 – till now*
Organization: *Association for Investors' Rights Protection*
Position: *Head of the Corporate Management Department*

Period: *1999 - 2002*
Organization: *Self-controlled organization "National Association of Stock Market Members"*
Position: *chief specialist*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2005 – till now*
Organization: *Klin Design and Construction Works Closed Joint-Stock Company*
Position: *General Manager*

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights grantec issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a resı exercising the rights granted by the issuer subsidiary's or dependent company's options: none
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or boı control over financial and economic activities of the issuer: none

10) Alexandr Nikolayevich Kiselev
Year of birth: ***1962***
Education: ***Higher***

Posts for the recent 5 years:
Period: *2000 - 2002*
Organization: *Ministry of RF for Communication and Informatization*
Position: *Deputy Minister*

Period: *2002 - 2004*
Organization: *Ministry of RF for Communication and Informatization*
Position: *First Deputy Minister*

Period: *2004 - 2004*
Organization: *Ministry of Transport and Communications of the Russian Federation*
Position: *Director of the Department of the state policy in the field of telecommunication and mail service*

Period: *2004 – till now*
Organization: *RF Ministry for Information Technologies and Communication*
Position: *Assistant Minister*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Share in the Issuer's authorized capital: ***0.0000628%***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights grantec issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: no shares
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a resı exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bı control over financial and economic activities of the issuer: none

11) Konstantin Vladimirovich Belyaev
Year of birth: ***1968***
Education: ***Higher***

Posts for the recent 5 years:
Period: *2000 – 2001*
Organization: *Artelecom of Arkhangelsk Oblast Open Joint-Stock Company*
Position: *Chief Accountant*

Period: *2001 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Sto Company*
Position: *Deputy General Manager, Chief Accountant*

eriod: *2002-2002*
rganization: *Yartelecom Open Joint-Stock Company*
osition: *member of the Board of Directors*

eriod: *2002-2002*
rganization: *Artelecom of Arkhangelsk Oblast Open Joint-Stock Company*
osition: *member of the Board of Directors*

eriod: *2003-2003*
rganization: *Inter-Regional Commercial Bank of Communication and Information Support Development pen Joint-Stock Company (Svyazbank OJSC)*
osition: *member of the Board of Directors*

eriod: *2005 – till now*
rganization: *VolgaTelecom Open Joint-Stock Company*
osition: *member of the Board of Directors*

eriod: *2005 – till now*
rganization: *Rostelecom Open Joint-Stock Company for Long-Distance and International Telecommunication*
osition: *member of the Board of Directors*

eriod: *2005 – till now*
rganization: *Southern Telecommunication Company - Open Joint-Stock Company*
osition: *member of the Board of Directors*

eriod: *2005 – till now*
rganization: *Inter-Regional Commercial Bank of Communication and Information Support Development pen Joint-Stock Company (Svyazbank OJSC)*
osition: *member of the Board of Directors*

eriod: *2005 – till now*
rganization: *North-West Telecom Open Joint-Stock Company*
osition: *Member of the Board of Directors*

hare in the Issuer's authorized capital: *0.000631%*
ercentage of issuer's common stock held by the party: *0.000563%*
umber of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the ssuer's options held by it: *none*
nterest in the Issuer's subsidiaries/affiliates: *no shares*
ercentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
umber of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of xercising the rights granted by the issuer subsidiary's or dependent company's options: *none*
ature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of ontrol over financial and economic activities of the issuer: none

ssuer's Collegiate executive management body

) Vladimir Alexandrovich Akulich
ear of birth: *1956*
ducation: *Higher*

osts for the recent 5 years:
eriod: *1997 - 2000*
rganization: *TransTelecom Open Joint-Stock Company*
osition: *member of the Board of Directors*

eriod: *1997 - 2000*
rganization: *Web Plus Closed Joint-Stock Company*

Position: *Chairperson of the Board of Directors*

Period: *1998 - 2000*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *1998 - 2000*
Organization: *Neva-Line Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1998 - 2000*
Organization: *PeterStar Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1999 - 2000*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2000 - 2000*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *Deputy General Manager*

Period: *2000 - 2000*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2000 - 2001*
Organization: *Globus-Telecom Closed Joint-Stock Company*
Position: *member of the Management Board*

Period: *2000 - 2001*
Organization: *Petersburg Transit Telecom Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Organization: *St. Petersburg International Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Organization: *St. Petersburg International Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2001- 2001*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Manager of the Long-Distance International Telephone branch*

Period: *2001- 2002*
Organization: *Novgorodtelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001- 2002*
Organization: *Electrosvyaz of Pskov Oblast Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002- 2002*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch*

Period: *2002- 2003*

Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2002- 2003*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager in Charge of Strategic Development and Technical Policy*

Period: *2002- 2003*
Organization: *Giprosvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *RTDC Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Delta Telecom Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Kaliningrad Mobile Networks Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Vologda Cellular Communication Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2003- 2004*
Organization: *OK GROS Limited Liability Company*
Position: *Vice-President*

Period: *2004 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *Sky Link Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2004- 2005*
Organization: *Inter-regional Transit Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2005*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *Delta Telecom Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2004- 2005*
Organization: *Moscow Cellular Communication Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *General Manager, Chairperson of the Management Board*

Share in the Issuer's authorized capital: *no share*
Percentage of issuer's common stock held by the party: *no share*
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a resu exercising the rights granted by the issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bo control over financial and economic activities of the issuer: none

2) Nikolay Gennadyevich Bredkov
Year of birth: *1953*
Education: *Higher*

Posts for the recent 5 years:
Period: *1999 - 2000*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *Deputy Economics and Finance Director - Manager of the Labour Organization and Remunerati Department of the Financial Economic Service of the Central Directorate*

Period: *2000 - 2002*
Organization: *Electrosvyaz of the Republic of Karelia Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Organization: *Artelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Electrosvyaz of Vologda Oblast Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Cherepovetsectrosvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001 - 2002*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Director in Charge of Structural Re-organization*

Period: *2002 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2002 - 2004*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager - Corporate Governance Manager*

Period: *2003 - 2004*
Organization: *Lensvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003 - 2004*
Organization: *WestBaltTelecom Closed Joint-Stock Company*
Position: *member of the Board of Directors*

iod: *2003 - 2004*
ganization: ***Closed Joint-Stock Company Vologda Cellular Communication***
sition: ***member of the Board of Directors***

iod: *2003 - 2004*
ganization: ***Tele-Nord Open Joint-Stock Company***
sition: ***member of the Board of Directors***

iod: *2003 - 2004*
ganization: ***TD-Telecom Closed Joint-Stock Company***
sition: ***member of the Board of Directors***

riod: *2004 – till now*
ganization: ***"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company***
sition: ***member of the Board of Directors***

riod: *2004 – till now*
ganization: ***Artelecom Service Limited Liability Company***
sition: ***member of the Board of Directors***

riod: *2004 - 2004*
ganization: ***Svyaz of the Komi Republic Open Joint-Stock Company***
sition: ***member of the Board of Directors***

riod: *2005 – till now*
ganization: ***North-West Telecom Open Joint-Stock Company***
sition: ***Deputy General Manager in charge of corporate management***

are of the party in the Issuer's authorized capital: ***0.003288 %***
rcentage of Issuer's common stock held by the said party: ***0.002996 %***
imber of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the uer's options held by it: ***none***
terest in the Issuer's subsidiaries/affiliates: ***no shares***
rcentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
imber of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of ercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
iture of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of ntrol over financial and economic activities of the issuer: none

Maya Mikhailovna Semchenko
ar of birth: ***1967***
lucation: ***Higher***

sts for the recent 5 years:
riod: *2000 - 2002*
ganization: ***Open Joint-Stock Company North-West Telecom***
fore 2001 - Petersburg Telephone Network Open Joint-Stock Company)
sition: ***Chief Accountant, Accounting Board Manager***

riod: *2000 – till now*
ganization: ***Open Joint-Stock Company North-West Telecom***
fore 2001 - Petersburg Telephone Network Open Joint-Stock Company)
sition: ***member of the Management Board***

riod: *2001 - 2003*
ganization: ***The St. Petersburg Bank of Reconstruction and Development Open Joint-Stock Company***
sition: ***member of the Board of Directors***

Period: *2002 – till now*
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Chief Accountant***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: none
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

4) Elena Vladimirovna Umnova
Year of birth: ***1954***
Education: ***Higher***

Posts for the recent 5 years:
Period: *1999 - 2003*
Organization: ***Bank MENATEP Saint Petersburg Open Joint-Stock Company***
Position: ***Deputy Branch Manager in Voronezh***

Period: *2003 – till now*
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Finance Department Director***

Period: *2003 – till now*
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Management Board***

Period: *2004 - 2005*
Organization: ***Central Telecommunication Company - Open Joint-Stock Company***
Position: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

5) Oleg Viktorovich Popov
Year of birth: ***1968***
Education: ***Higher***

Posts for the recent 5 years:
Period: *2000 - 2001*
Organization: ***VTN Agency Closed Joint-Stock Company***
Position: ***Head of the Integrated Projects Department***

Period: *2001 - 2003*
Organization: ***Petersburg Vneshtrans Open Joint-Stock Company***

Position: ***Manager in charge of marketing***

Period: ***2003 - 2004***
Organization: ***Ford Motor Company - Closed Joint-Stock Company***
Position: ***Head of the Logistics and Customs Clearance Department***

Period: ***2004 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Deputy General Manager – Commercial Director***

Period: ***2004 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Management Board***

Share in the Issuer's authorized capital: ***no share***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

6) Oleg Anatolyevich Semanov
Year of birth: ***1967***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1998 - 2002***
Organization: ***Artelecom of Arkhangelsk Oblast Open Joint-Stock Company***
Position: ***Communication Network Operation and Operational Technical Management Director***

Period: ***2002 - 2003***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Deputy Regional Operation Director of the Artelecom of Arkhangelsk Oblast Branch of the Open Joint-Stock Company North-West Telecom***

Period: ***2003 - 2005***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Deputy General Manager – Director in charge of Strategic Development and Technical Policy***

Period: ***2003 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***member of the Management Board***

Period: ***2005 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom***
Position: ***Deputy General Manager – Technical Director***

Share in the Issuer's authorized capital: ***0.002107 %***
Percentage of issuer's common stock held by the party: ***0.002209 %***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or t control over financial and economic activities of the issuer: none

7) Grigory Borisovich Chernyak
Year of birth: ***1949***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1994 – till now***
Organization: ***Open Joint-Stock Company North-West Telecom (before 2001 – Petersburg Telephone Network Open Joint-Stock Company)***
Position: ***member of the Management Board***

Period: ***1994 - 2001***
Organization: ***Petersburg Telephone Network Open Joint-Stock Company***
Position: ***General Issues Manager***

Period: ***2001 - 2004***
Organization: ***U Krasnogo Mosta Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2001 – till now***
Organization: ***Medexpress Insurance Closed Joint-Stock Company***
Position: ***member of the Supervisory Board***

Period: ***2001 - 2002***
Organization: ***Zenith Football Club Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager in Charge of General Issues***

Period: ***2002 - 2004***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***member of the Management Board***

Period: ***2002 - 2005***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Deputy General Manager – Property Management Director***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***General Issues Manager of the Petersburg Telephone Network branch***

Period: ***2002 – till now***
Organization: ***The Russian Foundation of the History of Communications Nonprofit Partnership***
Position: ***member of the Board of the Partnership***

Period: ***2003 – till now***
Organization: ***Neva Kabel Closed Joint-Stock Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***RSU-Telecom Limited Liability Company***
Position: ***member of the Board of Directors***

Period: ***2004 – till now***
Organization: ***RPC Svyazist Limited Liability Company***
Position: ***member of the Board of Directors***

:riod: *2004 - 2004*
rganization: *Svyaz of the Komi Republic Open Joint-Stock Company*
›sition: *member of the Board of Directors*

:riod: *2005 – till now*
rganization: *North-West Telecom Open Joint-Stock Company*
›sition: *Deputy General Manager in charge of property management and general issues*

ıare of the party in the Issuer's authorized capital: *0.033196 %*
:rcentage of Issuer's common stock held by the said party: *0.034753 %*
ımber of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the
ıuer's options held by it: ***none***
terest in the Issuer's subsidiaries/affiliates: ***no shares***
:rcentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
ımber of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of
ercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
ıture of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of
ntrol over financial and economic activities of the issuer: none

Vladimir Ivanovich Shumeiko
:ar of birth: *1956*

›sts for the recent 5 years:
riod: *1999 - 2002*
ganization: *Electrosvyaz of the Republic of Karelia Open Joint-Stock Company*
sition: *First Deputy General Manager*

riod: *2002 - 2003*
ganization: *North-West Telecom Open Joint-Stock Company*
sition: *First Deputy Regional Manager of the Branch Electrosvyaz of the Republic of Karelia*

riod: *2003 – till now*
ganization: *North-West Telecom Open Joint-Stock Company*
sition: *First Deputy General Manager*

riod: 2004 – till now
ganization: *North-West Telecom Open Joint-Stock Company*
sition: *member of the Management Board*

are in the Issuer's authorized capital: *0.000108 %*
rcentage of issuer's common stock held by the party: *0.000138 %*
ımber of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the
uer's options held by it: ***none***
erest in the Issuer's subsidiaries/affiliates: ***no shares***
rcentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
mber of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of
:rcising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
ture of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of
ıtrol over financial and economic activities of the issuer: none

Venera Adykhamovna Khusnutdinova
ar of birth: *1973*

ıts for the recent 5 years:
iod: *1998 - 2000*
ganization: *Telecominvest Open Joint-Stock Company*
ition: *Head of the Investment Department*

Period: *2000 - 2002*
Organization: *Povolzhye-Aviosnab Limited Liability Company*
Position: *Leading Specialist in Charge of Economics and Finance*

Period: *2002 - 2003*
Organization: *Kommerzbank (Eurasia) Closed Joint-Stock Company*
Position: *Specialist of the Investment Banking Activities Department*

Period: *2003 - 2003*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Adviser of General Manager in Charge of Economics and Finance*

Period: *2003 – 2005*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager – Director in Charge of Economics and Finance*

Period: 2003 – till now
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2004 – 2005*
Organization: *North-West Telecombank Closed Joint-Stock Company*
Position: *member of the Supervisory Board*

Period: *2005 – 2005*
Organization: *North-West Telecombank Closed Joint-Stock Company*
Position: *member of the Supervisory Board*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager in Charge of Economics and Finance*

Share in the Issuer's authorized capital: ***no shares***
Percentage of issuer's common stock held by the party: ***no share***
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: ***none***
Interest in the Issuer's subsidiaries/affiliates: ***no shares***
Percentage of common shares in the Issuer's subsidiaries/affiliates: ***no shares***
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

10) Vikentiy Alexandrovich Kozlov
Year of birth: *1949*

Posts for the recent 5 years:
Period: *2000 - 2004*
Organization: *Svyaz of the Komi Republic Open Joint-Stock Company*
Position: *General Manager, Chairman of the Management Board, Member of the Board of Directors*

Period: *2000 – 2001*
Organization: *National Payphone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Regional Director of the Svyaz of Komi Republic Branch*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Management Board*

Share in the Issuer's authorized capital: *0.16795 %*
Percentage of issuer's common stock held by the party: *0.19793 %*
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

11) Leonid Zigmundovich Tufrin
Year of birth: *1949*

Posts for the recent 5 years:
Period: *1994 - 2001*
Organization: ***Open Joint-Stock Company North-West Telecom***
(before 2001 - Petersburg Telephone Network Open Joint-Stock Company)
Position: ***Head of the Nekrasovsky Telephone Centre Branch***

Period: *2002 – 2004*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Head of the Nekrasovsky Telephone Centre Branch of Petersburg Telephone Network*

Period: *2004 – 2004*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *First Deputy Regional Manager of Petersburg Telephone Network Branch*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Acting Regional Manager of Petersburg Telephone Network Branch*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Regional Director of the Petersburg Telephone Network Branch*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Management Board*

Share in the Issuer's authorized capital: *0.00074 %*
Percentage of issuer's common stock held by the party: *0.0000059 %*
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

11) Irina Vladimirovna Tambovskaya
Year of birth: *1970*

Posts for the recent 5 years:

Period: *1998 – 2001*
Organization: *Motorola CJSC – Closed Joint-Stock Company*
Position: *Manager in Charge of Personnel*

Period: *2001 – 2004*
Organization: *Kelly Services Limited Liability Company*
Position: *Regional Director for North-West District*

Period: *2004 – 2004*
Organization: *Istok Open Joint-Stock Company*
Position: *Director in Charge of Personnel*

Period: *2004 – 2005*
Organization: *RF Ministry for Information Technologies and Communication*
Position: *Deputy Director of the Department*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Manager in Charge of Personnel*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Management Board*

Share in the Issuer's authorized capital: *none*
Percentage of issuer's common stock held by the party: *none*
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights grante issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a res exercising the rights granted by the issuer subsidiary's or dependent company's options: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or b control over financial and economic activities of the issuer: none

Person acting as the one-person executive body of the Issuer:

Vladimir Alexandrovich Akulich
Year of birth: *1956*
Education: *Higher*

Posts for the recent 5 years:
Period: *1997 - 2000*
Organization: *TransTelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1997 - 2000*
Organization: *Web Plus Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *1998 - 2000*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *1998 - 2000*
Organization: *Neva-Line Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1998 - 2000*

Organization: *PeterStar Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *1999 - 2000*
Organization: *Petersburg Telephone Network Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2000 - 2000*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *Deputy General Manager*

Period: *2000 - 2000*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2000 - 2001*
Organization: *Globus-Telecom Closed Joint-Stock Company*
Position: *member of the Management Board*

Period: *2000 - 2001*
Organization: *Petersburg Transit Telecom Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Organization: *St. Petersburg International Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Organization: *St. Petersburg International Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2001- 2001*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Manager of the Long-Distance International Telephone branch*

Period: *2001- 2002*
Organization: *Novgorodtelecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2001- 2002*
Organization: *Electrosvyaz of Pskov Oblast Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2002- 2002*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch*

Period: *2002- 2003*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2002- 2003*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Deputy General Manager in Charge of Strategic Development and Technical Policy*

Period: *2002- 2003*
Organization: *Giprosvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *RTDC Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Delta Telecom Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Kaliningrad Mobile Networks Closed Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003- 2004*
Organization: *Vologda Cellular Communication Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2003- 2004*
Organization: *OK GROS Limited Liability Company*
Position: *Vice-President*

Period: *2004 – till now*
Organization: *Telecominvest Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *Sky Link Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2004- 2005*
Organization: *Inter-regional Transit Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2005*
Organization: *Moscow City Telephone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004- 2004*
Organization: *Delta Telecom Closed Joint-Stock Company*
Position: *Chairperson of the Board of Directors*

Period: *2004- 2005*
Organization: *Moscow Cellular Communication Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *General Manager, Chairperson of the Management Board*

Share in the Issuer's authorized capital: *no share*
Percentage of issuer's common stock held by the party: *no share*
Number of issuer's shares of each category, which may be acquired as a result of exercising the rights granted by the issuer's options held by it: *none*
Interest in the Issuer's subsidiaries/affiliates: *no shares*
Percentage of common shares in the Issuer's subsidiaries/affiliates: *no shares*
Number of issuer subsidiary's or dependent company's shares of each category, that may be acquired as a result of exercising the rights granted by the issuer subsidiary's or dependent company's options: *none*

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

5.3. Data on the amount of remuneration, privileges and/or reimbursement for expenses for each of the issuer's management bodies:

Aggregate amount of remuneration paid to the members of the Board of Directors for the year 2004 (the amount of payment is given for all members of the Board of Directors who held the respective positions in 2004):

Wages (roubles): *2 780 522.00*

Bonuses (roubles): *2 719 222.00*

Commission (roubles): *13 120 130.00*

Privileges and/or reimbursement of expenses (roubles): *798 763.00*

Other property compensations (roubles): *0*

Total (roubles): *19 418 637.00*

Data on existing agreements in respect of such payments in the current fiscal year:

According to article 7 of the Provisions on the Board of Directors of OJSC NWT the remuneration of the members of the Board of Directors consists of a quarterly and an annual remuneration.

The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.

The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.

The quarterly remuneration of a member of the Board of Directors shall be reduced by:

30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;

100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.

The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.

The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):

- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;

- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.

The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.

The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.

The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry.

Aggregate amount of remuneration paid to the members of the Management Board for the year 2004 (the amount of payment is given for all members of the Management Board who held the respective positions in 2004):

Wages (roubles): *15 963 922.83*

Bonuses (roubles): *9 103 131.00*

Commission (roubles): *11 163 419.00*

Privileges and/or reimbursement of expenses (roubles): *4 502 419.00*

Other property compensations (roubles): *322 829.21*

Total (roubles): *41 560 248.78*

Data on existing agreements in respect of such payments in the current fiscal year:

In compliance with chapter 6 of the Provisions on the Management Board of OJSC NW remuneration is established as a percentage of the Company's net profit for the reporting quarter accordi the Company's accounts and reports and is paid on a quarterly basis.

The amount and procedure of determining the remuneration and its distribution among the memb the Management Board shall be established by the decision of the Board of Directors of the Company.

5.4. Data on the structure and terms of reference of the bodies of control over financial and economic operation of the issuer

To exercise control over financial and economic operation, the Company creates an Au Committee, a special structural division exercising the internal control functions, and an independent au is invited.

The Auditing Committee is an independent control body of the Company, elected at the annual ge meeting of the shareholders for a period till the next annual general meeting of the shareholders and cons of 7 members.

The terms of reference of the Auditing Committee include (article 17, clause 17.2.2 of the Issuer's Ar of Association):

- checking the reliability of the data contained in the reports and other financial documents o Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial re established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with whic Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

Bylaw regulating the operation of the Issuer's body of control over its financial and economic activitie Provisions on the Auditing Committee of OJSC NWT (Appendix 12)

Starting from December 2002 OJSC NWT's Internal Audit Department started its work.

As of the end of the period under report, the Department comprised:

Alexandr Nikolayevich Levashev

Larisa Alexandrovna Smirnova

Tatiana Arkadyevna Romanova

Maxim Vladimirovich Rossel

Basic functions of the Internal Audit Department (in compliance with Provisions on the Internal Department):

- periodic control of the compliance of financial and economic operations transacted by the Compan branches and other structural units with the interests of the Company, protection of Company's assets;

- independent appraisal and analysis of Company's financial state on the whole, of the financial state branches and other structural units;

- periodic control of the observance by the Company, its branches and other structural units of legis and other standard acts (including bylaws) regulating their activities, as well as of decisions of the Ge Meeting of the Shareholders of the Company, the Board of Directors of the Company, and the one-perso collegiate executive bodies of the Company;

- checking the efficiency of the internal control system, control over cash flows and over related transactions, proving the reliability of accounts and reports and operational information of the Compan branches and other structural units;

- consulting on issues of financial and tax legislation;

- interaction with external auditors, representatives of tax and other supervision authorities.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Boa Directors:

In compliance with clause 18 of subclause 13.4 of Article 13 of the Issuer's effective Articles of Assoc the Board of Directors carries out the approval of the Provisions on the Structural Division of the Con exercising internal control, agreeing upon candidates for the position of its manager and consideration of issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on th Division;

In compliance with paragraph 4.14 of Provisions on the Internal Audit Department a report on aud submitted to the Board of Directors (upon request) and to the General Manager of the Company.

In compliance with paragraph 4.1 of Provisions on the Internal Audit Department planned audits are conducted in compliance with the annual auditing plan approved by the General Manager.

Interaction of the Internal Audit Department and the external auditor:

In compliance with clause 3.2 of Provisions on the Internal Audit Department the Internal Audit Department employees, for proper performance of their tasks and functions, have the right to receive reports on the independent audit results.

Data on availability of an Issuer's bylaw establishing the rules to prevent the use of classified (insider) information: ***the rules of preventing the use of classified (insider) information are included in the Provisions on the Information Policy (see Appendix 1)***

5.5. Information on members of the bodies for control over the financial and economic activities of the issuer

Members of the Auditing Committee: and other Issuer's bodies for control over its financial and economic activities:

1) Full name: ***Yelena Viktorovna Zabuzova***
Year of birth: ***1950***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2001***
Organization: ***Russian Open Joint-Stock Company of Energy and Electrification "Unified Energy System of Russia"***
Position: ***Head of the Budget Control Division, the Treasury Department***

Period: ***2001 - 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Deputy Director – Head of the Economic Planning and Budgeting Division, Economic and Rate Policy Department***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Director of the Department of Economic Planning and Forecasting***

Period: 2005 – till now
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***VolgaTelecom OJSC***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Startcom CJSC***
Position: ***inspector***

Period: ***2005 – till now***
Organization: ***Yeniseytelecom CJSC***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***
Percentage of issuer's common stock held by the said party (%): ***none***
Number of issuer's shares of each category, which may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

2) Full name: ***Ruslan Kyarimovich Aksyaltov***
Year of birth: ***1975***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2001***
Organization: ***CKPP North-West Limited Liability Company***
Position: ***General Manager***

Period: ***2001 - 2001***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Summary Reporing and International Accounting Standards Division, Accounting Department***

Period: ***2001 – 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Methodology Division, Accounting Department***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Methodology Division, Accounting Department***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2003 – 2004***
Organization: ***Tsentralny Telegraph OJSC***
Position: ***Member of the Auditing Committee***

Period: ***2003 – 2004***
Organization: ***Nizhny Novgorod Cellular Communications CJSC***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Tatincom – T OJSC***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***
Percentage of issuer's common stock held by the said party (%): ***none***
Number of issuer's shares of each category, which may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: *none*

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

3) Full name: ***Yekaterina Nikolayevna Pavlova***
Year of birth: ***1978***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2001***
Organization: ***Izhora Works Open Joint-Stock Company***
Position: ***accountant***

Period: ***2001- 2004***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Leading Specialist of the Methodology Division, Accounting Department***

Period: ***2004 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Chief Specialist of the Methodology Division, Accounting Department***

Period: ***2004 – 2005***
Organization: ***Sibirtelecom OJSC***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Volgograd GSM CJSC***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***

Percentage of issuer's common stock held by the said party (%): ***none***

Number of issuer's shares of each category, which may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***

Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

4) Full name: ***Alexandr Vladimirovich Kachurin***
Year of birth: ***1969***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2003***
Organization: ***Bank MENATEP Saint Petersburg Open Joint-Stock Company***
Position: ***Specialist of the Crediting and Resources Allocation Sector***

Period: ***2003 - 2003***
Organization: ***Bank MENATEP Saint Petersburg Open Joint-Stock Company***
Position: ***Chief Specialist of the Crediting and Resources Allocation Sector***

Period: ***2003 - 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joi Stock Company***
Position: ***Head of the Treasury Division, Finance Department***

Period: ***2004 - 2005***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2004 –2005***
Organization: ***JSCIB Pochtobank Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2004 –2005***
Organization: ***YeniseyTelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***Sibirtelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***VolgaTelecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2005 – till now***
Organization: ***SteK GSM Closed Joint-Stock Company***
Position: ***member of the Auditing Committee***

Part of the member of the issuer's body for control over its financial and economic activities in the i: authorized capital (%): ***none***

Percentage of issuer's common stock held by the said party (%): ***none***

Number of issuer's shares of each category, which may be acquired by such a party as a result of exe the rights granted by the issuer's options held by it: ***none***

Part of the member of the issuer's body for control over its financial and economic activities in the auth capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***

Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***n***

Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired b a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's optior by it: none

Nature of any kinship with any other persons who are members of the issuer's management bodies bodies of control over financial and economic activities of the issuer: none

5) Full name: ***Konstantin Yuryevich Kravchenko***
Year of birth: ***1973***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***2000 - 2000***
Organization: ***VILCOM-INET Limited Liability Company***

Position: *Manager*

Period: *2000- 2002*
Organization: *VILCOM-INET Limited Liability Company*
Position: *Technical Director*

Period: *2002- 2004*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Chief specialist of the Public Network Development Strategy Division, the Department of Telecommunications*

Period: *2002 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Director of the Department of Telecommunications*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2005 – till now*
Organization: *Giprosvyaz Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *JSC MobileTelecom – Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2005 – till now*
Organization: *National Payphone Network Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2005 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Period: *2005 – till now*
Organization: *Uralsvyazinform Open Joint-Stock Company*
Position: *member of the Management Board*

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): *none*
Percentage of issuer's common stock held by the said party (%): *none*
Number of issuer's shares of each category, which may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *none*
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): *none*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *none*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

6) Full name: *Nataliya Petrovna Utina*
Year of birth: *1961*
Education: *Higher*

Posts for the recent 5 years:

Period: *1999 - 2001*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Chief Specialist, Division of Investment Activities Simulation, Department of Capital Investment Management*

Period: *2001 - 2003*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Deputy Head of Capital Investment Division, Department of Capital Investment Management*

Period: *2003 – till now*
Organization: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company*
Position: *Head of the Department of Investment Projects Economics, Department of Economic Planning and Budgeting*

Period: *2000-2000*
Organization: Murmanelectrosvyaz Open Joint-Stock Company
Position: *member of the Board of Directors*

Period: *2000-2002*
Organization: *Electrosvyaz of Orenburg Oblast Open Joint-Stock Company*
Position: *member of the Board of Directors*

Period: *2000 - 2002*
Organization: Electrosvyaz of Orenburg Oblast Open Joint-Stock Company
Position: *Chairperson of the Board of Directors*

Period: *2001 - 2002*
Organization: Electrosvyaz of Kurgan Oblast Open Joint-Stock Company
Position: *member of the Board of Directors*

Period: *2003 – till now*
Organization: *Dalsvyaz Open Joint-Stock Company*
Position: *member of the Management Board*

Period: *2004-2005*
Organization: *Southern Telecommunication Company - Open Joint-Stock Company*
Position: *Member of the Auditing Committee*

Period: *2003 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *member of the Auditing Committee*

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): *none*
Percentage of issuer's common stock held by the said party (%): *none*
Number of issuer's shares of each category, which may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *none*
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): *none*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *none*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: none
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

7) Full name: *Natalya Viktorovna Yermolayeva*
Year of birth: ***1971***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 - 2001***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Analysis and Statistics Division, Department of Finance Regulation and Control***

Period: ***2001 – 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Statistical Reports Division, Department of Internal Audit and Economic Analysis***

Period: ***2003 - 2003***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Statistical Reports Division, Department of Economic Reports***

Period: ***2003 – till now***
Organization: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Position: ***Head of the Statistical Reports Division of the Economic and Rate Policy Department***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***member of the Auditing Committee***

Period: ***2004-2005***
Organization: ***TsentrTelecom Open Joint-Stock Company***
Position: Member of the Auditing Committee

Period: ***2004 – till now***
Organization: ***Ulyanovsk – GSM Open Joint-Stock Company***
Position: Member of the Auditing Committee

Part of the member of the issuer's body for control over its financial and economic activities in the issuer's authorized capital (%): ***none***
Percentage of issuer's common stock held by the said party (%): ***none***
Number of issuer's shares of each category, which may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: ***none***
Part of the member of the issuer's body for control over its financial and economic activities in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): ***none***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***none***
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: ***none***
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: none

Name list of the Internal Audit Department:

Full name: *Alexandr Nikolayevich Levashev*
Year of birth: ***1972***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1995 - 2000***
Organization: ***Elf Limited Liability Company***
Position: ***Expert***

Period: ***2000 - 2001***
Organization: ***Budimir Limited Liability Company***
Position: ***Consultant***

Period: ***2001 - 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Leading Accountant***

Period: ***2002 – 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Deputy Chief Accountant***

Period: ***2002 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Internal Audit Department***

Period: ***2005 – till now***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***Manager of the Department of Internal Audit***

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): ***0***
Percentage of issuer's common stock held by the said party (%): ***0***
Number of issuer's shares of each category, which may be acquired by such a party as a result of exe the rights granted by the issuer's options held by it: ***none***
Participation of the member of the Internal Audit Department in the authorized capital (unit investmer of the issuer's subsidiaries and dependent companies (%): ***0***
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): ***0***
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired l a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's optio by it: none
Nature of any kinship with any other persons who are members of the issuer's management bodies bodies of control over financial and economic activities of the issuer: none

Full name: *Larisa Alexandrovna Smirnova*
Year of birth: ***1975***
Education: ***Higher***

Posts for the recent 5 years:
Period: ***1999 – 2002***
Organization: ***Financial Control Department of the Ministry of Finance of RF for the Kingisepp Dis and Ivan Gorod***
Position: ***Treasurer***

Period: ***2002 – 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***Economist of the Zapadny ("Western") branch***

Period: ***2002 – 2002***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***1st Category Economist of the Treasury***

Period: ***2002 – 2003***
Organization: ***Lensvyaz Open Joint-Stock Company***
Position: ***1st Category Economist of the Financial Department***

Period: ***2003 – 2003***
Organization: ***North-West Telecom Open Joint-Stock Company***
Position: ***1st Category Specialist of the Internal Audit Department***

Period: *2003 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Chief Specialist of the Internal Audit Department*

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): *0*
Percentage of issuer's common stock held by the said party (%): *0*
Number of issuer's shares of each category, which may be acquired by such a party as a result of exercising rights granted by the issuer's options held by it: *none*
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) he issuer's subsidiaries and dependent companies (%): *0*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *0*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such arty as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held it: none
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or lies of control over financial and economic activities of the issuer: none

Full name: *Tatiana Arkadyevna Romanova*
Year of birth: *1955*
Education: *Higher*
Posts for the recent 5 years:
Period: *1996 – 2001*
Organization: *St. Petersburg Long-Distance International Telephone Open Joint-Stock Company*
Position: *Leading Specialist of the Planning and Forecasting Department*

Period: *2001 – 2004*
Organization: *North-West Telecom Open Joint-Stock Company, Petersburg Telephone Network Branch*
Position: *Deputy Chief Accountant of the Main Long-Distance International Telephone Telegraph Centre*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Leading Specialist of the Internal Audit Department*

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): *0.0000176*
Percentage of issuer's common stock held by the said party (%): *0*
Number of issuer's shares of each category, which may be acquired by such a party as a result of exercising rights granted by the issuer's options held by it: *none*
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) the issuer's subsidiaries and dependent companies (%): *0*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *0*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such arty as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held it: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or dies of control over financial and economic activities of the issuer: *none*

Full name: *Maxim Vladimirovich Rossel*
Year of birth: *1977*
Education: *Higher*
Posts for the recent 5 years:
Period: *2000 – 2000*
Organization: *Primorsky Bank of the Savings Bank of Russia*
Position: *Comptroller of the operations department, Chukotka division No.8557*

Period: *2000 – 2001*
Organization: *Primorsky Bank of the Savings Bank of Russia*
Position: *Comptroller, teller of the operations department, Chukotka division No.8557*

Period: *2001 – 2004*

Organization: *Federal Treasury Board for Chukotka Autonomous Area*
Position: *1st category specialist of the Department for Analysis and Forecasting of the Federal Budget and Off-Budget Funds Income*

Period: *2004– 2004*
Organization: *Inter-District Inspectorate No.14 of the Taxes and Fees Ministry of Russia for St. Petersburg*
Position: *Deputy Head of the Department for Accounting, Reporting and Analysis*

Period: *2004 – till now*
Organization: *North-West Telecom Open Joint-Stock Company*
Position: *Specialist of the Internal Audit Department*

Participation of the member of the Internal Audit Department in the issuer's authorized capital (%): *no share*
Percentage of issuer's common stock held by the said party (%): *no share*
Number of issuer's shares of each category, which may be acquired by such a party as a result of exercising the rights granted by the issuer's options held by it: *none*
Participation of the member of the Internal Audit Department in the authorized capital (unit investment fund) of the issuer's subsidiaries and dependent companies (%): *0*
Percentages of issuer's subsidiary or dependent company's common stock held by the said party (%): *0*
Number of issuer's subsidiary's or dependent company's shares of each category, that may be acquired by such a party as a result of exercising the rights granted by the issuer's subsidiary's or dependent company's options held by it: *none*
Nature of any kinship with any other persons who are members of the issuer's management bodies and/or bodies of control over financial and economic activities of the issuer: *none*

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Body of Control over the Financial and Economic Activities of the Issuer

The aggregate amount of remuneration paid to the body of control over the financial and economic activities of the issuer (Auditing Committee) for the Year 2004:
Wages (roubles): *2 039 289.00*
Bonuses (roubles): *947 053.00*
Commission (roubles): *3 266 913.00*
Privileges and/or reimbursement of expenses (roubles): *131 787.00.*
Other property compensations (roubles): *20 115.00*
Total (roubles): *6 405 157.00*
Data on existing agreements in respect of such payments in the current fiscal year:
In compliance with the Provisions on the Auditing Committee of the Company:
In the period of discharging their duties, each member of the Auditing Committee shall receive a quarterly remuneration in the amount of 150,000 roubles.
The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.
The remuneration of a member of the Auditing Committee for the quarter, in which reelection of the Auditing Committee took place, shall be paid in proportion to the time of his/her work in the quarter.

The total amount of remuneration paid to other bodies of the Issuer for control over its financial and economic activities (internal audit department) for the 2004 year:
Wages (roubles): *1 371 980.00*
Bonuses (roubles): *610 623.00*
Commission (roubles): *0*
Privileges and/or reimbursement of expenses (roubles): *551 089.00*
Other property compensations (roubles): *0*
Total (roubles): *2 533 693.00*

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Index	3rd quarter of 2005
Average official number of employees, persons	32800
Employees who have graduated from higher schools, %	25.5
Amount of cash, allocated for wages, roubles	1 202 211
Amount of cash, allocated for social security, roubles	196 498
Total amount of cash spent, roubles	1 398 709

There are no employees seriously influencing the Issuer's business (key employees).

A trade union operates in the Company

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of issuer's workers' (employees') participation in its authorized capital (unit investment fund), including Issuer's options.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions Made by the Issuer

6.1. Data on the Issuer's Total Number of Shareholders (Participants)

Issuer's total number of participants as of the date of the end of the quarter under report:
34538

Total number of parties registered in the shareholders register of the issuer as of the date of the end of the last quarter under report:
34538

Total number of nominal holders of issuer's shares:
32

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Full official name: *Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company*
Abbreviated official name: *OJSC Svyazinvest*
Location: *55, ul. Plyushchikha, building 2, Moscow, Russia, 119121*
Tax-payer's identification No.: *7710158355*
Share in the Issuer's authorized capital: *39.528 %*
Percentage of common shares: *50.761 %*
Parties, holding at least 20 per cent of the authorized capital or at least 20 per cent of the common stock of issuer's shareholder:
Full name: *MUSTCOM LIMITED*
Abbreviated name: *MUSTCOM LIMITED*
Location: *Julia House 3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus*
Tax-payer's identification No.: *none (Non-resident)*
Share in the authorized capital of the Issuer's shareholder (participant): *25% + 1 share*
Percentage of common shares: *25% + 1 share*
Percentage of the party in the Issuer's authorized capital: *none*
Percentage of Issuer's common shares held by the party: *none*
Full name: *Ministry of Proprietary Relations of the Russian Federation*
Abbreviated name: *Minimushchestvo of RF*
Location: *9 Nikolsky per., Moscow, 103685*
Tax-payer's identification No.: *7710144747*
Share in the authorized capital of the Issuer's shareholder (participant): *50 % + 1 share*
Percentage of common shares: *50 % + 1 share*
Percentage of the party in the Issuer's authorized capital: *3.337%*

Full name: The Russian Federation represented by the Fund of Federal Property of Russia
Abbreviated name: *RFFP*
Location: *9, Leninsky pr-t, Moscow, 119049*
Tax-payer's identification No.: *7704097841*
Share in the authorized capital of the Issuer's shareholder (participant): *25% -2 shares*
Percentage of common shares: *25% -2 shares*
Percentage of the party in the Issuer's authorized capital: *the Russian Federal Property Fund was n register of OJSC NWT shareholders as of the reporting date.*
Percentage of Issuer's common shares held by the party: *the Russian Federal Property Fund was n register of OJSC NWT shareholders as of the reporting date.*
Data on the share of the state or the municipal unit in the authorized capital of the Issuer is paragraph 6.3 of the Report.

Full official name: *Brunswick UBS Closed Joint-Stock Company*
Abbreviated official name: *Brunswick UBS CJSC*
Location: *2/2, Paveletskaya square, Moscow, 115054*
Tax-payer's identification No.: *7711080038*
Share in the Issuer's authorized capital: *13.251% (nominal holder)*
Percentage of common shares: *13.458% (nominal holder)*
Parties, holding at least 20 per cent of the authorized capital or at least 20 per cent of the common issuer's shareholder:
Name: *Brunswick Warburg (Russia) Ltd.*
Location: *The issuer has no data*
Tax-payer's identification No.: *none (Non-resident)*
Share in the authorized capital of the Issuer's shareholder: *100 %*
Percentage of the party in the Issuer's authorized capital: *none*
Percentage of Issuer's common shares held by the party: *none*

Full official name: *Depositary Clearing Company – Closed Joint-Stock Company*
Abbreviated official name: *DCC CJSC*
Location: *31, ul. Shabolovka, building E, Moscow, 115162*
Tax-payer's identification No.: *7710021150*
Share in the Issuer's authorized capital: *8.913 % (nominal holder)*
Percentage of common shares: *6.335% (nominal holder)*
Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 pe the common stock of the issuer's shareholder (participant):
The issuer has no data

Full official name: *ING-BANK (Eurasia) Closed Joint-Stock Company*
Abbreviated official name: *ING Bank (Eurasia) CJSC*
Location: *36, ul. Krasnoproletarskaya, Moscow, 127473*
Tax-payer's identification No.: *7712014310*
Share in the Issuer's authorized capital: *6.944 % (nominal holder)*
Percentage of common shares: *7.935 % (nominal holder)*
Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 pe the common stock of the issuer's shareholder (participant):
The issuer has no data

Full official name: *Lindsell Enterprises Limited*
Abbreviated official name: *Lindsell Enterprises Limited*
Location: *2-4 Arch. Makarios III Avenue Capital Center, 9th Floor, 1505, Nicosia Cyprus*
Tax-payer's identification No.: *none (Non-resident)*
Share in the Issuer's authorized capital: *5.033 %*
Percentage of common shares: *1.987 %*
Parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of the common stock of the issuer's shareholder (participant):
The issuer has no data

6.3. Data on the share of the state or the municipal unit in the authorized capital (unit investment fund) of the issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal entity) in the Issuer's authorized capital and special rights:

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Ministry of Proprietary Relations of the Russian Federation***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***9, Nikolsky pereulok, Moscow, 103685***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: *3.337%*

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The State Regional Institution "Property Fund of Novgorod Oblast"***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Office 161, pl. Sofiyskaya, Veliky Novgorod, Novgorod Oblast, 173005***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00008%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda Oblast represented by the Department of Proprietary Relations of Vologda Oblast***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda city***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00001%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Property Management Agency of Komi Republic***
Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The city of Syktyvkar***
Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00022%***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):
no such special right is provided for

The share of the Federal State Unitary Enterprise "All-Russia State Telecasting and Broadcasting Company" (19/21, 5th ul. Yamskogo Polya, Moscow, 125124) in the Issuer's authorized capital is 0.003%

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

If any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder are established by the Articles of Association of the issuer, which is a joint-stock company, then such restrictions must be listed: ***no such restrictions have been provided for by the Articles of Association of the issuer.***

If any restrictions of the share of foreign parties' participation in the authorized capital of the issuer have been established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation, then such restrictions must be listed or it must be stated that there are no such restrictions: ***there are no such restrictions***

Other restrictions related to participation in the authorized capital (unit investment fund) of the issuer: ***there are no other restrictions***

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Compositions of the issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock as determined as of the date of the list of parties entitled to participation in each general meeting of the shareholders (participants) of the issuer, held for the 5 recent completed fiscal years preceding the date of the end of the quarter under report.

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***03.04.2000***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.800***
Percentage of issuer's common stock held by the said party (%): ***51.005***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***13.768***
Percentage of issuer's common stock held by the said party (%): ***15.220***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***6.832***
Percentage of issuer's common stock held by the said party (%): ***8.336***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***20.04.2000***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***02.04.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: ***01.10.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the co stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareh (participants) of the issuer was made up: ***08.05.2002***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the co stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): ***5.424***
Percentage of issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders articipants) of the issuer was made up: *16.12.2002*

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common ock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open int-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): *39.893*
Percentage of issuer's common stock held by the said party (%): *50.844*

Full official name: ***Stotter Limited***
Abbreviated official name: ***The issuer has no data***

Share of the party in the Issuer's authorized capital (%):
Percentage of issuer's common stock held by the said party (%): *7.906*

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): *5.424*
Percentage of issuer's common stock held by the said party (%): *4.756*

Date when the list of the parties entitled to participation in the general meeting of the shareholders articipants) of the issuer was made up: *05.05.2003*

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common ock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) - Open int-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): *39.893*
Percentage of issuer's common stock held by the said party (%): *50.844*

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): *6.633*
Percentage of issuer's common stock held by the said party (%): *6.298*

Date when the list of the parties entitled to participation in the general meeting of the shareholders articipants) of the issuer was made up: *27.02.2004*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), d, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open int-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39.893*
Percentage of issuer's common stock held by the said party (%): *50.844*

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *4.13*
Percentage of issuer's common stock held by the said party (%): *5.6*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *14.05.2004*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39.893*
Percentage of issuer's common stock held by the said party (%): *50.844*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *19.07.2004*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39.893*
Percentage of issuer's common stock held by the said party (%): *50.844*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *21.07.2004*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39.893*
Percentage of issuer's common stock held by the said party (%): *50.844*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the issuer was made up: *10.05.2005*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for issuers being joint-stock companies - also at least 5 per cent of issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) – Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the issuer (%): *39.528*
Percentage of issuer's common stock held by the said party (%): *50.761*

6.6. Data on Related-Party Transactions Made by the Issuer

Total number of the related-party transactions made by the Issuer:
50

Total amount of related-party transactions approved by the Issuer's Board of Directors, based on the results of the last quarter under report:

76,798.58 US dollars and
133,874,541.29 roubles

There have been no related-party transactions to be approved by other management bodies according to the Russian legislation in the period under report.

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the issuer's assets as determined based on the data of its accounts and reports as of the last reporting date: ***there have been no such transactions in the period under report***

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Total Amount of Issuer's Accounts Receivable:

	3rd quarter of 2005
Total accounts receivable, (*lines 230, 240 of form No.1*), thousand roubles	1 874 083
Reserve for doubtful debts, thousand roubles	997 877
Total amount of accounts receivable, thousand roubles *	2 871 960

- When calculating the total amount of accounts receivable for the respective period, the Issuer takes into account the doubtful debt reserve.

Issuer's Accounts Receivable Structure*:

3rd quarter of the year 2005

Type of accounts receivable	Period in which the debt arises					TOTAL
	from 0 to 45 days	from 45 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year	
Accounts receivable (line 230), including:						
buyers and customers, roubles	8 502 191	x	x	x	x	**8 502 191**
advances distributed, roubles	668 931	x	x	x	x	**668 931**
other receivables, roubles	47 641 298	x	x	x	x	47 641 298
Total, roubles:	**56 812 420**	**0**	**0**	**0**	**0**	**56 812 420**
Accounts receivable (line 240), including:						x
overdue one, roubles	159 205 920	32 508 074	25 589 495	301 902 576	673 151 169	**1 192 357 234**
Buyers and customers, roubles (except for the overdue accounts receivable)	1 219 639 975	64 508	8 112	547 025	738 940	1 220 998 560
advances distributed, roubles	66 806 623	7 009 489	592 974	22 985 517	1 682 932	**99 077 535**
other receivables, roubles	260 068 513	33 692 770	1 255 785	1 562 872	6 134 621	**302 714 561**
Total, roubles:	**1 705 721 031**	**73 274 841**	**27 446 366**	326 997 990	**681 707 662**	**2 815 147 890**

Explanation of the overdue accounts receivable (3rd quarter of the year 2005)

	Line of form No.1 (of the Balance sheet)	*Current amount of accounts receivable as of the date under report (data is entered with a "-" sign)*	*Including the overdue accounts receivable, roubles, as of the date under report (data is entered with a "+" sign)*	
			Less than 3 months, roubles	*More than 3 months, roubles*
accounts receivable, including:	240	2 815 147 890	220 094 595	1 004 982 019
1. buyers and customers TOTAL	241	2 413 355 794	188 378 889	999 477 503
2. advances distributed TOTAL	242	99 077 535	2 646 233	2 626 560
3. other debtors TOTAL	243	302 714 561	29 069 473	2 877 956

**** The accounts receivable structure is presented taking into account the reserve for doubtful debts.***
***** - The Issuer keeps records of accounts receivable with the payment due period up to 45 days and from to 90 days.***
- The Issuer keeps records of accounts receivable by the time they arose, therefore no correct data of ac receivable accounting by the time of payment due can be given.

Debtors owing at least 10 per cent of the total amount of the accounts receivable in the 3rd quarter of 2005: *n*

VII. Issuer's accounting reports and other financial information

7.1. Annual accounting reports of the Issuer

Information is not submitted in the current period under report

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

BALANCE SHEET			CODES
		Form No.1 under OKUD	0710001
as of	September 30, 2005	Date (year, month, day)	26.10.2005
Organization:	OJSC North-West Telecom (Inter - regional Company)	under OKPO	01166228
Taxpayer's Identification Number	7808020593	TIN	780820593
Area of activities	communication	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership:	Open Joint-Stock Company	under OKOPF/OKFS	47/34
Unit of measurement:	thousand roubles	under OKEI	384
Address:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186		
		Date of approval	27.10.2005
		Date of mailing (acceptance)	28.10.2005

ASSETS	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CIRCULATING ASSETS Intangible assets		110	110	457	70
Fixed assets		120	120	18 627 158	18 647 612
Capital investments		130	130	1 013 229	3 049 245
Profitable investment in stocks of materials and capital equipment		135	135		
Long-term financial investments		140	140	167 908	242 689
including: investment in subsidiaries			141	85 448	151 028
investment in associate companies			142	32 839	32 839
investment in other companies			143	30 887	42 426
other long-term finance investment			144	18 734	16 396
Deferred tax assets		145	145	494 888	334 416
Other non-circulating assets		150	150	1 703 977	1 901 678
Total for section I		190	190	22 007 617	24 175 710

ASSETS	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
II. CURRENT ASSETS Stocks		210	210	520 116	469 809
including: raw materials, components and other similar values		211	211	302 280	305 992
expenditures in work-in-process (turnover costs)		213	213	143	1 226
finished products and goods for resale		214	214	11 140	9 260
shipped goods		215	215	604	
deferred expenses		216	216	205 949	153 331
other stock and expenses		217	217		
Value added tax on acquired values		220	220	1 110 785	1 058 883
Accounts receivable (expected in over 12 months after the reporting date)		230	230	67 447	56 812
including: buyers and customers		231	231	9 399	8 502
advances distributed			232	2 047	669
other debtors			233	56 001	47 641
Accounts receivable (expected within 12 months after the reporting date)		240	240	1 391 311	1 817 271
including: buyers and customers		241	241	1 151 031	1 415 479
advances distributed			242	72 333	99 078
other debtors			243	167 947	302 714
Short-term financial investments		250	250	15 689	162 044
Monetary funds,		260	260	239 782	250 326
Other current assets		270	270	319	6 315
Total for section II		290	290	3 345 449	3 821 460
BALANCE (sum of lines 190 + 290)		300	300	25 353 066	27 997 170

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Authorized capital		410	410	1 131 415	1 131 415
Additional capital		420	420	8 126 713	8 092 702
Capital reserves		430	430	46 897	56 571
Own shares purchased from shareholders		411	440		
Retained profit (uncovered loss) of previous years.		470	460	5 299 818	4 986 362
Retained profit (uncovered loss) of the year under report		470	470	X	1 614 623
Total for section III		490	490	14 604 843	15 881 673
IV. LONG-TERM LIABILITIES Credits and loans		510	510	2 808 434	5 434 496
including: credits			511	2 576 939	2 231 046
loans			512	231 495	3 203 450
Deferred tax liabilities		515	515	590 675	636 787
Other long-term liabilities		520	520	1 131 204	595 843
Total for section IV		590	590	4 530 313	6 667 126
V. SHORT-TERM LIABILITIES Credits and loans		610	610	2 025 180	1 609 037
including: credits			611	495 641	5 774
loans			612	1 529 539	1 603 263
Accounts payable,		620	620	3 450 767	2 921 942
including: suppliers and contractors		621	621	1 906 210	1 540 365
advances received		625	622	373 662	252 173
wage arrears		622	623	142 375	178 945

Index	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
Indebtedness to state off-budget funds		623	624	69 112	88 028
Debt in respect of taxes and fees		624	625	409 429	376 089
other creditors		625	626	549 979	486 342
Indebtedness to participants (promoters) in respect of income payment		630	630	18 070	181 129
Deferred income		640	640	78 677	77 711
Reserves for forthcoming costs		650	650	645 216	658 552
Other short-term liabilities		660	660		
Total for section V		690	690	6 217 910	5 448 371
BALANCE (sum of lines 490 + 590 + 690)		700	700	25 353 066	27 997 170

Availability statement of valuables recorded on off-balance accounts

Index	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	966 532	856 806
including those under leasing		911	911	320 893	204 298
Inventories accepted for custody		920	902	56 606	78 917
Goods accepted for commission		930	903	7 492	9 954
Insolvent debtors' indebtedness written-off to loss		940	904	670 173	487 709
Received liability and payment collaterals		950	905	22 165	21 562
Issued liability and payment collaterals		960	906	5 301 448	3 338 560
Wear of residential fund		970	907	7 606	7 324
Wear of external improvements and other similar facilities		980	908	3 083	3 237
Funds for payment for communication services			909	57 372	92 887

Statement on the net assets value

Index	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	14 683 520	15 959 384

CEO __________ V.A. Akulich Chief accountant __________ M.M. Semchenko

(signature) (explanation of the signature) (signature) (explanation of the signature)

October 27, 2005

PROFIT AND LOSS REPORT

			CODES
		Form No.02 under OKUD	0710002
for	9 months of 2005	Date (year, month, day)	26.10.2005
Organization:	OJSC North-West Telecom (Inter - regional Company)	under OKPO	01166228
Taxpayer's Identification Number	7808020593	TIN	7808020593
Area of activities	communication	under OKVED	64.20.11,12,22,3,2
Organizational & legal form/Form of ownership:	Open Joint-Stock Company	under OKOPF/OKFS	47/34
Unit of measurement:	thousand roubles	under OKEI	384

Index	Explanations	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income from and expenses for normal activities (Net) returns from sale of goods, products, works, services (less the VAT, excise taxes and similar obligatory fees)		010	010	14 792 199	12 710 980
including that from the sales: communication services			011	14 337 443	12 291 835
Prime cost of sold goods, products, works and services		020	020	(11 268 967)	(9 894 597)
including: communication services			021	(11 070 420)	(9 718 667)
Profit (loss) from sales (lines 010 -020)		050	050	3 523 232	2 816 383
II. OPERATING INCOME AND EXPENSES Interest receivable		060	060	80 873	22 972
Interest payable		070	070	(501 420)	(255 187)
Income from participation in other organizations		080	080	5 961	1 750
Other operating income		090	090	186 417	487 373
Other operating expenses		100	100	(952 502)	(1 153 532)
III. NON-OPERATING INCOME AND EXPENSES Non-operating income		120	120	451 470	305 613
Non-sale (non-operating) expenses		130	130	(437 168)	(552 372)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	140	2 356 863	1 673 000

Index	Explanations	Index code	Line code	For the period under report	For the same period of the previous year
penses for the profit tax ies -151+/-152+/-153) luding:			150	(742 083)	(535 518)
ferred tax liabilities		142	151	(46 205)	(103 549)
erred tax assets		141	152	(63 981)	41 469
rrent profit tax		150	153	(631 897)	(473 438)
ofit (loss) from normal ivities (lines 140 - 150)			160	1 614 780	1 137 482
. EXTRAORDINARY COME AND EXPENSES traordinary income			170	995	1 947
traordinary expenses			180	(1 152)	(548)
t profit (retained profit ss) of the period under port) (lines 160 + 170 - 180)		190	190	1 614 623	1 138 881
R REFERENCE ntingent expenses /income the profit tax			201	(560 015)	(401 858)
ed tax liabilities		200	202	(186 473)	(149 040)
ed tax assets		200	203	4 405	15 380

Index	Explanations	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
se profit (loss) per share			301	X	X
atered profit (loss) per share			302	X	X

To be filled in the annual counting reports

Explanation of profit and loss items

Index	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
ies, penalties and forfeits, ich have been knowledged or for which bitration) court awards on covery have been received		401	27 122	(1 718)	18 801	(4 321)
ofit (loss) of previous years		402	29 457	(55 583)	163 930	(166 000)
lemnification for losses licted by failure to fulfil or fulfil duly the obligations		403	1 737	(1 505)	2 050	(900)
change rate differences of eign currency transactions		404	20 723	(4 105)	66 769	(43 724)
Deductions for estimate reserves		405	122 230	(29 064)	102 575	(321 429)
Writing off accounts receivable and payable		406	7 818	(6 697)	2 459	(12 187)

CEO __________ V.A. Akulich Chief accountant ___________ M.M. Semchenko
(signature) (explanation of the signature) (signature) (explanation of the signature)

October 27, 2005

7.3. Issuer's Summary Accounts and Reports for the Last Completed Fiscal Year.

Information is not submitted in the period under report

7.4. Data on the Issuer's Accounting Policy

Provisions on Accounting Policy of NWT OJSC for the year 2005 (See Appendix 2)

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export works (services)

7.6. Data on Value of the Real Estate and on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year.

Information as of 30.09.2005

No.	Real estate	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
	Real estate in RF	11 166 330 144	-511 944 640	10 654 385 504
	TOTAL	11 166 330 144	-511 944 640	10 654 385 504

There have been no essential changes in the composition of the Issuer's property with a balance value exceeding 5 per cent of the balance value of the Company's assets after the date of expiry of the last completed fiscal year.

7.7. Data on Issuer's Participation in Any Court Proceedings, if such Participation May Materially Affect Financial or Economic Operation of the Issuer

As of 30 September 2005 and during the three years preceding that date, OJSC North-West Telecom did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Issuer and results of current court proceedings. Among other things, in the said period the Issuer did not take part in any court cases related to contesting the rights to Issuer's licenses, related to recognizing the Issuer and/or its subsidiaries and/or affiliates bankrupt, to alienation of Issuer's property (assets) or to exacting a debt in respect of taxes or fees to the budget or non-budgetary funds in any significant amount.

VIII. Extra Data on the Issuer and the Issued Securities Floated by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): *1 131 414 770*

Breakdown of the authorized capital by share categories:

Common stock:

Total (roubles): *881 045 433*

Share in the Issuer's authorized capital: *77.871127 %*

Preferred stock:

Total (roubles): *250 369 337*

Share in the Issuer's authorized capital: *22.128873 %*

Category of stock circulating outside the Russian Federation: ***common registered no documentary***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: ***4.83%***

Name and location of the foreign issuer whose securities certify the rights in respect of issuer's stock of the respective category: ***JPMorgan Chase Bank is the issuer under the 1st level ADR programme of OJSC NWT.***

Brief description of the programme (type of programme) for the issue of foreign issuer's securities certifying the rights in respect of the stock of the respective category: ***1st level ADR***

Data on obtaining a permission from the Federal Commission for circulation of issuer's stock of the respective category outside the Russian Federation (if applicable): ***Resolution No. 701/r of 11th August 2001, Resolution No. 1590/r of 3rd January 2002.***

Name of foreign organizer of trade (organizer of trade), through whom foreign issuer's securities certifying the rights in respect of issuer's shares circulate (if there is such a circulation) ***according to the circulation conditions in the framework of 1st level ADR programme, trade is effected in the off-exchange market only***

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Period starting date: ***January 1, 2000***

	Amount of AC, roubles	AC structure	Issuer's management body taking the decision on changing the amount of AC	No. and date of making up the minutes of the meeting (session) of the management body taking the decision on changing the amount of AC.	Amount of AC after each change, roubles
As of 1.01.2000	466 474 800	Common stock: -382,288,800 pcs. Preferred stock - 84,186,000 pcs.	---	---	466 474 800
As of 01.01.2001	466 474 800	Common stock: -382,288,800 pcs. Preferred stock - 84,186,000 pcs.	General Meeting of the Shareholders	Minutes No. 1 of 03/04/2000	587 497 817
As of 01.01.2002	587 497 817	Common stock: - 473,056,966 pcs. Preferred stock - 114,440,851 pc.	—	—	587 497 817
As of 01.01.2003	587 497 817	Common stock: 473,056,966 pcs. Preferred stock - 114,440,851 pc.	General Meeting of the Shareholders	Minutes No. 1 of 28/11/2002	937 940 010
As of 01.01.2004	937 940 010	Common stock: 735,917,222 pcs. Preferred stock - 202,022,788 pcs.	Board of Directors	Minutes No. 21-04 of 25/06/2004	1 131 414 770
As of 01.01.2005	1 131 414 770	Common stock: 881,045,433 pcs. Preferred stock - 250,369,337 pcs.	—	—	1 131 414 770

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

In compliance with the Articles of Association, the Issuer forms a reserve in the amount of 5 per cen authorized capital.
As of 01.01.03, a reserve had been formed in the amount of 29,375 thousand roubles, which amounted per cent of the authorized capital.
As of 01.10.2003, 17 522 thousand roubles were deducted to the reserve, as a result of which the amoun reserve as of 01.10.2003 was 46 897 thousand roubles, or 5% of the Issuer's authorized capital.
As of 31.03.05 the amount of the reserve fund is 46,897 thousand roubles or 4.14% of the Issuer's au capital.
As of 30.06.05 the amount of the reserve fund is 56,571 thousand roubles or 5% of the Issuer's au capital.
As of 30.09.05 the amount of the reserve fund is 56,571 thousand roubles or 5% of the Issuer's au capital.
The amount of deductions to the fund in the period under report: 0 roubles
The amount of the fund spent in the period under report: 0 roubles

8.1.4. Data on the Procedure of Convoking and Holding the Meeting (Session) of the Supren Management Body of the Issuer

Name of the supreme management body of the issuer: *General Meeting of the Shareholders*

Procedure of notifying the shareholders (participants) on holding the meeting (session) of the s management body of the issuer (in compliance with article 12 of the Issuer's Articles of Association):

1. A notification on holding a general meeting of the shareholders must be provided not later than in advance, while a notification on holding a general meeting of the shareholders, the agenda of which c an issue of Company re-organization must be provided not later than 30 days before the date it is to be hel

If the proposed agenda of an extraordinary general meeting of the shareholders contains the i electing the Board of Directors of the Company, a notification on holding an extraordinary general me the shareholders must be provided not later than 50 days before the date of holding it.

Within the time specified, the notification on holding a general meeting of the shareholders must b each person indicated in the list of those entitled to participation in the general meeting of the shareho registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspa

2. The notification on holding a general meeting of the shareholders must contain:

full official name of the Company and location of the Company;

form of holding the general meeting of the shareholders (meeting or absentee voting);

date, place and time of holding the general meeting of the shareholders, and the mailing address t filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the j absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which ballots are to be sent;

starting time of registration of the persons (their representatives) taking part in the general meetin shareholders;

date when the list of parties entitled to participation in the general meeting of the shareholders w up;

agenda of the general meeting of the shareholders;

procedure of confirming their powers by representatives of those entitled to participation in the meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to those en participation in the general meeting during preparation for the general meeting, and the address(es) at

possible to get familiarized with it (address (location)) of the one-person executive body of the Company, as ell as addresses of other places where the information (materials) will be provided).

3. The notification to shareholders on holding a general meeting of the shareholders, the agenda of which cludes issues, the voting on which may entail the right of demanding redemption of shares by the Company, ust contain, besides the information listed in 2, the following information:

on whether the shareholders holding the voting shares of the Company are entitled to demand redemption ' their shares by the Company, if they vote against taking a decision or do not take part in the voting on such sues;

on the price and procedure of shares redemption.

4. The notification to shareholders on holding an extraordinary general meeting of the shareholders, the ;enda of which includes the issue of electing the Company's Board of Directors, must contain, besides the formation listed in 2, also information on the procedure and timing of proposing candidates to the Company's ɔard of Directors by the shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting ·ares.

5. Besides the information listed in 2 – 4, the notification on holding a general meeting of the shareholders ay contain other information on the procedure of shareholders' participation in the general meeting of the ıareholders.

<u>Parties (bodies) entitled to convoke (demand holding) an extraordinary meeting (session) of the issuer's preme management body, and procedure of sending (presenting) such demands (articles 12 and 13 of the Issuer's ticles of Association):</u>

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of irectors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, · shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is esented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the ɔmpany, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of e Company must be convoked by the Company's Board of Directors.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing ɔmmittee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of e voting shares of the Company must be held within 40 days from the moment the demand to hold an traordinary general meeting of the shareholders is presented.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing ɔmmittee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of e voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of 'rectors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of e shareholders is presented.

Demands on holding an extraordinary general meeting may be presented by:

sending them by mail to the address (location) of the one-person executive body of the Company as dicated in the unified state register of legal entities;

delivering against signature to the person acting as the one-person executive body of the Company, to the ıairperson of the Board of Directors of the Company, Corporate Secretary of the Company or to another rson entitled to accept written mail sent to the Company;

faxing.

<u>Procedure of fixing the date of holding the meeting (session) of the supreme management body of the issuer ticle 12 of the Issuer's Articles of Association):</u>

The date, place and time of holding the general meeting of the shareholders, and the mailing address to ıich filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of sentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in llots are to be sent are determined by the Board of Directors of the Company.

1. An annual general meeting of the shareholders shall be held not earlier than four months and not 'er than six months upon expiry of the fiscal year.

2. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing ɔmmittee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of : voting shares of the Company must be held within 40 days from the moment the demand to hold an traordinary general meeting of the shareholders is presented.

3. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing ɔmmittee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of : voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of

Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

4. If the number of the members of the Board of Directors of the Company becomes less than the quorum required for holding sessions of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide the issue of electing the Board of Directors of the Company must be held within 70 days from the moment the decision to hold it is taken by the Board of Directors of the Company.

5. Except for the case mentioned in 4, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide any issues within the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors (when the number of the members of the Board of Directors of the Company is not less than the quorum required for holding sessions of the Company's Board of Directors),

- electing the Company's Board of Directors (if the Board of Directors has not been elected for a certain reason),

must be held within the time fixed by the Company's Board of Directors, taking into account the requirements of the active law and the Articles of Association of the Company.

<u>Parties entitled to put forward motions to the agenda of the meeting (session) of the supreme management body of the issuer, procedure of putting forward such motions (article 12 of the Articles of Association of the Issuer):</u>

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by applicable laws of the Russian Federation or these Articles of Association, or decide on denial of its convoking, such extraordinary meeting may be convoked by the said shareholder(s).

<u>Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting (session) of the supreme management body of the issuer, and procedure of getting familiarized with such information (materials) (article 12 of the Articles of Association of the Issuer):</u>

The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

- annual accounts and reports, including the conclusion of the auditor and the conclusion of the Auditing Committee of the Company on the results of the inspection of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Committee;

- draft amendments and additions to the Articles of Association of the Company or draft Articles of Association in a new version;

- draft bylaws of the Company;

- other draft documents, the adoption of which is provided for by draft decisions of the general meeting of the shareholders;

- draft decisions of the general meeting of the shareholders;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the general meeting of the shareholders, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the general meeting of the shareholders.

A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not less than 5 per cent of the authorized capital (unit fund) or at least 5 per cent of common stock

Full official name: *RSU-Telecom Limited Liability Company*
Abbreviated official name: *RSU - Telecom LLC*
Location: *18, pr. Stachek, block 2, letter Б, Saint Petersburg, Russia, 198095*
Issuer's share in the authorized capital: **100 %**

Full official name: *"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company*
Abbreviated official name: *RPK "Svyazist" LLC*
Location: *poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732, Russia*
Issuer's share in the authorized capital: **100 %**

Full official name: *AMT Closed Joint-Stock Company*
Abbreviated official name: *AMT CJSC*
Location: *24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation*
Issuer's share in the authorized capital: **100 %**

Full official name: *Pagetelecom Limited Liability Company*
Abbreviated official name: *Pagetelecom LLC*
Location: *6, pr. Stroiteley, Cherepovets, Vologda Oblast, Russia*
Issuer's share in the authorized capital: **100 %**

Full official name: *Closed Joint-Stock Company Svyaz Investment Company*
Abbreviated official name: *CJSC IC Svyaz*
Location: *60, ul Lenina, Syktyvkar, the Komi Republic, 167981*
Issuer's share in the authorized capital: **100 %**
Percentage of common stock held by the Issuer: **100 %**

Full official name: *NWT-Finance Limited Liability Company*
Abbreviated official name: *NWT-Finance LLC*
Location: *office 422, 26 ul. Bolshaya Morskaya, St. Petersburg, 191186*
Issuer's share in the authorized capital: **100 %**

Full official name: *Novgorod Datacom Limited Liability Company*
Abbreviated official name: *Novgorod Datacom LLC*
Location: *20, ul. Mikhaylova, Veliky Novgorod, 173000*
Issuer's share in the authorized capital: **100 %**

Full official name: *Novgorod Datacom Limited Liability Company*
Abbreviated official name: *Novgorod Datacom LLC*
Location: *20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia*
Issuer's share in the authorized capital: **100 %**

Full official name: *Parma-Paging Limited Liability Company*
Abbreviated official name: *LLC Parma Paging*
Location: *31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi*
Issuer's share in the authorized capital: **100 %**

Full official name: *Artelecom Service Limited Liability Company*
Abbreviated official name: *"Artelecom Service" LLC*
Location: *4, proyezd Priorova, Arkhangelsk, 163071*
Issuer's share in the authorized capital: *77 %*

Full official name: *Bona Limited Liability Company*
Abbreviated official name: *Bona LLC*
Location: *45, Troitsky prospekt, Arkhangelsk, 163061*
Issuer's share in the authorized capital: **51 %**

Full official name: *Kabelvideo Limited Liability Company*
Abbreviated official name: *KABELVIDEO LLC*
Location: *85, ul Kuratova, Syktyvkar, Komi Republic, 167610*
Issuer's share in the authorized capital: **51 %**

Full official name: *Kolatelecom Open Joint-Stock Company*
Abbreviated official name: *OJSC Kolatelecom*
Location: *5/23, ul. Vorovskogo, Murmansk, 183038*
Issuer's share in the authorized capital: *50%*
Percentage of common stock held by the Issuer: *50 %*

Full official name: *Parma-Inform Limited Liability Company*
Abbreviated official name: *LLC Parma-Inform*
Location: *31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi, 167000*
Issuer's share in the authorized capital: *50 %*

Full official name: *Commercial Television and Radio Closed Joint-Stock Company*
Abbreviated official name: *Com TV CJSC*
Location: *3, Academician Pavlov ul., St. Petersburg, 197022*
Issuer's share in the authorized capital: **40 %**
Percentage of common stock held by the Issuer: **40 %**

Full official name: *Medexpress Insurance Closed Joint-Stock Company*
Abbreviated official name: *Insurance CJSC "Medexpress"*
Location: *14/26, ul. Gorokhovaya, St. Petersburg, the Russian Federation, 191186*
Issuer's share in the authorized capital: **34.59%**
Percentage of common stock held by the Issuer: **34.59 %**

Full official name: *Parma Telecom Closed Joint-Stock Company*
Abbreviated official name: *CJSC Parma Telecom*
Location: *Russia. 10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167610*
Issuer's share in the authorized capital: **34.18%**
Percentage of common stock held by the Issuer: **34.18 %**

Full official name: *WestBalt Telecom Closed Joint-Stock Company*
Abbreviated official name: *WBT CJSC*
Location: *2, pl. Vasilevskogo, Kaliningrad, 236016, Russian Federation*
Issuer's share in the authorized capital: **28%**
Percentage of common stock held by the Issuer: **28 %**

ull official name: *Octagon Technologies Closed Joint-Stock Company*
bbreviated official name: ***OCTATECH CJSC***
ocation: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
suer's share in the authorized capital: **26.4%**
ercentage of common stock held by the Issuer: **26.4 %**

ull official name: ***Dancell, Saint Petersburg Closed Type Joint-Stock Company***
bbreviated official name: ***Dancell, SPb CTJSC***
ocation: ***51, Baltiyskaya ul., St. Petersburg, 198092***
suer's share in the authorized capital: **23.65%**
ercentage of common stock held by the Issuer: **23.65 %**

ull official name: ***Non-bank lending agency Northern Clearing Chamber – Closed Joint-Stock Company***
bbreviated official name: ***Northern Clearing Chamber CJSC***
ocation: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
suer's share in the authorized capital: ***19.98%***
ercentage of common stock held by the Issuer: ***19.98 %***

ull official name: ***Telecominvest Open Joint-Stock Company***
bbreviated official name: ***OJSC Telecominvest***
ocation: 54, Nevsky pr., St. Petersburg, 191011, Russia
suer's share in the authorized capital: **15%**
ercentage of common stock held by the Issuer: **15 %**

ull official name: ***Rostelegraph Closed Joint-Stock Company***
bbreviated official name: ***Rostelegraph CJSC***
ocation: ***7 ul. Tverskaya, Moscow, 103375***
suer's share in the authorized capital: **11.76%**
ercentage of common stock held by the Issuer: **11.76 %**

ull official name: ***Open Joint-Stock Company "Information Technologies for Communication"***
bbreviated official name: ***Svyazintek OJSC***
ocation: ***55, ul. Plyushchikha, building 2, Moscow, 119121, Russian Federation***
suer's share in the authorized capital: **11%**
ercentage of common stock held by the Issuer: **11 %**

ull official name: ***VISA Closed Joint-Stock Company***
bbreviated official name: ***VISA CJSC***
ocation: ***11, Sapyorny per., St. Petersburg, 191014***
suer's share in the authorized capital: **10%**
ercentage of common stock held by the Issuer: **10 %**

ull official name: ***Closed Joint-Stock Company – Commercial Bank "Russian Industrial bank"***
bbreviated official name: ***Russian Industrial Bank CJSC***
ocation: ***40, ul. Shchepkina, building 1, Moscow, 129110***
suer's share in the authorized capital: **8.82%**
ercentage of common stock held by the Issuer: **8.82 %**

ull official name: ***Kit SP Closed-Type Joint-Stock Company***
bbreviated official name: ***KIT SP CTJSC***
ocation: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
suer's share in the authorized capital: **6.79%**

Percentage of common stock held by the Issuer: **6.79 %**

Full official name: ***TD-Telecom Closed Joint-Stock Company***
Abbreviated official name: ***TD-Telecom CJSC***
Location: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital: **6.72%**
Percentage of common stock held by the Issuer: **6.72 %**

8.1.6. Data on Material Transactions Made by the Issuer

Material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction: ***none***

8.1.7. Data on Credit Ratings of the Issuer

Object of assigning the rating: ***Issuer***

Rating	Period				
	2000	2001	2002	2003	2004
International credit rating	-	CCC/stable	CCC/stable	B- / stable	B-/ positive
Date of assigning the credit rating	-	11.12.2000	11.12.2001	02.04.2003	12.05.2004

Credit rating as of the date of the end of the quarter under report: ***B+ / stable***
Date of assigning the rating: ***18.07.2005***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer's securities***
Type, category, series, form and other identification characteristics of securities: series 01 documentary interest-bearing bonds payable to bearer
The state registration No. of the securities issue: ***4-01-00119-A***
Date of state registration: ***March 6, 2002***

Rating	Period	
	2002	2003
Credit rating according to the Russian scale	ruBB	ruBBB
Date of assigning the credit rating	25.03.2002	05.08.2003

It is impossible to indicate the credit rating as of the date of the end of the quarter under report, as all bonds of the issue have been retired.
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***issuer's securities***
Type of securities: ***series 02 and 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care***
The state registration No. of the securities issue: ***4-02-00119-A and 4-03-00119-A***
Date of state registration: ***July 8, 2003***

Rating	Period	
	2003	2nd quarter of the year 2005
Credit rating according to the Russian scale	ruBBB	ruBBB+
Date of assigning the credit rating	05.08.2003	12.05.2004

Credit rating as of the date of the end of the quarter under report: *ruA+*
Date of assigning the rating: *18.07.2005*
Full and abbreviated official names of the organization that gave the credit rating: *Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.*
Place of business of the organization that gave the credit rating: *4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)*
Other information on the credit rating specified by the Issuer at its discretion: *none*

Brief description of the method of assigning the credit rating:
Depending on categories of issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility); in the case of regional and local authorities, the economic position, development predictability, and stability of the support of the state and municipal finance system, management quality and institutional nature of procedures, financial flexibility, fulfillment of the budget, liquidity and debt management, debt load, contingent liabilities are analyzed, and in the case of banks, business factors (market position, ownership structure, strategy and management) and financial factors (quality of assets, profitability, funding and liquidity management, and capital) are analyzed.

More detailed information on the ratings assigned by Standard & Poor's International Services, Inc. can be obtained from the site at http://www.standardandpoors.ru.

Object of assigning the rating: *issuer*

Rating	Period
	2005
Long-term rating in foreign currency	*B+/stable*
Date of assigning the credit rating	*12.09.2005*

Credit rating as of the date of the end of the quarter under report: *B+ / stable*
Date of assigning the rating: *12.09.2005*
Full and abbreviated official names of the organization that gave the credit rating: *Fitch Ratings LTD*
Place of business of the organization that gave the credit rating: *Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office); 7, ul. Gasheka, building 1, Moscow 123056, Russia (Branch)*

Other information on the credit rating specified by the Issuer at its discretion: *none*

Object of assigning the rating: *issuer*

Rating	Period
	2005
Short-term rating in foreign currency	*B*
Date of assigning the credit rating	*12.09.2005*

Credit rating as of the date of the end of the quarter under report: *C*
Date of assigning the rating: *12.09.2005*
Full and abbreviated official names of the organization that gave the credit rating: *Fitch Ratings LTD*
Place of business of the organization that gave the credit rating: *Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office); 7, ul. Gasheka, building 1, Moscow 123056, Russia (Branch)*

Other information on the credit rating specified by the Issuer at its discretion: *none*

Brief description of the method of assigning the credit rating:
In giving its corporate scores to companies, the Fitch agency uses both qualitative and quantitative analyses for assessing economic and financial risks of issuers of fixed-income debt instruments. A score (rating) means an evaluation of the issuer's capacity to effect debt servicing payments in due time. The purpose of the scores is to enable a comparison of issuers with various branches of specialization and countries of location. As short-term and long-term scores are based on the fundamental parameters of a company's solvency, there is a certain relation between them. Normally, the analytical process covers the operating figures and financial data for at least five last years, as well as forecasts for the future prepared by the company itself and by the rating agency.

More detailed information on ratings assigned by Fitch Ratings LTD is available on We http://www.fitchratings.ru

8.2. Data on Each Category of Issuer's Shares

Stock category: *common*
Face value of a share (roubles): *1*
Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): *881 045 433*
Number of shares of an extra issue(s), for which there has been no state registration of the report on the of their issue: *0*
Number of stated shares (in compliance with the Issuer's Article of Association): *6,098*
Number of shares on the issuer's balance sheet: *0*
Number of extra shares that may be floated as a result of converting floated securities convertible into or as a result of fulfilling the obligations under issuer's options: *0*
State registration No.: *1-02-00119-A*
Date of state registration: *September 9, 2003*

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):
Each common share of the Company grants equal volumes of rights to the shareholders holding thei
Each shareholder – holder of common stock of the Company has the following rights:
- to participate in the general meeting of the Company's shareholders according to the procedure pr for by the active law of the Russian Federation;
- to receive dividend according to the procedure provided for by the active law of the Russian Fede and the Company's Articles of Association, in case of their statement by the Company;
- to get a part of the Company's property remaining after its liquidation in proportion to the number shares held by him;
- to get access to documents mentioned in paragraph 1 of article 89 of the Federal Law On Joint Companies according to the procedure provided for by article 91 of the said law, and getting their copie paid basis;
- to demand from the Company's Registrar confirmation of the shareholder's title to the shares by i to such a shareholder an extract from the register of the Company's shareholders;
- to obtain from the Company's registrar information on all the records on its personal account and information provided for by the statutory acts of the Russian Federation setting the procedure of kee register of shareholders;
- to alienate shares held by him without consent of other shareholders and the Company thereto;
- in cases provided for by the applicable laws of the Russian Federation, to defend its violated civil r court, and among other things, to claim damages from the Company;
- to demand redemption of all or part of shareholder's shares by the Company in the cases and acc to the procedure provided for by the active law of the Russian Federation;
- to sell the shares to the Company if the Company has decided to purchase the said shares;
- to demand from the Company an extract from the list of persons authorized to participate in the G Meeting of Shareholders containing information on a shareholder;
- priority right of acquiring extra shares and issued securities convertible into shares, floated th public subscription, in the amount proportionate to the number of shareholder's shares.
A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand t Company's Registrar provide information on the names of shareholders listed in the register of shareh and on the number, category, and denomination of the shares owned by them (such information sh provided omitting the shareholders' names).
Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common sha entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one- executive body of the Company, a member of the collegiate executive body of the Company or aga managing organization or its manager, claiming damages incurred by the Company as a result of culpat (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the laws.
Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may dema the Company provide the list of those authorized to participate in the Meeting. In this case, the data documents and the mail addresses of the shareholders on the list may only be provided by their consent.

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to e management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the ·eparation of an extraordinary general meeting of shareholders with election of the Company's Board of irectors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of irectors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled demand that the Company's Board of Directors should convoke an extraordinary general meeting of ıareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general eeting of shareholders within the period required by the applicable laws of the Russian Federation or the ompany's Articles of Association, or decide on denial of its convoking, such an extraordinary general meeting ay be convoked by the said shareholder(s).

Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to ɜmand an inspection of the Company's financial and economic operation at any time.

Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to :cess to, and to receiving copies of accounting documents and session minutes of the collegiate executive body 'the Company.

Shareholders holding common stock have other rights as provided for by the applicable laws of the ussian Federation and the Articles of Association.

Stock category: *preferred type A*
Face value of a share (roubles): *1*
Number of shares in circulation (number of shares that are not retired or cancelled): *250,369,337*
Number of shares of an extra issue(s), for which there has been no state registration of the report on the results f their issue: *0*
Number of stated shares (in compliance with the Issuer's Article of Association): *32,486*
Number of shares on the issuer's balance sheet: *0*
Number of extra shares that may be floated as a result of converting floated securities convertible into shares r as a result of fulfilling the obligations under issuer's options: *0*
State registration No.: *2-02-00119-A*
Date of state registration: *September 9, 2003*

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):

Company's preferred shares of one type grant to the shareholders holding them equal volumes of rights nd have equal face value.

The owners of type A preferred shares are entitled to receiving an annual fixed dividend, except for the ases provided for by the Company's Articles of Association. The total amount paid as dividend on each referred type A share is established as 10 per cent of the Company's net profit based on the results of the last scal year, divided by the number of shares that make 25 per cent of the Company's authorized capital. If the ıal amount of the dividend paid by the Company on each common share in a certain year exceeds the amount be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares ust be increased to the amount of the dividend paid on common shares.

The owners of type A preferred shares are entitled to participate in the general meeting of the hareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on e issues of introducing additions and amendments to the Company's Articles of Association in the case such mendments restrict the rights of the said shareholders.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders ith the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, respective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment f the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right arting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on ayment of the dividend, and shall lose this right from the moment of the first payment of dividend on such hares in full.

The owners of type A preferred shares have the rights provided for by Clauses 7.2.3, 7.2.4, 7.2.5, 7.2.6, .2.7, 7.2.8, 7.2.10, 7.2.11 and 7.2.12 of the Company's Articles of Association for the owners of the Company's ommon shares. These rights are granted to shareholders – the owners of type A preferred shares in the case hen such shares are not voting.

The owners of type A preferred shares have the rights provided for by Articles 7.3, 7.6, 7.7, 7.8 and 7.9 of the Company's Articles of Association in the case when preferred type A shares have the right to vote on all issues within the terms of reference of the general meeting of the Company's shareholders.

The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

Shareholders holding preferred type A stock have other rights as provided for by the applicable laws of the Russian Federation, other statutory acts of the Russian Federation and by the Company's Articles of Association.

8.3. Data on Any Previous Issues of Issuer's Securities, Except for Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Type, series (category), form and other identification characteristics of securities: *series 01 documentary interest-bearing bonds payable to bearer*
Data on registration of the issue by the state:
State registration No.: *4-01-00119-A*
Date of registration: *6.03.2002*
Authority of state registration: *Federal Commission for the Securities Market of Russia*

Data on state registration of the report on the results of the issue:
Date of registration: *15.05.2002*
Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: *300 000*
Face value of one of the securities of the issue (roubles): *1 000*
Total volume of the issue at the face value (roubles): *300 000 000*

Current state of the issue: *all securities of the issue have been retired*
Retirement date for the securities of the issue: *April 9, 2004*
Ground for retirement of the securities of the issue: *execution of the obligations under the securities*

8.3.2. Data on Issues, the Securities of Which are Circulating

Data on Issuer's Bonds.
Type of securities: *bonds*
Series: *02*
Type: *interest-bearing non-convertible*
Form of securities: *documentary, payable to bearer, with obligatory centralized care*

Data on registration of the issue by the state:
State registration No.: *4-02-00119-A*
Date of registration: *8.07.2003*
Authority of state registration: *Federal Commission for the Securities Market of Russia*

Data on state registration of the report on the results of the issue:
Date of registration: *14.11.2003*
Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: *1 500 000*
Face value of one of the securities of the issue (roubles): *1 000*
Total volume of the issue at the face value (roubles): *1 500 000 000*

Current state of the issue: *floatation is over*
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): *1 500 000*

Rights granted by each of the securities of the issue: *The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1092nd (one thousand ninety second) day from the day of the Bonds floatation start.*

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 40% (forty per cent) of the face value of the Bonds at retirement on the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds floatation start.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in clause 8.3 of the Decision on the Issue and clause 56.11 of the Bonds Offering Circular.

A Bond Holder is entitled to demand that the Issuer acquire the Bonds within the period established by the Decision on the Issue, which is at least 7 (seven) last days of the eighth coupon period at the price and according to the procedure established by the Decision on the Issue.

A Bond holder is entitled to get the face value of the Bond that has not been paid by the Issuer in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond Holders who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the Bonds issue in compliance with the legislation of the Russian Federation.

A Bond holder is entitled to present a Bond for retirement and to demand immediate reimbursement of the nominal debt under the Bonds in the following cases:
1) a court award on bankruptcy of the Issuer takes effect,
2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,
3) a court award on bankruptcy of the Warrantor takes effect,
4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;
c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,
6) other cases expressly provided for by the legislation of the Russian Federation.

The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with the Decision on the Bonds Issue to the Payment Agent under this Bond issue.

Actions of a Bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in clause 8.6 of the Decision on the Issue and clause 56.11 of the Offering Circular.

A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:
The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a part of the face value of Bonds"):
1. 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;
2. 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;
3. 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start -40% (forty per cent) of the face value of the Bonds.

Retirement of a part of the Bonds face value is effected by the payment agent upon instructions of the Issuer (hereinafter referred to us Payment Agent), its duties being entrusted to:
Full official name of the organization: North-West Telecombank Closed Joint-Stock Company
Abbreviated official name: Telecombank CJSC
Location: 12, Baskov per., St. Petersburg, Russia
Mailing address: 12, Baskov per., St. Petersburg, 191014
General license for banking operations: №168
Date of issue: 22.03.2000
Validity period: without limitation of the validity period
Authority issuing the license: Bank of Russia

In connection with re-organization of CJSC Telecombank in the form of affiliation with the Closed Stock Company – "Russian Industrial Bank" the following company shall act as the Issuer's responsible for execution of obligations of the Issuer to buy the Bonds (through succession):
Full official name of the organization: Closed Joint-Stock Company "Russian Industrial bank"
Abbreviated official name: RIB CJSC
Location: 40, ul. Shchepkina, building 1, Moscow, 129110
Mailing address: 40, ul. Shchepkina, building 1, Moscow, 129110
Contact telephone/fax: (095) 980-0536 / (095) 980-0555
Address to which the Bond holders (as they are determined in the Decision on the issue of the 02 series B OJSC NWT (the State registration No. of the issue 4-02-00119 of 08th July 2003)) shall send a notification intention to sell a certain number of Bonds of this issue:
40, ul. Shchepkina, building 1, Moscow, 129110
Date from which CJSC RIB starts to act as the Agent responsible for execution of obligations of the Issuer the Bonds: 19.09.2005
General license for banking operations: №1793
Date of issue: 18.09.2001
Authority issuing the license: Bank of Russia

The Issuer may appoint extra payment agents and cancel such appointments. Official announce the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Pet circulation).

A part of the Bonds face value is retired in the currency of the Russian Federation by a no transaction to depositors of NDC (National Depositary Centre) which deals with centralized care of the Bonds in favour of Bond Owners.

Retirement of a part of the Bonds face value is effected in favour of Bond Owners who are such Ow of the end of NDC's operation day preceding the sixth day before the day of Bonds retirement (her referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bond Value).

The above list of Bond Holders shall include:
1) NDC's depositors, if:
- said parties are owners of the Bonds of the issue;
- said parties are authorized by owners of the Bonds of the issue to receive monetary funds retirement of a part of the issued Bonds face value;
2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors deali the accounting of the Bonds held by the owners to receive money when a part of the issued Bonds face retired.

It is presumed that nominal holders who are NDC's depositors are authorized to receive Bonds ret money. Not later than on the 3rd (third) working day before the Date of Retirement of a Part of the Bon Value, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive retirement money, shall transfer to the NDC the list of Bond holders, that must contain all the details in below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of NDC, may authorize a Bond holder who is a depo NDC to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List o

Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's Identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC by Bond Holders, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date the claim is submitted. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Interest yield, or procedure of determining it:

Coupon (interest) period		Coupon (interest) yield
Starting date	**Completion date**	
1. Coupon: 1		
Bonds floatation starting date	91st day from the day floatation of the Bonds starts	The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the primary distribution of the issued Bonds. On the day when the auction to determine the interest rate of the first coupon of the Bonds is held, Members of the Section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon of the Bonds is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds by Members of the Moscow Interbank Currency Exchange (MMVB) Section are to be sent to one of the Underwriters with the indication of the following significant conditions: 1) Purchase price: 100% (one hundred per cent) of the face value; 2) Number of Bonds that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate indicated in the application. 3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest rate" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate must be expressed in per cent per annum accurate to a hundredth of per cent. Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee. Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon. Upon expiry of the period for filing applications for the auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications filed to each of the Underwriters and hands it over to the Issuer and the Underwriters. On the basis of the analysis of the summary list of applications submitted for the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing of the decision taken. The organizer shall publish a notice on the interest rate of the first coupon using the trading system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Section.
2. Coupon: 2		
91st day from the day floatation of the Bonds starts	182nd day from the day floatation of the Bonds starts	The amount of coupon rate for the second coupon equals to the amount of coupon rate for the first coupon.
3. Coupon: 3		
182nd day from the day	273rd day from the	The coupon rate for the third coupon is equal to the

floatation of the Bonds starts	day floatation of the Bonds starts	coupon rate for the first coupon.

4. Coupon: 4

273rd day from the day floatation of the Bonds starts	364th day from the day floatation of the Bonds starts	The coupon rate for the fourth coupon is equal to the coupon rate for the first coupon.

5. Coupon: 5

364th day from the day floatation of the Bonds starts	455th day from the day floatation of the Bonds starts	The coupon rate for the fifth coupon shall be determined according to the following formula: $C(5) = C(1) - 1$ where C(1) is the interest rate of the first coupon, in per cent per annum; and C(5) is the interest rate of the fifth coupon, in per cent per annum;

6. Coupon: 6

455th day from the day floatation of the Bonds starts	546th day from the day floatation of the Bonds starts	The coupon rate for the sixth coupon is equal to the coupon rate for the fifth coupon.

7. Coupon: 7

564th day from the day floatation of the Bonds starts	637th day from the day floatation of the Bonds starts	The coupon rate for the seventh coupon is equal to the coupon rate for the fifth coupon.

8. Coupon: 8

637th day from the day floatation of the Bonds starts	728th day from the day floatation of the Bonds starts	The coupon rate for the eighth coupon is equal to the coupon rate for the fifth coupon.

9. Coupon: 9

728th day from the day floatation of the Bonds starts	819th day from the day floatation of the Bonds starts	The interest rate of the ninth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

10. Coupon: 10

819th day from the day floatation of the Bonds starts	910th day from the day floatation of the Bonds starts	The interest rate of the tenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

11. Coupon: 11

910th day from the day floatation of the Bonds starts	1001st day from the day floatation of the Bonds starts	The interest rate of the eleventh coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

12. Coupon: 12

1001st day from the day floatation of the Bonds starts	1092nd day from the day floatation of the Bonds starts	The interest rate of the twelfth coupon is established by the Issuer's Board of Directors and brought to the notice of all concerned parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

13. Coupon: 13

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	The interest rate of the thirteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

14. Coupon: 14

1183rd day from the day floatation of the Bonds starts	1274th day from the day floatation of the Bonds starts	The interest rate of the fourteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

15. Coupon: 15

1274th day from the day floatation of the Bonds starts	1365th day from the day floatation of the Bonds starts	The interest rate of the fifteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

16. Coupon: 16

1365th day from the day floatation of the Bonds starts	1456th day from the day floatation of the Bonds starts	The interest rate of the sixteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

The Bonds coupon yield for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh twelfth coupon periods is calculated according to the following procedure:

$Ki = Ci * Ni * (ti - Ti)/365/100\%$

where i is the sequence number of the coupon, i= 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12,

Ki is the amount of coupon payment on each Bond
Ci is the coupon interest rate
N is the face value of one Bond
ti is the expiry date of the i-th coupon period
Ti is the starting date of the i-th coupon period

The Bonds coupon yield for the thirteenth and fourteenth coupon periods is calculated according tc following procedure:

$Ki = Ci * 0.7 * N * (ti - Ti)/365/100\%$

The Bonds coupon yield for the fifteenth and sixteenth coupon periods is calculated according to the following procedure:

$Ki = Ci * 0.4 * N * (ti - Ti)/365/100\%$

The amount of yield on the coupon is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the Moscow Interbank Currency Exchange, the coupon rate from the first to the fourth amounted to 14.2% per annum in compliance with the Decision on the Bonds Issue. According to the procedure for determining the coupons, described above, the coupon rate from the fifth to the eighth will amount to 13.2% per annum. The procedure of determining the 9th to 16th coupon rate is described above.

Procedure and conditions of coupon yield payment:

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners who are such Owners as of the end of NDC's working day preceding the sixth day before the day of the issued bonds yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders for Coupon Yield Payment).
The above list of Bond Holders shall include:
1) NDC's depositors, if:
- said parties are owners of the Bonds of the issue;
- said parties are authorized by owners of the Bonds of the issue to receive money when the coupon yield under the issued Bonds is paid;
2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when the coupon yield under the issued Bonds is paid.
It is presumed that nominal holders who are NDC's depositors – are authorized to receive money when the coupon yield under the Bonds is paid. Not later than on the 3rd (third) working day before the date of payment of the coupon yield under the Bonds, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds coupon yield payment money, shall transfer to the NDC the list of Bond owners, that must contain all the details indicated below in the List of Bond Holders for coupon yield payment.
A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond retirement.
On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for coupon yield payment, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of the Bonds Yield Payment. The List of Bond Holders for coupon yield payment shall include the following details:
a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;
b) number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the yield amounts under the Bonds;
c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;
d) bank account details of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds, viz:
- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the yield payment amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the amounts of Bonds yield payment (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).
The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.
Within 2 (two) working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the list of Bond Holders for coupon yield payment, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond Yields.
On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.
If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
No coupon yield on unfloated Bonds shall be accrued or paid.
Issuer's obligations to pay the respective coupon yield under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the coupon yield in favour of the Bond Holders.
Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for coupon yield payment shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Security for bonds of the issue: *The acquisition of Bonds means that the acquirer of Bonds makes a contract, under which a security of the Bonds issue is provided. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.*
An Offer of Providing a Security in the form of a surety for the purposes of the Bonds issue by OJSC North-West Telecom shall serve as the document confirming the provision by the limited liability company Trubsnab of a security for the purposes of the Bonds issue.

Depositary providing centralized care of issuer's securities:
Name: *National Depositary Centre Nonprofit Partnership*
Abbreviated name: *NDC*
Location: *1/13, Sredny Kislovsky per., building 4, Moscow*
Tel: *(095) 956-2790, (095) 956-2791* Fax: *(095) 956-2792*
E-mail: *none*

License:
No. of license: *177-03437-000010*
Date of issue: *4.12.2000*
Validity period: *not determined*
Authority issuing the license: *Federal Commission for the Securities Market*

Type of securities: *bonds*
Series: *03*
Type: *interest-bearing non-convertible*
Form of securities: *documentary, payable to bearer, with obligatory centralized care*

Data on registration of the issue by the state:
State registration No.: *4-03-00119-A*
Date of registration: *28.12.2004*
Authority of state registration: *Federal Service for Financial Markets of Russia (FSFR of Russia)*

Data on state registration of the report on the results of the issue:
Date of registration: *29.03.2005*
Authority of state registration: *Federal Service for Financial Markets of Russia (FSFR of Russia)*

Number of issued securities: *3 000 000*
Face value of one of the securities of the issue (roubles): *1 000*
Total volume of the issue at the face value (roubles): *3 000 000 000*

Current state of the issue: *floatation is over*
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.):
3 000 000

Rights granted by each of the securities of the issue:
A Bond holder is entitled to get the face value according to the procedure and within the time determined in Clause 9.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

A Bond holder is entitled to get the coupon yield, the procedure of its determining being described in Clause 9.3. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

The Bond Holders are entitled to demand that the Issuer acquire Bonds within the period established by the Decision on the securities issue, which is at least 5 (five) last days of the 12 (Twelfth) coupon period.

In case of Issuer's failure to fulfil or to duly fulfil the obligations of payment of the face value and yield payment under the Bonds of the issue, the Bond Owner shall be entitled to apply to the party providing security for the Bonds issue (the Warrantor) with the appropriate demand.

The Limited Liability Company "NWT-Finance" is the party providing security for the Bonds issue.

The Bond with the security in the form of a surety of NWT-Finance LLC provides to its owner all the rights ensuing from such security according to the security conditions determined in Clause 9.1.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular. With the passage of the title to the secured Bond, the new Owner (acquirer) also receives the rights ensuing from such security. Any transfer of rights accrued from the surety provided is invalid without transfer of the rights to the Bond.
Possible actions of a Bond owner in the case of the default and / or technical default under the Bonds are shown in Clause 9.7 of the Decision on the securities issue and clause 9.1.2 of the securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the securities issue and the securities Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond owners who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the securities issue in compliance with the legislation of the Russian Federation.

The Bond owners are entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:

1. Bonds Retirement Form:

The Bonds shall be repaid in the Russian Federation currency using non-cash instruments.
The Bond owners have no possibility of choosing the form of Bonds retirement.

2. Procedure and Terms of Bonds Retirement including Retirement period.

Bonds retirement timing or procedure of determining it:

The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a respective part of the face value of Bonds"):

The 1820th (one thousand eight hundred twentieth) day from the starting date of Bonds floatation - retiremet the first part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retiren of the first part of face value coincide;

The 2002nd (two thousand second) day from the starting date of Bonds of the issue floatation - retirement oj second part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retiren of the second part of face value coincide;

The 2184th (two thousand one hundred eighty fourth) day from the starting date of Bonds of the issue floatati retirement of the last part -40 (Forty) per cent of the face value of the Bonds. The starting and completion d of retirement of the last part of face value coincide;

The dates (procedure of fixing the dates) as of which the lists of Bonds Holders are made up for the purpose of t retirement:

Retirement of the appropriate part of the Bonds face value is effected in favour of Bond Owners who are s Owners as of the end of Depositary's operation day preceding the third day before the day of the retiremen the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of B Holders for Retirement of a Part of the Bonds' Face Value).

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nom holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorize receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nom holder of the Bonds is not authorized by the owner to receive the money from retirement of Bonds, the pe authorized to receive the money from retirement of Bonds shall mean the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bo retirement money. Not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Dat Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retiren of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depos of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of B Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account oj nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retiren amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owne receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts ui the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resi without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall independe

onitor whether the details of the bank account presented to the Depositary are complete and up-to-date. Should e said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such oligations shall be effected in favour of a person submitting the claim to obligations execution and being the vner of Bonds as of the date of submitting the claim.

i such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the suer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the her data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for e Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect oney transfer in due time, then such a delay shall not be considered as a delinquency in commitment of oligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other ompensation for such a delay in payment.

ther terms and the procedure of Bonds retirement:

onds are retired in the currency of the Russian Federation by transfer to the Bond Owners.

ot later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, e Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of ond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to ach of the Bond Holders authorized to receive Bond retirement amounts.

n the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to ccounts of Bond Holders in favour of Bond Owners.

one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount transferred to such a person without breakdown for each Bond Owner.

hould the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national oliday or a day off for settlement operations, then payment of the due amount shall be effected on the first orking day following the day off. The bondholder is not entitled to demand any interest or any other ompensation for such a delay in payment.

xecution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for onds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds fter the date on which the above List was made up.

rocedure and conditions of coupon yield payment:

Coupon (interest) period		Time (date) of coupon (interest) yield payment	Date of making up the list of Bond Owners for payment of the coupon (interest) yield
Starting date	**Completion date**		
Coupon			
onds oatation arting date	91st day from the day when floatation of the Bonds starts	on the 91st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

he procedure of the coupon (interest) yield payment:

ayment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond wners. A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize e Bond holder who is a depositor of the Depositary to receive amounts from the Bond yield payment. If the wner of Bonds has not authorized a Depositary's depositor to receive money from the yield on the Bonds in is/her favour, the yield on the Bonds shall be paid directly to the owner of the Bonds.

is presumed that nominal holders who are the depositors of the Depositary, are authorized to receive Bonds ield money. The Depositary's depositor not authorized by his client to receive the yield amounts under the onds, shall transfer, not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Date of onds Yield Payment, to the Depositary, the list of Bond owners, that must contain all the details indicated elow for the List of Bond Owners and/or Nominal Bond Holders.

ayment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end f Depositary's working day preceding the third day before the day of Bond yield payment.

xecution of obligation in respect of an owner included in the list of Bond Owners and/or Nominal Bond

Holders is considered as due and proper, including the case of Bonds alienation, after the date of Making up the said List.

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the owner of the Bonds.

No later than on the 2 (second) working day before the date of Bonds yield payment, the Depositary shall provide the Issuer and/or the Payment Agent with the List of Owners and/or Nominal Holders of the Bonds, including the following data:

a) full name of the party authorized to receive the yield amounts under the Bonds;
b) the number of Bonds registered on the custody account of the party authorized to receive the yield amounts under the Bonds;
c) location and mailing address of the party authorized to receive the yield amounts under the Bonds;
d) bank account details of the party authorized to receive the yield amounts under the Bonds, viz:
- account No.:
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the yield amounts under the Bonds;
f) tax status of the party authorized to receive the yield amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall independently monitor whether the details of the bank account presented to the Depositary are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Within 2 (two) working days before the date of Coupon Yield payment under the Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.

On the basis of the List of Owners and/or Nominal Holders of the Bonds provided by the Depositary, the Payment Agent shall calculate the amounts of money to be paid to each of the persons included in the List of Owners and/or Nominal Holders of the Bonds.

On the date of payment of the coupon yield under the Bonds, the Payment Agent shall transfer the required monies to the accounts of the persons authorized to receive the yield under the Bonds, who are included in the List of Owners and/or Nominal Holders of the Bonds.

If one person is authorized to receive Bond Coupon Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of payment of the coupon yield under the Bonds falls on a day off, irrespective of whether this is a public holiday or a day off for settlement transactions, payment of the relevant amount of money shall be effected on the first working day following the day off. The owner of the Bond shall not be entitled to claim any interest or any other compensation for such a delay in payment.

2 Coupon			
91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	on the 182nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

3 Coupon

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds starts	on the 273rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

4. Coupon: The interest rate for the fourth coupon is established as equal to the interest rate for the first coupon

273rd day from the day when floatation of the Bonds starts	364th day from the day when floatation of the Bonds starts	on the 364th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

5 Coupon

364th day from the day when floatation of the Bonds starts	455th day from the day when floatation of the Bonds starts	on the 455th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the fifth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

6 Coupon

455th day from the day when floatation of the Bonds starts	546th day from the day when floatation of the Bonds starts	on the 546th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the sixth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

7 Coupon

546th day from the day when floatation of the Bonds starts	637th day from the day when floatation of the Bonds starts	on the 637th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the seventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

8 Coupon

637th day from the day when floatation of the Bonds starts	728th day from the day when floatation of the Bonds starts	on the 728th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the eighth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

9 Coupon

728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	on the 819th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the ninth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

10 Coupon

819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	on the 910th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effecte in favour of Bond Owners who are such Owne as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the tenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

11 Coupon

910th day from the day when floatation of the Bonds starts	1001st day from the day when floatation of the Bonds starts	on the 1001st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effecte in favour of Bond Owners who are such Owne as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the eleventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

12 Coupon

1001st day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	on the 1092nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effecte in favour of Bond Owners who are such Owne as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the twelfth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

13 Coupon

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	on the 1183rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effecte in favour of Bond Owners who are such Owne as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the thirteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

14 Coupon

1183rd day from the day floatation of the Bonds starts	1274th day from the day floatation of the Bonds starts	on the 1274th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effecte in favour of Bond Owners who are such Owne as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the fourteenth coupon (interest) Bond yield payment is the same as the procedure of the firs coupon (interest) Bond yield payment.

15 Coupon

1274th day from the day floatation of the Bonds starts	1365th day from the day floatation of the Bonds starts	on the 1365th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effecte in favour of Bond Owners who are such Owne as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.

The procedure of the fifteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

16 Coupon

1365th day from the day floatation	1456th day from the day floatation of	on the 1456th day from the	Payment of the yield under the bonds is effecte in favour of Bond Owners who are such Owne

of the Bonds starts	the Bonds starts	day when floatation of the Bonds starts	as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the sixteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

17 Coupon

1456th day from the day floatation of the Bonds starts	1547th day from the day floatation of the Bonds starts	on the 1547th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the seventeenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

18 Coupon

1547th day from the day floatation of the Bonds starts	1638th day from the day floatation of the Bonds starts	on the 1638th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depositary Center's) working day preceding the third day before the day of Bond yield payment .
The procedure of the eighteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

19 Coupon

1638th day from the day floatation of the Bonds starts	1729th day from the day floatation of the Bonds starts	on the 1729th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the nineteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

20 Coupon

1729th day from the day floatation of the Bonds starts	1820th day from the day floatation of the Bonds starts	on the 1820th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twentieth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment. The yield on the twentieth coupon shall be paid at the same time with retirement of the first part - 30% (thirty per cent) of the face value of the issued Bonds.			

21 Coupon

1820th day from the day floatation of the Bonds starts	1911th day from the day floatation of the Bonds starts	on the 1911th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twenty first coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

22 Coupon

1911th day from the day floatation of the Bonds starts	2002nd day from the day floatation of the Bonds starts	on the 2002nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twenty second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment. The yield on the twenty second coupon shall be paid at the same time with retirement of the second part - 30% (thirty per cent) of the face value of the issued Bonds.			

23 Coupon

2002nd day from the day floatation of the Bonds starts	2093rd day from the day floatation of the Bonds starts	on the 2093rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twenty third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.			

24 Coupon

2093rd day from the day floatation of the Bonds starts	2184th day from the day floatation of the Bonds starts	on the 2184th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
The procedure of the twenty fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment. The yield on the twenty fourth coupon shall be paid at the same time with retirement of the third part -40% (forty per cent) of the face value of the issued Bonds.			

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the MICE Stock Exchange, the coupon rate from the first to the twelfth amounted to 9.25% per annum in compliance with the Decision on the Bonds Issue. The procedure of determining the 13th to 24th coupon rate is described above.

Security for bonds of the issue:

A secured Bond provides to its holder all the rights ensuing from such security.

The party providing security for the bonds – NWT-Finance Limited Liability Company – undertakes to ensure fulfillment of the Issuer's obligations to securities holders in case of Issuer's refusal to fulfil its obligations or delay in execution of respective obligations under the bonds, in compliance with the provided security conditions.

Depositary providing centralized care of issuer's securities:
Name: ***National Depositary Centre Nonprofit Partnership***
Abbreviated name: ***NDC***
Location: ***1/13, Sredny Kislovsky per., building 4, Moscow***
Tel: ***(095) 956-2790, (095) 956-2791*** Fax: ***(095) 956-2792***
E-mail: ***none***

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Validity period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

There are no liabilities either not met or improperly met by the Issuer (default).

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

I. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A of July 8, 2003.

The party providing the security:
Full name: *Trubsnab Limited Liability Company*
Abbreviated name: *Trubsnab LLC*
Tax-payer's identification No.: *2320099881*
Location: *2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057*
Mailing address: *2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057*

II. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A of December 28, 2004.

The party providing the security:
Full name: *NWT-Finance Limited Liability Company*
Abbreviated name: *NWT-Finance LLC*
Tax-payer's identification No.: *7840306212*
Location: *26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation*
Mailing address: *26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation*
Basic state registration No: *1047855105650*
Date of making the entry in the Single state register of legal entities: *11.10.2004*

8.5. Conditions of Ensuring Fulfillment of Commitments under the Bonds of the Issue

I. A security for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): *1 500 000 000*

Procedure of presenting claims to the warrantor by bond holders:

In compliance with articles 810 and 811 of the Civil Code of RF, the Issuer must return to the owners during retirement of Bonds their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the terms and conditions of the Decision on the Bonds issue and of the Offering Circular.

Each Bond Owner is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the face value of the Bonds, that has not been paid by the Issuer, in the following cases:
1) a court award on bankruptcy of the Issuer takes effect,
2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,
3) a court award on bankruptcy of the Warrantor takes effect,
4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;
c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,
6) other cases expressly provided for by the legislation of the Russian Federation.

In case of Issuer's refusal to fulfil the obligations under the Bonds, Bond Owners may apply to the court (court of arbitration), suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of RF.

Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds of the issue for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purposes of the Bonds issue.

Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by limited liability company Trubsnab (hereinafter referred to as Company) as follows:

Bond Owners and/or nominal Bond Holders shall present to the Company written requests for Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred t[o] the Demand to Fulfil the Obligations).
The said Demand to Fulfil the Obligations shall meet the following conditions:
- it shall be presented to the Company in writing and signed by the Bond Owner (or its authori[zed] representatives);
- indicated in it shall be: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - Ta[x] tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respec[t] the Bond Owner sending such a Demand to Fulfil the Obligations;
- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owne[r] has not paid in full within the time established by the Documents of the Issue:
- the principal amount of the debt in retirement of the Bonds;
- the coupon yield in the form of interest on the face value of the Bonds;
- public irrevocable obligations of the Issuer to redeem its Bonds.

The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 (ninety) days from respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Deman[d to] Fulfil the Obligations.

The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with N[DC] or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds.
The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from day of expiry of the period of 90 (ninety) days from the respective due date of Issuer's obligations executio[n] respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to sa[tisfy] the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thi[rty)] days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effe[ct] payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the de[tails] of which are indicated in the Demand to Fulfil the Obligations.

Should the Warrantor fail to fulfil its obligations in compliance with the terms and conditions of above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Is[suer] fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to court (court of arbitration), suing the Issuer or the Warrantor and demanding to pay the face value and/or yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners and/or nominal holders action in case of Issuer's refusal to fulfi[l] obligations under the Bonds of the issue is also described in clause 11 of the Decision on the Issue.

Value of Issuer's net assets as of the date of providing the security:
11,232,245 thousand roubles.

Value of the net assets of the legal entity providing a guarantee securing the execution of Iss[uer's] obligations under the Bonds as of the date of providing the security (according to the data of the Compa[ny's] accounting as of 31.03.2003):
200,239 thousand roubles.

II. A security for the interest-bearing documentary non-convertible bonds payable to bearer, obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): *3 000 000 000*

Procedure of presenting claims to the warrantor by bond holders:
Bond Owners and/or nominal Bond Holders shall present to the Warrantor written requests to pay the respe[ctive] portion of the face value of the Bonds and/or to pay the coupon yield on the Bonds (hereinafter referred to a[s] Demand to Fulfill the Obligations).
The Demand to Fulfill the Obligations shall meet the following conditions:

- The Demand to Fulfill the Obligations shall be presented to the Warrantor in writing in Russian and signed by the Bonds Owner (or its authorized representatives); full personal or official name of the Bonds Owner, tax-payer's No. of the Bonds Owner, tax status of the Bonds Owner, place of residence (location) of the Bonds Owner, details of the bank account of the Bonds Owner to transfer monies, number of the Bonds, under which the Demand to Fulfill the Obligations is presented; scope of Unfulfilled Obligations in respect of the Bonds Owner who is sending such a Demand to Fulfill the Obligation.
- The Demand to Fulfill the Obligations shall state that the Issuer has not fulfilled or failed to fulfill completely and within the timing set forth on the Decision on the Securities Issue and in the Offering Circular:
the obligations to pay a respective part of the face value;
the obligations to pay the coupon yield;
- The Demand to Fulfill the Obligations shall be presented to the Warrantor no later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bonds Owner sending such a Demand to Fulfill the Obligations. The date when the Warrantor receives the Demand shall be considered as the date of presenting Demand.
- To prove the rights of the Bonds Owner to the Bonds stated in the Demand to Fulfill the Obligations, such Demand shall be accompanied by a statement of the custody account with the NDC or depositaries, whish are depositors of NDC, as of the Date of Making up the List of Owners and/or Nominal Holders of the Bonds for the purpose of paying the coupon yield under the Bonds and/or Bonds retirement, determined in compliance with the Decision on the Securities Issue and the Offering Circular.
- The Demand to Fulfill the Obligations and documents enclosed thereto shall be sent to the Warrantor by registered mail, by messenger mail or express mail.
- The Warrantor shall consider the Demand to Fulfill the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Warrantor is entitled to express any objections against the Demand to Fulfill the Obligations that could be presented by the Issuer, and shall not lose the right of such objections even if the Issuer waives them or recognizes its debt.
- Demands to Fulfill the Obligations presented to the Warrantor later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Demand to Fulfill the Obligations shall not be considered by the Warrantor.
- If the Warrantor chooses to satisfy the Demand to Fulfill the Obligations, the Warrantor shall notify the Bonds Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfill the Obligations, shall effect a money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are stated in the Demand to Fulfill the Obligations.

Value of the Issuer's net assets as of the date of the last completed period under report preceding the date of the Offering Circular approval: *12,305,767 thousand roubles.*

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of the last completed period under report preceding the date of the securities Offering Circular approval: *10 thousand roubles.*

8.6. Data on Organizations Registering Titles to Issuer's Issued Securities

Party keeping the Issuer's register of registered securities owners: *registrar.*
Registrar:
Full and abbreviated official names:
Registrator-Svyaz Closed Joint-Stock Company
Registrator-Svyaz CJSC
Location: *15a, ul. Kulanchevskaya, Moscow, 107078*
Tel: *(095) 975-36-05* Fax: *(095) 933-42-21*
E-mail: *regsw@asvt.ru*
License:
No. of license: *10-000-1-00258*
Date of issue: *1.10.2002*
Validity period: *without limitation of the validity period*
Authority issuing the license: *Federal Commission for the Securities Market of Russia*
Date since which the Issuer's registered securities register is kept by the said registrar: *18.07.2002*

Issuer's documentary securities with obligatory centralized care are circulating.
Depositary dealing with the centralized care:
Full official name: *National Depositary Centre Nonprofit Partnership*
Abbreviated official name: *NDC*
Location: *1/13, Sredny Kislovsky per., building 4, Moscow*
No. of license: *№ 177-03431-000100*
Date of issue: *4.12.2000*
Validity period: *permanent license*
Licensing authority: *Federal Commission for the Securities Market of Russia*

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

Regulatory document	Comments
1. Federal Law of October 9, 1992 No. 3615-1 "On Currency Regulation and Currency Control" (in the version of Federal Laws No. 192-FZ of 29.12.1998, No. 128-FZ of 05.07.1999, No. 72-FZ of 31.05.2001, No. 130-FZ of 08.08.2001, No. 196-FZ of 30.12.2001, No. 187-FZ of 31.12.2002, No. 192-FZ of 31.12.2002, No. 28-FZ of 27.02.2003, No. 116-FZ of 07.07.2003 with amendments introduced by the Ruling of 04.03.1999 No. 50-O of the RF Constitution Court)	—
2. Provisions of December 21, 2000 No. 129-P of the RF Central Bank "On the Issue by the RF Central Bank Territorial Offices of Permits for Certain Currency Transactions Related to Cash Flow to Resident Legal Entities"	Securities floatation by non-residents in the RF, or by residents outside the RF
3. Instruction of July 9, 1999 No. 318 of the RF Ministry of Trade approving investments by legal entities and individuals outside the RF	Floatation of securities by RF residents outside the RF
4. Provisions of July 5, 2001 No. 142-P of the RF Central Bank "On the Procedure of Currency Transactions Related to Direct Investments in CIS Countries by Resident Legal Entities"	Floatation of securities in CIS by RF residents
5. Instructions of June 29, 1992 No. 7 of the RF Central Bank "On the Procedure of Required Sale of a Part of Hard Currency Proceeds via Authorized Banks by Corporations, Associations, and Organizations, and Transactions on the RF Domestic Currency Market" (with amendments of 18.06.1999)	Hard currency dividends received by residents
6. Instructions of October 12, 2000 No. 93-I of the RF Central Bank "On the Procedure of Opening Non-Resident Bank Accounts in the RF Currency by Authorized Banks, and Transactions via such Accounts" (with amendments of 29.11.2000)	---
7. Instructions of December 28, 2000 No. 96-I of the RF Central Bank "On Special Type C Non-Resident Accounts" (in the version of 25.02.2003)	---
8. Federal Law of 17.07.1999 No. 167-FZ "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus on Avoidance of Double Taxation in Respect of Income and Equity Taxes"	—

8.8. Description of the Taxation Procedure for Income under Issuer's Securities That have been Floated and are to be Floated

The active law provides for the following taxation procedure for income on shares depending on the category of the share holder:

Taxation of earnings of individuals (RF tax residents, or non-residents receiving earnings from sources in the RF).

As per Article 208 of the RF Tax Code, dividends and interest received from a Russian organization, and earnings from sales of the Issuer's securities in and outside the RF are earnings subject to the individual income tax.

If a Russian organization is the source of the income gained in the form of dividend, such organization is considered the fiscal agent and establishes the amount of tax separately for each tax-payer in respect of each payment of the said income at a rate of 9 per cent according to the procedure provided for by article 275 of the RF Tax Code.

The tax amount is calculated on the basis of the total tax amount and each taxpayer's share in the total amount of the dividend. The total tax amount is defined as the product of the tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to a foreign organization and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current reporting (tax) period).

Where a Russian organization as a tax agent pays dividends to an individual non-resident of the RF, a 30% tax rate is applicable to such payments as per paragraph 3 of Article 224 of the RF Tax Code.

In compliance with Article 214 of the RF Tax Code, the taxable base for each securities transaction or transaction involving futures contract financial instruments, where the basic asset is securities (futures and option stock exchange deals), shall be assessed separately. In this case, earnings received from the following transactions are included:

- *purchase and sale of securities circulating in the organized securities market;*
- *purchase and sale of securities that are not circulating in the organized securities market.*
- *involving futures contract financial instruments, where the basic asset is securities;*
- *purchase and sale of investment shares of unit investment trusts, including their retirement;*
- *involving futures contract securities and financial instruments, where the basic asset is securities, made by the asset manager in favour of an individual founder of asset management.*

Under paragraph 3 of article 214 of the RF Tax Code, the tax base – income (loss) from operations of sale and purchase of securities – is determined as the sum total of income from the aggregate of transactions with securities of the respective category, made during the taxation period, less the total amount of losses. The income (loss) is determined as the difference between the amounts gained from the sale of securities and the expenses for acquisition, sale and storage of securities, or property deductions assumed to reduce the earnings from the securities purchase and sale transaction.

The income from a transaction of sale and purchase of securities circulating in the organized securities market is reduced by the amount of interest paid for the use of attracted monetary funds, within the amounts calculated proceeding from the effective re-financing rate of the Central Bank of the Russian Federation. The loss from such a transaction is determined taking into account the limit of securities market price fluctuation. Securities circulating in the organized securities market include securities permitted for circulation among trade organizers having a license of the federal authority dealing with the securities market regulation.

When expenses cannot be included directly in expenses for acquisition, sale and storage of particular securities, the said expenses shall be distributed in proportion to the value estimate of the securities, to which the said expenses are related. If expenses cannot be proven by documents, the tax-payer is entitled to exercise the property tax deduction provided for by paragraph 1 of sub-clause 1, clause 1, article 220 of the RF Tax Code.

The property tax deduction, or the deduction in the amount of actually incurred expenses proven by respective documents shall be provided to the tax-payer when the tax is calculated and paid to the budget at the income payment source or upon expiry of the tax period when the tax return is submitted to the taxation authority. If there are several income payment sources, the property tax deduction shall be provided only at one income payment source at tax-payer's discretion.

When the taxation base for operations of purchase and sale of the securities is determined, it should be taken into account that the loss from operations with securities circulating in the organized securities market reduces the taxation base for operations of purchase and sale of the securities of the category. Income from operations of purchase and sale of the securities that are not circulating in the organized securities market and that, as of the moment of their acquisition, were meeting the requirements established for securities circulating in the organized securities market, may be reduced by the amount of loss from operations of purchase and sale of the securities circulating in the organized securities market.

The taxation base for transactions involving futures contract financial instruments is defined as difference of the positive and negative results obtained upon reassessment of liabilities and legal claims for the transactions executed and execution of futures contract financial instruments, allowing for compensation for the services of stock exchange intermediaries and the stock exchange in opening the positions and keeping the accounts of the individual. In such cases, the taxation base will be increased by the amount of option money received for o[illegible] transactions, and reduced by the amount of premiums paid under the said transactions.

When assessing the taxation base for securities transactions made by an asset manager, the taxpa[illegible] costs shall also include sums paid to the asset manager as compensation and reimbursement for its [illegible] incurred in the securities transactions.

Where transactions involving different categories of securities are made during asset managemen[illegible] where other kinds of earnings appear (such as dividend or interest), the taxation base will be assessed separ[illegible] for each securities category and each kind of earnings. Any costs that cannot be directly classified as redu[illegible] of earnings from transactions in securities of the appropriate category or as reduction of the appropriate ki[illegible] earnings shall be distributed in proportion to the share of each kind of earnings.

The taxation base for securities purchase and sale transactions and transactions involving futures con[illegible] financial instruments shall be assessed upon expiry of the tax period (i.e. year). Calculation and payment o[illegible] tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer befor[illegible] expiry of the respective tax period. In such a case, the tax shall be paid from the share of earnings correspon[illegible] to the actual amount of the moneys paid. When payments are effected more than once in a tax period, th[illegible] amount is calculated as a progressive total allowing for the previously paid tax amounts.

The asset manager shall be recognized as tax agent for earnings from securities transactions execute[illegible] such a manager. The taxation base for such transactions is assessed as of the tax period expiry date, or as o[illegible] date of payment of the moneys before the tax period expiry. In such a case, the tax shall be payable within [illegible] month from the tax period expiry date or from the date of payment of the moneys (or transfer of securi[illegible] Where payments are made from assets under asset management before the expiry of the asset manage[illegible] agreement, or before the tax period expiry, the tax will be paid from the portion of the earnings correspondi[illegible] the actual amount of moneys paid to the founder of such asset management.

If it is impossible for the income payment source to deduct the calculated amount of tax from the payer, the fiscal agent shall, within a month's time from the moment such a circumstance arises, noti[illegible] writing the taxation authority in the location where it is registered on the impossibility to effect the deduction on the amount of the tax-payers debt. The tax in this case will be paid in two installments in equal proporti[illegible] the 1st installment payable within 30 days from the date of the tax payment notice served by the tax authority, the 2nd installment, within 30 days from the 1st installment date.

The procedure of tax assessment for earnings from securities transactions is described in paragraph [illegible] Article 225 of the RF Tax Code, according to which, the tax amount shall be assessed as a taxable [illegible] percentage corresponding to the tax rate (30% or 9%).

Taxation of legal entities (both Russian and non-Russian organizations pursuing their business in the [illegible] through permanent offices, and/or receiving earnings from sources in the RF).

In compliance with paragraph 1 of Article 250 of the RF Tax Code, earnings from interests in o[illegible] organizations (as dividends), and earnings received from transactions involving futures contract fina[illegible] instruments shall be considered as taxable non-sale earnings. In such cases, the date of the moneys' recei[illegible] the account (by the cash office) of the taxpayer shall be considered as the date of earnings receipt.

In compliance with paragraph 1 of Article 265 of the RF Tax Code, costs in the form of interes[illegible] debentures of any kind (including that on securities and other liabilities issued by the taxpayer), expense[illegible] management of its own securities issue, servicing of its own securities, information supplied to the sharehol[illegible] and costs related to servicing of securities purchased by the taxpayer shall be considered as non-sale [illegible] reducing the taxable base of the profit tax. The date of incurring non-sale costs related to the purchas[illegible] securities shall be the date of sale or other disposal of such securities.

The specific features of taxable base assessment for earnings received from interest in other organizat[illegible] (dividends) are set forth in Article 275 of the RF Tax Code.

If a Russian organization is the source of income, such organization is considered the fiscal agent establishes the amount of tax. In such cases, the tax amount deductible from the dividend recipient's earn[illegible] shall be assessed by the tax agent based on the total tax amount and the share of each taxpayer in the [illegible] dividend amount. The total tax amount is defined as the product of the 9% tax rate and the difference o[illegible] dividend amount to be distributed among the shareholders in the current tax period less the dividend amo[illegible] payable by the tax agent to foreign organizations and/or an individual non-resident of the RF in the curren[illegible] period, and the dividend amount received by the tax agent itself in the current tax period. When the differen[illegible] negative, no tax payment obligation occurs, and no compensation is made from the budget.

Where a Russian organization as a tax agent pays dividends to a non-Russian organization and/o[illegible] individual non-resident of the RF, the taxation base of the dividend recipient taxpayer shall be defined as sum of dividends paid, with the rate of 15% or 30%, respectively, applicable thereto.

The specific details of taxation base assessment for securities transactions are set forth in Article 280 of the RF Tax Code.

The taxpayer's earnings from transactions of sale or other disposal of securities (retirement included) are assessed based on the price of sale or other disposal of the securities, and the sum of accumulated interest (coupon) income paid by the buyer to the taxpayer, and the sum of interest (coupon) income paid by the Issuer (maker) to the taxpayer. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

Expenses related to the sale/other withdrawal of securities are determined proceeding from the securities acquisition price, sale costs, and the amount of the accrued interest (coupon) yield, paid by the tax-payer to the securities seller. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

The actual price of sale or other disposal of the securities within the interval between the maximum and minimum price of transactions with the said securities registered by the trade administrator on the securities market as of the date of execution of the appropriate transaction, shall be deemed the market price for the taxation purposes. Where any securities traded on the securities market are sold below the minimum price on an established securities market, the minimum transaction price on an established securities market shall be assumed in the assessment of the financial result.

In respect of securities not traded on an established securities market, the actual price of sale or other disposal of the securities shall be assumed for taxation purposes, subject to meeting at least one of the following conditions:

1. *if the actual price of the respective transaction is within the price interval for a similar security registered by the trade administrator on the securities market as of the date of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*
2. *if the deviation of the actual price of the respective transaction is within 20% up or down from the weighted average price of similar securities calculated by the trade administrator according to the rules set by him, based on the trade results as of the date of execution of such transaction, or as of the date of the nearest trading completed before the day of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*

The taxation base for securities transactions shall be assessed by the taxpayer separately. The taxation base for operations with securities circulating in the organized securities market is determined separately from the taxation base for operations with securities that are not circulating in the organized securities market.

In case of sales or other disposal of securities, the taxpayer shall, independently and in accordance with the accounting policy adopted for taxation purposes, select one of the following methods of writing off the cost of the disposed-of securities to expenses:

1. *according to the cost of the earliest acquisitions;*
2. *according to the cost of the latest acquisitions;*
3. *according to the cost of a unit.*

Taxpayers having losses from securities transactions in the preceding tax period(s) may reduce the taxation base obtained in securities transactions in the reporting (tax) period. In this case, losses from transactions in securities not traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxation base from transactions in such securities, such base having been assessed in the reporting (tax) period. Losses from transactions in securities traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxable base from transactions of sale of this category of securities.

Income gained from operations with securities circulating in the organized securities market may not be lessened by expenses or losses from operations with securities that are not circulating in the organized securities market. Income gained from operations with securities that are not circulating in the organized securities market may not be lessened by expenses or losses from operations with securities circulating in the organized securities market.

As per Article 286 of the RF Tax Code, the tax is defined as the percentage of the taxation base corresponding to the tax rate. The tax amount for the tax period results shall be named by the taxpayer independently.

Based on the results of each reporting (tax) period, tax-payers calculate the amount of advance payment, proceeding from the tax rate and the taxable profit calculated as progressive total from the start of the taxation

period till the end of the reporting (taxation) period. During the reporting period, taxpayers shall calculate the amount of the monthly advance payment.

If the taxpayer is a foreign organization receiving earnings from sources in the RF not related to a permanent office in the RF, the responsibility of assessing the tax amount, deducting such amount from the taxpayer's earnings and transferring the tax to the budget shall rest with the Russian organization paying the said earnings to the taxpayer. The tax agent assesses the tax amount for each payment (transfer) of moneys or other receipt of earnings. If the source of the taxpayer's earnings in the form of dividend is a Russian organization, the responsibility of deducting the tax from the taxpayer's earnings and transferring it to the budget shall rest with such source of earnings. Furthermore, the tax advance payments shall be deducted from the taxpayer's earnings at each payment of such earnings. For earnings paid to taxpayers in the form of dividend, the tax deducted at the payment of such earnings shall be transferred to the budget by the tax agent effecting the payment within 10 days from such payment.

The tax on earnings received from securities transactions shall be paid upon expiry of the tax period within the time set for submitting tax returns for the respective tax period (not later than the 28th of March of the year following the expired tax period). Advance payments based on the results of the reporting period shall be paid within the time set for submitting tax returns for the respective period under report (within 28 days from the day of expiry of the respective tax period).

Monthly advance payments payable within the reporting period shall be paid no later than on the 28th day of each month of such a reporting period. Taxpayers calculating their monthly advance payments on the basis of actually received earnings shall pay such advance payments no later than on the 28th day of the month following the month, by the results of which the tax is calculated.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on stated (accrued) and paid dividend under issuer's shares:

	2000	2001	2002	2003	2004
Stock category			*Common*		
Amount of stated (accrued) dividend per share, roubles	*0.119*	*0.077*	*0.064*	*0.083*	*0.248*
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	*56 293 779.55**	*36 425 386.37*	*47 098 702.21*	*61081145.18***	*218499279.15*
name of the Issuer's management body taking the decision on (stating) payment of dividend	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*
date of holding the meeting taking the decision on payment (stating) of dividend	*25/05/2001*	*25/06/2002*	*23/06/2003*	*30/06/2004*	*27/06/2005*

date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	Minutes No. 1 of 25/05/2001	Minutes No. 01-02 of 25/06/2002	Minutes No. 02-03 of 07/07/2003	Minutes No. 02-04 of 30/06/2004	Minutes No. 01-05 of 04/07/2005
time fixed for payment of the stated dividend	The approved dividend payment date is from September 1. 2001	Dividend is paid from 15/08/2002 till 31/12/2002	Dividend is paid from 15/08/2003 till 31/12/2003	Dividend is paid from 15/08/2004 till 31/12/2004	Dividend shall be paid from 15/08/2005 till 15/12/2005
form and other conditions of payment of the stated dividend	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Period under report (year, quarter), for which the stated dividend is (was) paid:	2000	2001	2002	2003	2004
total amount of dividend paid under all shares, roubles	-****	-****	45 344 021.87	58 274 184.41	110 952 078.17
Category, type of stock	Preferred type A				
Amount of stated (accrued) dividend per share, roubles	0.257	0.248	0.140	0.357	0.469
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	29 411 299.10*	28 381 331.04	28 283 190.32	72 122 144.44**	117 423 234.81
name of the Issuer's management body taking the decision on (stating) payment of dividend	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders
date of holding the meeting taking the decision on payment (stating) of dividend	09/06/2000	25/06/2002	23/06/2003	30/06/2004	27/06/2005

date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	Minutes No. 1 of 09/06/2000	Minutes No. 01-02 of 25/06/2002	Minutes No. 02-03 of 07/07/2003	Minutes No. 02-04 of 30/06/2004	Minutes No. 01-05 of 04/07/2005
time fixed for payment of the stated dividend	The approved dividend payment date is from September 1. 2001	Dividend is paid from 15/08/2002 till 31/12/2002	Dividend is paid from 15/08/2003 till 31/12/2003	Dividend is paid from 15/08/2004 till 31/12/2004	Dividend shall be paid from 15/08/2005 till 15/12/2005
form and other conditions of payment of the stated dividend	Monetary form	Monetary form	Monetary form	Monetary form	Monetary form
Period under report (year, quarter), for which the stated dividend is (was) paid:	2000	2001	2002	2003	2004
total amount of dividend paid under all shares, roubles	-****	-****	28 281 436.99	70 842 772.79	83 680 423.82

** The calculation was made as follows:*

- the amount of dividend calculated per shareholder was determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares (in respect of shareholder) containing fractions of a kopeck was rounded according to the rules of mathematics to whole kopeck.

*****The amount of calculated dividend is determined as per the dividend calculation procedure adopted by the Issuer as stated in the "Provisions on Dividend Payment" approved by the decision of the Board of Directors (Minutes No. 34-02 (05) of August 30, 2002).***

** The calculation is made as follows:*

- the amount of dividend calculated per shareholder is determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares containing fractions of a kopeck is rounded according to the rules of mathematics to the whole kopeck.

****The Issuer did not keep record of dividend payments for 2000 and 2001 as itemized into dividends on common and preferred stock, and as itemized by the specified years (see the table below)*

	2000	2001
Total amount of dividend paid under common and preferred stock, roubles	139 306 164.99	

Reasons of incomplete payment of declared dividend:

The payment of declared dividend for 1999-2003 was incomplete due to the fact that the Issuer's register of shareholders contained obsolete data as regards the bank data and addresses of certain shareholders.

The payment of dividend for 2004 is not completed as of the end date of the period under report because the deadline of the dividend payment has not been reached

Data on yield paid under the Issuer's Bonds:

Type of securities: *bonds*

Series: ***01***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***

Data on registration of the issue by the state:
State registration No.: ***4-01-00119-A***
Date of registration: ***6.03.2002***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***15.05.2002***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***300 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***300 000 000***

Current state of the issue: ***the bonds of the issue have been retired***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***300 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***49.32***
On the second coupon: ***47.37***
On the third coupon: ***90.25***
On the fourth coupon: ***79.78***
On the fifth coupon: ***80.22***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.02 till 10.07.02 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14 958 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 11.07.02 till 09.10.02 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14 211 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.02 till 10.04.03 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***27 075 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.03 till 10.10.03 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***23 934 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.2003 till 09.04.2004 (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***24 066 000***

Type of income paid under the bonds: ***face value***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***09.04.2004***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***300 000 000***

Other data on the yield paid under the bonds of the issue indicated by the Issuer at his own discretion: ***all obligations under the bonds of the issue have been fulfilled***

Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-02-00119-A***
Date of registration: ***8.07.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***14.11.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***1 500 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***1 500 000 000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***1 500 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***35.4***
On the second coupon: ***35.4***
On the third coupon: ***35.4***
On the fourth coupon: ***35.4***
On the fifth coupon: ***32.91***
On the sixth coupon: ***32.91***
On the seventh coupon: ***32.91***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.10.2003 till 08.0.2004 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.01.2004 till 07.04.2004 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.04.2004 till 07.07.2004 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.07.04 till 06.10.04 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53 100 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.10.04 till 05.01.05 (due to falling on days off – shall be paid on 11.01.05) (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49 365 000***

Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 05.0.2005 till 06.04.2005 (sixth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49 365 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.04.2005 till 06.07.2005 (seventh coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49 365 000***

Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-03-00119-A***
Date of registration: ***28.12.2004***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Data on state registration of the report on the results of the issue:
Date of registration: ***29.03.2005***
Authority of state registration: Federal Service for Financial Markets of Russia (FSFR of Russia)

Number of issued securities: ***3 000 000***
Face value of one of the securities of the issue (roubles): ***1 000***
Total volume of the issue at the face value (roubles): ***3 000 000 000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***3 000 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***23.06***
On the second coupon: ***23.06***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 03.03.2005 till 02.06.2005 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69 180 000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 02.06.2005 till 01.09.2005 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69 180 000***

8.10. Other Data

none

CONTENTS

1. GENERAL

These Provisions on Information Policy (hereinafter referred to as the Provisions) have been made up in compliance with the active laws, recommendations of the Corporate Conduct Code of the RF Federal Commission for the Securities Market, the Articles of Association and other bylaws of the Open Joint-Stock Company North-West Telecom (hereinafter referred to as the Company).

The Provisions set forth a list of:

- publicly available documents and information to be disclosed to all parties concerned irrespective of the purpose of receiving them (publicly disclosed information);
- documents and information provided to shareholders and their representatives;
- information provided to trading organizers,

as well as the procedure for providing the information (methods and timing).

The Provisions define information considered as insider information about the Company, as well as the procedure of using it.

The purpose of disclosing information on the Company is informing all parties interested in getting it to the extent required to take a decision on holding an interest in the Company or to take actions that may influence the business activities of the Company.

The key principles of the information policy are:

- regular and efficient provision of information;
- accessibility of information for all shareholders and other interested parties;
- equal rights of access to information disclosed for all categories of shareholders;
- reliability and completeness of information disclosed;
- availability of a reasonable balance between openness of the Company and the observance of the confidentiality conditions;
- availability of a single centre of responsibility for information on the Company, received via external communication channels;
- observance of the confidentiality terms in respect of information classified as state, service or commercial secrets and control over the use of insider information.

Data disclosed on the activities of the Company are divided into two groups:

data that must be provided:

- the data contained in the quarterly report of the Issuer, data on essential facts relevant for the Company's business, and data that may have an important impact on the value of Issuer's securities;
- information on affiliated parties of the Company;
- information to be provided in compliance with the laws of the Russian Federation.

information disclosed upon Company's desire.

The list of information to be additionally disclosed by the Company is presented in the Information Regulations of OJSC North-West Telecom, approved by the Management Board of the Company.

Responsibility for providing information on the activities of the Company shall rest with its executive bodies. Their decisions shall establish the procedure of providing information to shareholders and all parties concerned, they shall supervise the execution of such decisions and shall take measures for the development and improvement of such work in due time.

Foreign and Investor Relations Director shall be responsible for development and implementation of the Company's information policy.

The Company's Board of Directors' shall deal with approving these Provisions, introducing amendments and additions to them and supervising their observance.

Address, at which access to documents, materials and information is provided: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya) St. Petersburg, 191186 Documents and information are published in the computer-readable form on the Company's official Web-site at: *www.nwtelecom.ru*.

2. PUBLICLY AVAILABLE INFORMATION

The information and documents listed in this section are considered by the Company as publicly available.

The information and documents considered by the Company as publicly available (or as disclosed to the public) shall be provided to all interested parties.

The information and documents listed in this section shall be:

- disclosed according to the procedure established by the active law and by these Provisions;
- made publicly available at the official site of the Company;
- accessible for familiarization at the addresses listed in clause 1.10 of these Provisions;
- provided as copies upon request of interested parties.

Information on securities and operation of the Company shall be disclosed in the form of:

- a quarterly report of the Issuer;
- reports on essential facts related to Company's business activities;
- information on the issue of Company's securities according to the procedure and on the conditions established by the applicable regulatory documents;
- data that may have a material impact on the value of Issuer's securities.

Besides, the Company shall provide the following information:

- on changing the Company's name;
- on taking a decision to change the authorized capital;
- on issues of securities by the Company;
- on acquisition by the Company of its own shares, unless this is related to a reduction of the authorized capital;
- on big-size transactions;
- on termination of the services, the sale of which, according to the results of the fiscal year preceding the year under report, amounted to at least 10 per cent in the total volume of services;
- on reorganization of the Company;
- on changing the priority areas of the Company's activities;
- on replacing the auditor or registrar of the Company;
- on revising or assigning credit ratings and corporate governance scores;
- on changing interests held in the other organizations;

as well as financial reports made up according to the international standards.

A quarterly report shall be made up on the basis of the results of each quarter as of the date of the expiry of the quarter under report. A quarterly report shall be approved by the General Manager only. A quarterly report shall be submitted to the registration authority, whose terms of reference include the state registration of securities issues within 45 days after the expiry of the quarter under report.

Reports on essential facts shall be provided to the registration authority, whose terms of reference include the state registration of Company's securities issues. Besides, they shall be published in the Supplement to Vestnik (Herald) of the Federal Service for Financial Markets and in the Izvestiya newspaper within 5 days from the moment of the occurrence of the essential fact.

The procedure of providing information in the form of data that may have an important impact on the value of Issuer's securities shall be established by legal and regulatory acts of the Federal Service

for Financial Markets. Information in the form of data that may have an important impact on value of Issuer's securities shall be submitted to the registration authority, whose terms reference include the state registration of Company's securities issues, within 5 days. 1 publication shall be in the newswire of the information agency authorized by the registrat authority, within one day from the appearance of the data that may have an important impact on value of Issuer's securities.

The Company shall keep records of affiliated parties by making up and keeping a list of Compan affiliated parties and shall provide on a quarterly basis, within 45 days upon expiry of the report period, a list stating all changes that were made in the list in the reporting quarter to the registrat authority, whose terms of reference include the state registration of Company's securities issues.

Upon request of any interested party, the Company shall enable him/her/them to familiarize themselves with following documents:

- Articles of Association (Charter) of the Company;
- Provisions on the General Meeting of the Shareholders;
- Provisions on the Board of Directors;
- Provisions on the Auditing Committee;
- Provisions on the Management Board;
- Provisions on Committees of the Board of Directors;
- Provisions on the Coordination Council;
- Provisions on Shareholders' Access to Documents;
- Provisions on Dividends on Shares;
- Provisions on the Procedure of Making Big Transactions, Related-Party Transactions and Transactions, Approval of Which is Included by the Company's Articles of Association in the Terms of Reference of Board of Directors;
- other Provisions of the Company, approved by the general meeting of the shareholders and by the Board Directors.

Publicly available information includes annual accounts and reports, auditor's report, annual report of the Comp and the report of the Auditing Committee on the results of auditing the business activities of the Compa auditing the annual accounts and reports of the Company and reliability of the data contained in the ann report of the Company and in the annual accounts and reports.

The annual report of the Company subject to approval by the annual general meeting of the shareholc shall contain:

- the position of the Company in the industry;
- the priority areas of Company's activities;
- Company development prospects;
- results of Company's development in the priority areas;
- report on payment of stated (charged) dividend on the Company's shares;
- description of the key risk factors related to Company's operation;
- a list of big-size transactions and related-party transactions effected by the Company in the year ur report, stating the essential conditions for each transaction and the Company's management body that t the decision to approve such a transaction;
- the list of members of the Company's Board of Directors, including information on changes in the list took place in the year under report and data on the members of the Company's Board of Directors;
- data on the person acting as the one-person executive body of the Company (General Manager), members of the collective executive body of the Company (Management Board);
- criteria for determining and the total amount of the remuneration (reimbursement for expenses) of members of the collective executive body of the Company (Management Board) and the Boar Directors, that has already been paid or is being paid on the basis of the results of the year under report;
- other information provided for by the Company's Articles of Association or other bylaws of the Compai
- data on the observance by the Company of the recommendations of the Code of Corporate Conduct o: Federal Commission for the Securities Market.

The annual report shall be published on the Company's official Website.

nformation on holding a general meeting of the shareholders shall be published in the Izvestiya newspaper in the form of a notification no later than 20 days before the date of holding the meeting, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization shall be published no later than 30 days before the date it is to be held.

Information on the results of voting during the general meeting of the shareholders shall be available on the official website of the Company in the Internet and shall be published in the Izvestiya newspaper in the form of a Report on Voting Results no later than 10 days after the minutes of the general meeting of the shareholders are made up.

Any information on reorganization of the Company shall be published in the newspaper or magazine used for the publication of data on the state registration of legal entities, within 30 days from the day the respective decision is taken.

The documents listed in this section shall be provided for familiarization within 7 days from the day of the request. Copies of the documents shall be provided by the Company to all interested parties upon their request for a fee that does not exceed the costs of making them.

3. INFORMATION TO BE PROVIDED TO THE SHAREHOLDERS

Besides the information mentioned in section 2 of these Provisions, all shareholders and their representatives shall have access at the following addresses:

14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186;
15, Troitsky prospekt, Arkhangelsk, 163061;
24, Bolnichnaya ul., Kaliningrad, 236040;
5, ul. Dzerzhinskogo, Petrozavodsk, 185000;
32-a, ul. Lenina, Murmansk, 183038;
2, Lyudogoshcha ul., Velikiy Novgorod, 173001;
5, Oktyabrsky pr., Pskov, 180000;
4, Sovetsky pr., Vologda, 160035;
50, ul. Lenina, Syktyvkar, 167981.

to the following documents:

- documents confirming the rights of the Company to the property recorded in its balance sheet;
- minutes of general meetings of the shareholders, meetings of the Company's Board of Directors, Auditing Committee of the Company;
- voting ballots, as well as powers of attorney (copies of powers of attorney) for participation in a general meeting of the shareholders;
- reports of independent valuers;
- other documents provided for by the laws of the Russian Federation, by the Company's Articles of Association and by decisions of the Company's management bodies.

The complete list of documents to be provided is given in the Provisions "On the Procedure of Providing Documents to OJSC NWT's Shareholders" approved by the Management Board of the Company.

The Company shall provide for familiarization a list of those entitled to participate in the general meeting of the shareholders upon request of the parties included in such a list and having at least one % of votes. In this case, the data of the documents and the mail addresses of the individuals on the list may only be provided upon their consent. Upon request of any interested party, the Company shall provide him/her within 3 working days with an extract from the list of those entitled to participation in the general meeting of shareholders, containing data on such person, or a testimonial letter verifying that the person is not on the list of persons entitled to participate in the general meeting of shareholders.

The shareholder or shareholders holding all in all at least 25 % of Company's voting shares shall have access to the accounting documents and minutes of the meetings of the Company's Management Board.

The documents listed in clauses 3.1 – 3.3 of these Provisions shall be provided for familiarization to shareholders within 7 days from the day of the respective request (unless other timing is provided for by regulatory acts or by the bylaws of the Company). Copies of the documents shall be provided for a fee that does not exceed the costs of making them.

A copy of the list of affiliated parties of the Company shall be provided upon written request of a shareholder for a fee within 7 days from the moment of presenting such a request. The amount of the fee for providing the list of affiliated parties shall be established by the Company and shall not exceed the costs of making it.

A statement of a shareholder's account, an excerpt from the shareholders' register, data on transactions with securities, information on shareholders of the Company (for the shareholders holding one or more % of the Company's voting shares) may be received by the shareholders from the Company's registrar according to the procedure established by the Federal Law "On the Securities Market" and by the regulatory documents of the Federal Service for Financial Markets.

When general meetings of the shareholders are held, the Board of Directors shall establish a list of the information (materials) and documents to be provided to the shareholders and their representatives for each issue of the agenda.

Besides what is listed in clause 2.6, the information to be provided to those entitled to participate in a general meeting of the shareholders during the preparation for a general meeting of the shareholders includes:

- data on a candidate(s) nominated to the Board of Directors, Auditing Committee of the Company or Company's auditors;
- draft Company's Articles of Association in the new version;
- draft amendments and additions to the Articles of Association of the Company;
- *recommendations of the Company's Board of Directors on distribution of profit*, including the amount of the dividend on the shares of the Company and its payment procedure, and losses of the Company according to the results of the fiscal year;
- draft bylaws of the Company, approved by the general meeting of the shareholders;
- draft decisions of the general meeting of the shareholders;
- other documents approved by the Board of Directors of the Company.

Extra information that must be provided to those entitled to participate in a general meeting during the preparation for a general meeting, the agenda of which contains the issue of electing members of the Board of Directors and members of the Auditing Committee, includes information on whether the candidates proposed for election to the respective body of the Company have or have not expressed their consent in writing.

Extra information that must be provided to those entitled to participate in a general meeting during the preparation for a general meeting, the agenda of which contains issues, the voting on which may entail the right of claiming redemption of shares by the Company, includes:

- report of an independent valuer on the market value of Company's shares, a claim to redeem which may be presented to the Company;
- calculation of the value of the Company's net assets according to the Company's accounting data for the last completed reporting period;
- excerpt from the minutes of the meeting of the Company's Board of Directors, which took the decision on determining the Company's shares redemption price stating the shares redemption price.

Extra information that must be provided to those entitled to participate in a general meeting during the preparation for a general meeting, the agenda of which contains an issue of Company reorganization, includes:

- justification of the terms and procedure of Company's reorganization that are listed in the decision on a split, separation or transformation or in the agreement of merger or affiliation approved (taken) by the Board of Directors;
- annual reports and annual accounts of all organizations participating in the reorganization, for the three completed fiscal years preceding the date of the general meeting or for each completed fiscal year

- from the moment of the establishment of the organization, if the organization has been operating for less than three years;
- quarterly accounts and reports of all organizations participating in the reorganization, for the last completed quarter preceding the date of the general meeting.

The information (materials) provided for by clauses 3.7.1. – 3.7.5. of these Provisions shall be accessible to those entitled to participate in a general meeting of the shareholders for familiarization in the premises at the following address: 14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186 and other places, the addresses of which are stated in the notification on the fact that a general meeting of the shareholders will be held, as well as on the official website of the Company in the Internet 20 days before holding the general meeting of the shareholders and 30 days in case of holding a general meeting of the shareholders, the agenda of which contains an issue of Company reorganization.

The said information shall be available to those taking part in the general meeting of the shareholders also during the meeting. Upon request of a person entitled to participate in the general meeting of the shareholders, the Company shall provide him/her with copies of the said documents within 5 days from the date of receipt of the respective request by the Company, and, upon agreement between the Parties, shall provide him/her with the said documents by e-mail.

4. INFORMATION PROVIDED TO TRADING ORGANIZERS

In compliance with the Listing Rules of the *RTS Stock Exchange* Nonprofit Partnership, the Company shall make publicly available in the electronic and documentary form the information mentioned in clause 2.4 of these Provisions, in chapter 7 ("Disclosure of Information on the Company") of the Corporate Conduct Code recommended by the RF Federal Commission for the Securities Market, as well as incorporation documents, documents on issues of securities and other information provided for by the said Rules and by the laws.

5. INFORMATION ON PLANNED AND EFFECTED TRANSACTIONS WITH SECURITIES OF THE COMPANY AND OF THE ENTERPRISES, IN WHICH THE COMPANY HOLDS INTEREST

In compliance with the active laws and the respective regulatory acts, the members of the Board of Directors, the General Manager or the members of the Company's Management Board shall disclose information on the holding of the Company's securities, as well as on the sale and (or) purchase of the Company's securities.

The parties listed in 5.1. of these Provisions shall notify the Company of the fact of holding the Company's securities, as well as of any transactions with securities of the Company or of the enterprises, in which the Company holds interest, that are planned or have been effected by them. Such a notification shall be sent within a reasonable time, before the said transactions have been effected, by sending a letter stating the intention to sell/buy shares, the name of the company, whose shares they are going to sell or to buy and the number of such shares. Letters shall be sent to:

- the Secretary of the Board of Directors – if the letter is sent by a member of the Board of Directors;
- the Secretary of the Management Board – if the letter is sent by the General Manager or by a member of the Management Board of the Company.

6. INFORMATION DISCLOSED UPON COMPANY'S DESIRE

Information may be disclosed upon Company's desire using press releases, press conferences, booklets, brochures, as well as on the official site of the Company in the Internet.

Information disclosed upon Company's desire includes the information used for evaluation of the value, profitability of the capital and information on the factors generating the shareholding value, viz.:

- information on strategic goals and objectives of the Company, on the share of the Company in markets, on investment projects, on equity and debt capital, on indices and resources of the Company, as well as information on the industry;
- information on dividends of the Company, essential information on decisions of the Board of Directors, among other things, on the work of the committees of the Board of Directors, on recommendations and decisions taken by the committees, as well as data on the current value of shares;
- data on the Company's management: members of the Board of Directors, the General Manager, members of the Management Board, and regional directors.

7. INFORMATION PROVISION PROCEDURE

The right of making public statements on behalf of the Company belongs to:
the Chairperson of the Board of Directors;
members of the Board of Directors;
the General Manager;
employees of the Company in compliance with the Information Regulations of the Company.

Any interested party shall be entitled to contact the Company with an inquiry concerning the operation of the Company through respective authorized persons. The Company shall, within 7 days, prepare a reply to the inquiry and provide it to the person that has sent it.

8. INFORMATION CLASSIFIED AS A COMMERCIAL OR OFFICIAL SECRET

Information shall be considered as an official or commercial secret when it has actual or potential commercial value on account of being unknown to third parties and there is no access to it on a legal basis, provided the Company takes measures to protect its confidentiality.

The Company represented by the General Manager and the units responsible for information security shall take exhaustive measures to protect commercial and official information, shall ensure confidentiality and conditions of work with such information, and establish the list of such information, observing a reasonable balance between the openness of the Company and the aspiration not to inflict any damage to its interests.

The list of information making a commercial or official secret and the procedure of using it are set forth in respective bylaws of the Company.

9. INSIDER INFORMATION AND INSIDERS

9.1. Insider information on securities means any undisclosed data related to securities and transactions with them and to the issuer of such securities and its activities, the disclosure of which may materially influence the market price of the said securities.

9.2. Insider information on securities includes information, among other things, information to be disclosed in compliance with the laws of the Russian Federation on the securities market and with the bylaws of the Company, prior to its disclosure in case such disclosure may materially influence the market price of securities.

9.3. Data containing an evaluation of the price of securities and/or an evaluation of the Company's property status on the basis of publicly available information are not considered as insider information on securities.

9.4. Insiders are individuals and legal entities having the right of access to the insider information on the basis of a law, any other regulatory legal act, job description or another bylaw of the Company, or on the basis of an agreement with the Company, including:

9.4.1. members of the Board of Directors, of the Committees of the Board of Directors, of the collective executive body and the Auditing Committee of the Company;
9.4.2. persons performing any professional responsibilities for the Company as employees, officers or otherwise, among other things, on the basis of civil contracts, due to which they have the right of access to the insider information (including auditors, specialized depositaries, professional participants of the securities market);
9.4.3. General Manager or persons acting as the one-person executive body, as well as management of subsidiaries and associates;

9.4.4. other individuals or legal entities who have become owners of insider information either legally, or illegally;

9.5. Persons entitled to access insider information shall have no right to:

- transfer insider information or any information based on it to other parties or make it available for third parties, except for the cases provided for by the law;
- give any recommendations to third parties as to making transactions with securities based on the said information.

9.6. The insiders listed in clauses 9.4.1. – 9.4.2. of these Provisions shall notify the Company on any transactions with securities of the Company or of the enterprises, in which the Company holds interest, that are planned or have been effected by such insiders, in compliance with the active laws.

9.7. When making any transactions with insider securities of subsidiaries or associates, the parties listed in clause 9.4.3 of these Provisions shall be guided by the standards established in the subsidiaries and associates.

9.8. In their interaction with outsiders, the parties listed in clauses 9.4.1 – 9.4.2 of these Provisions shall ensure protection of the insider information.

9.9. Company's executive bodies shall ensure a reliable mechanism of preparing, agreeing upon and supervising the timing of information disclosure, a proper system for Company's documents storage, the functionality and security of information resources.

9.10. Company's employees authorized to deal with public relations and contacts with the shareholders in connection with the performance of the official duties shall ensure equal opportunities to all interested parties for simultaneous access to the disclosed essential information on the activities of the Company and shall take measures to refute any unreliable information, if its dissemination entails any damage to the Company or the shareholders.

9.11. In order to prevent a conflict of interests and to minimize any abuse of insider information among the employees and units of the Company, supervision over the observance of the standards of the active law and special requirements provided for by the bylaws of the Company shall be the responsibility of: the Chairperson of the Board of Directors in respect of members of the Board of Directors, and the responsibility of the respective units of the Company in respect of officials and employees of OJSC North-West Telecom.

9.12. The parties listed in clause 9.4. of these Provisions, who have disclosed any insider information shall be liable in compliance with the legislation of the Russian Federation.

APPENDIX 2. PROVISIONS ON ACCOUNTING POLICY IN THE BOOK-KEEPING OF OJSC NWT FOR THE YEAR 2005

CONTENTS

INTRODUCTION

These Provisions on Accounting Policy of the Company have been developed in compliance with the requirements of the laws of the Russian Federation.

For the purposes of these Provisions, Accounting Policy of the Company means the aggregate of the accounting methods selected by it, grounded and disclosed for various users – primary observation, cost measurement, current grouping and summary generalization of the operation facts – aimed at obtaining financial and managerial information as prompt, complete, impartial and reliable as possible.

In the cases where the standard accounting regulation system of the Russian Federation did not provide for an accounting method for a certain issue, the respective accounting method was developed during the development of the accounting policy by the Company, proceeding from the active Provisions on accounting.

Being the basis of the accounting system, the Company's accounting policy must ensure the following:

observing the fundamental principles of accounting, such as completeness, timeliness, caution, priority of content over form, consistency, rationality, continuity of activities and constancy;

observance of the general requirements for accounts and reports: completeness, essentiality, neutrality, comparability, commensurability;

reliability of reports prepared by the Company – accounting reports, tax reports, and statistical reports;

unity of the methods used in organizing and keeping accounts in the Company on the whole and in its branches and structural units;

efficacy and flexibility of the accounting system's response to changes in the conditions of financial and economic operations, including changes in legislative and standard acts;

Along with the general obligatory requirements and rules, these Provisions take into account some peculiarities of the Company:

availability of bylaws regulating accounting process from the viewpoint of the specific character of the industry;

availability of many structural units, which, in a number of cases, are situated far from the Company's General Directorate's location;

The Provisions consistently describe the accounting methods that were adopted when the accounting policy was being prepared and which essentially influence the estimation and the taking of decisions by interested users of accounts and reports and without the knowledge of using which it is impossible to estimate the financial standing, cash flow or financial results of the Company's business.

All persons having to do with deciding the issues covered by the accounting policy shall be guided by these Provisions in their activities:

Management of the Company;

managers of branches and structural units in charge of organization and status of accounting in the units headed by them;

workers of services and departments in charge of timely preparation and revision of standard and reference information and in charge of bringing it to the notice of executive units;

workers of all services and units in charge of timely submission of source documents to the accountants' office;

workers of the accountants' service in charge of timely and quality performance of all accounting operations and making up of reliable reports of all kinds;

other employees.

The accounting policy has been prepared for the year 2005 and is not subject to changes, except for the following cases:

- *changes in the legislation of the Russian Federation or standard acts on accounting;*
- *development of new accounting methods;*
- *essential changes in the operation conditions as a result of re-organization, change of owners, or change of the areas of business, etc.*

Any changes in the accounting policy shall take effect starting from 1st January of the year (start of the fiscal year) following the year of its approval.

Responsibility for the organization of accounting and observance of legislation in performance of economic operations shall rest with the General Manager of the Company. Responsibility for observing the methodology shall rest with the Chief accountant of the Company.

In the course of accounting the Company also uses methodological instructions in the accounting areas developed by OJSC "Svyazinvest'.

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General data on the Company

The Open Joint-Stock Company North-West Telecom was founded by the City Property Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation by the decision dated 10th February 1993 through re-organization of the state communication and informatization enterprise Leningrad City Telephone Network awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation dated 1st July 1992 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Joint-Stock Companies", and the resolution of the Government of the Russian Federation dated 28th December 1992 No. 1003 "On Privatization of Communication Enterprises".

The City Property Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation – is the founder of OJSC North-West Telecom. Property of OJSC North-West Telecom is owned by the Company.

On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated 03 April 2000, the Company was reorganized by affiliating the St. Petersburg Long-Distance and International Telephone Open Joint Stock Company (OJSC "SPb LDIT") and St. Petersburg Telegraph Open Joint Stock Company" (OJSC "SPT").

On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated November 28, 2001, the Company was reorganized by affiliating Arkhangelsk Oblast Artelecom Open Joint Stock Company (OJSC "Artelecom"), Vologda Oblast Elektrosvyaz Open Joint Stock Company (OJSC Vologda Oblast Elektrosvyaz), Kaliningrad Oblast Elektrosvyaz Open Joint Stock Company (OJSC "Kaliningrad Oblast Elektrosvyaz"), Republic of Karelia Elektrosvyaz Open Joint Stock Company (OJSC Republic of Karelia Elektrosvyaz), MurmanElektrosvyaz Open Joint Stock Company (OJSC "MurmanElektrosvyaz"), Novgorodtelecom Open Joint Stock Company (OJSC "Novgorodtelecom"), Pskov Oblast Elektrosvyaz Open Joint Stock Company (OJSC "PskovElektrosvyaz"), and CherepovetsElektrosvyaz Open Joint Stock Company (OJSC " CherepovetsElektrosvyaz ").

The Company is the legal successor of all the rights and obligations of the OJSC "SPb LDIT", OJSC "SPT", OJSC "Artelecom", OJSC "Elektrosvyaz of Vologda Oblast", OJSC "Elektrosvyaz of Kaliningrad Oblast", OJSC "Elektrosvyaz of the Republic of Karelia", OJSC "MurmanElektrosvyaz", OJSC "Novgorodtelecom", OJSC "PskovElektrosvyaz", OJSC "ChrepovetsElektrosvyaz" under all the liabilities in respect of all their creditors and debtors.

On the basis of the decision of the Board of Directors of OJSC NWT dated June 11, 2004 (Minutes No. 19-04) the Lensvyaz Branch and the Svyaz of Komi Republic Branch were additionally established within the Company. By the decision of the Board of Directors dated 08.12.2003 (Minutes 30-03) the Cherepovetselectrosvyaz branch was withdrawn from the Company.
The Company is the legal successor of the rights and obligations of OJSC Lensvyaz and OJSC Svyaz of Komi Republic.

According to the Articles of Association, the main goal of the Company is to gain profit.

The Company's Articles of Association provide for the following fields of activities:
The basic areas of the Company's business are:
- *local and intra-zone telephone communication services;*
- *provision of long-distance and international telephone communication services via payphones and call offices;*
- *cellular mobile communication services in the 450 MHz band;*
- *mobile radiotelephone communication services (trunking);*
- *mobile radio communication services of ALTAY type;*
- *personal radio paging services;*
- *personal radio paging services with VHF/FM channel multiplexing;*
- *services of leasing of data channels, TV program and audio broadcasting channels, local intra-zone channels and communication paths, and physical circuits for telecommunication signal transmission;*

telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);
data transmission services;
telephone communication services using technical facilities of an intelligent communication network;
telegraph communication services (including the "Telegram" service and the AT/Telex network services);
cable network telecasting;
services of wired radio;
TV broadcasting services using transmitting facilities;
broadcasting services using transmitting facilities;
local telephone communication services using radio access equipment;
carrying out work related to the use of data considered a state secret;
measures and/or services in the field of state secrets protection;
measures and/or services in the field of state secrets protection related to cryptographic device functioning;
measures and/or services in the field of state secrets protection related to engineering protection of information;
design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;
expert assessment of front-end and design documents;
building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);
general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;
Installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;
functions of general contractor and principal/developer; process and construction engineering;
construction, major repair, rebuilding, expansion, and updating of communication facilities;
construction, major repair, rebuilding, expansion, and updating of civil buildings;
geodetic survey and mapping;
maintenance, repair, and sale of metering and cash register machines;
maintenance, repair, and sale of communication facilities;
installation, repair, and maintenance of security alarms;
recovery of networks and communication facilities after failures and damage;
priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;
actions to provide communication services in emergency situations;
implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;
leasing out property;
gas facilities operation;
organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;
testing, in particular for certification purposes. Metrology services:
design, development, and implementation of advanced technologies;
production and sales of components and spare parts for various systems, mechanisms and devices;
design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;
production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;
procurement, processing and sale of wood, production of joinery and furniture;
design and development of software and dataware for automated systems of various applications;
production, processing, and sale of animal and vegetal products;
production and sale of consumer goods;
purchasing and intermediary trade business;
participation in establishment of stock, commodity, and other exchanges, and trading houses;
professional training and education of employees in and outside the RF;
creating a network of company shops in RF and abroad.
providing services in the field of:
management of leisure, hotel, and medical services;
cargo and passenger carriages by motor road, railway, by water and by other modes of transport;
consulting, marketing and engineering;
information business in compliance with active laws;

production of advertising facilities; advertising services;
sale and acquisition of patents, inventions and know-how's according to the procedure established by the law;
organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;
organization of cultural exchanges without currency payments.
Having the general legal capacity, the Company shall have civil rights and perform civil duties necessary to implement any kind of activity that is not prohibited by the federal laws.

The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

The Company has three management levels:
General Directorate of the Company;
branches;
structural units.

1.2. Principles of Accounting Services Organization

The term "accounting service" defines a complex of structural units and officials performing the operations of collecting, processing and analyzing source information and making up reports on its basis for various groups of users.

At each level of management, the accounting service ensures collection and processing of information for the purpose of providing data to users for working out, grounding and taking decisions at their level of management and for providing the superior management bodies with information required for working out, grounding and taking decisions at a higher level of management.

Accounting practice and control shall be the responsibility of the accountants' service of the Company, headed by the Chief Accountant. The accounting service of the Company includes accountants' offices of units directly headed by the Chief Accountants of such units. The duties of the central accountants' office shall be performed by the accountants' office of the Company's General Directorate.

1.3. Document Turnover Organization Procedure, and Accounting Documentation Processing Technology

The Company's document turnover organization rules and procedure, document turnover schedule and source accounting document processing technology, including:
source document creation procedure;
source document check procedure;
procedure and timing of transferring the documents for accounting records;
procedure of transferring the documents to the archives, -

shall are regulated by the Company's bylaws.

The Company shall use unified forms for the source accounting documentation, approved by the State Statistics Committee of Russia.

When recording financial and economic operations, for which no unified forms have been provided for, developed forms of source accounting documents shall be used, that are contained in the Company's bylaws and that include the following obligatory details established by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting":
name of document;
date of making up the document;
name of organization, on behalf of which the document was made up;
contents of the economic operation;
indices of the economic operation in kind and in monetary terms;
positions of officials responsible for an economic operation and for correctly recording it;
signatures of said officials.

The right of signing source accounting documents shall be established by Company's bylaws.

The Company shall use the computer technology of accounting information processing.

Accounting registers with the synthetic and analytical accounts of shipment of and payment for provided services, performed jobs and shipped inventory holdings, fixed assets accounting (Inventory card for fixed assets accounting, Form OS-6) shall be made up using computer facilities and shall be stored in the computer-readable form.

1.4. Procedure of organization and carrying out the inventory of property and liabilities

All property irrespective of location and all kinds of liabilities of the Company are subject to inventory.

The Company shall hold the inventory according to the following timing:

that of fixed assets – at least once in every two years as of 31st October of the year under report;

that of intangible assets – annually as of 30th November of the year under report;

that of capital construction in progress and other capital investments – annually as of 31st October of the year under report;

that of raw materials, components, equipment to be installed, semi-finished products, goods, finished products at warehouses – annually as of 31st October of the year under report;

that of precious metals contained in purchased component parts, articles, instruments, tools and equipment that are being used or are placed in storage areas - annually as of 31st December of the year under report.

that of production in progress – annually as of 31st October of the year under report;

that of deferred income and expenses - annually as of 31st December of the year under report;

that of monies on accounts with bank institutions - annually as of 31st December of the year under report;

that of cash on hand – at least once in a quarter;

that of long-term financial investment – annually as of 30th November of the year under report;

that of short-term financial investment and monetary instruments – on a quarterly basis as of the end of the quarter;

that of settlements with debtors (by enterprises and organizations of ministries and departments funded from budgets of various levels) and of doubtful debt reserve – on a quarterly basis as of the end of the quarter, for other debtors – annually as of 31st October of the year under report;

that of settlements with creditors (in respect of settlements with communication operators) - on a quarterly basis as of the end of the quarter, and with other creditors – once a year as of 31st October of the year under report;

- that of settlements in respect of taxes and obligatory deductions to the budget and off-budget funds, and in respect of target financing - annually as of the end of the year under report;

that of internal settlements – at least once in a quarter;

- that of settlements with personnel and advance holders – annually as of 31st December of the year under report.

· that of other settlements and obligations - annually as of 31st December of the year under report.

o hold the inventory at the level of the Company's General Directorate, Branches and structural units, anding inventory commissions are established, the members of which shall be approved by:

- the General Manager of the Company for the Company's General Directorate;
- the Branch Director for Branches and their structural units.
- Head of the communication centre – for structural units.

letailed procedure of organizing and holding the inventory of property and liabilities of the Company is forth in the Provisions on the Procedure of Holding the Inventory of Assets and Liabilities and asures to Ensure Safety of Assets.

1.5. Procedure for making up the Company's Accounts and Reports

The Company's accounts and reports shall be made up according to the procedure and within the time provided for by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting" and other standard acts of the Russian Federation, regulating the accounting.

The Company's accounts and reports shall be prepared by the accountants' office of the Company's General Directorate on the basis of generalized information on the property, liabilities and operation results, taking into account the information provided by accountants' offices of Regional Branches. Accounts and reports shall be prepared by the accountants' offices of Regional Branches on the basis of the data provided by accountants' offices of structural units.

When accounts and reports are made up, the forms developed by the Company taking into account the recommendation contained in the appropriate standard documents shall be applied.

Internal accounting forms and the procedure of making them up are given in the Methodological Instructions on the Procedure of Forming the Figures of Accounts and Reports at the Svyazinvest group companies.

1.6. The Company's working card of accounts

A single Working Card of Accounts shall be used in the accounting by all units of the Company. (Appendix 1)

The procedure of applying the Single Working Card of Accounts, including the distribution of terms of reference in keeping accounts and control accounts among accountants' services of various levels of the Company's management, shall be regulated by the Instructions on Applying the Single Working Card of Accounts at the Svyazinvest group companies.

Any amendments introduced to the working card of accounts shall be approved by the Company's Chief Accountant.

2. SYSTEM ASPECTS OF THE ACCOUNTING POLICY.

2.1. Procedure of accounting of Intangible Assets

The total amount of depreciation deductions for intangible assets shall be determined on the monthly basis according to the standards calculated proceeding from their initial cost and their useful life, by the linear method.

The expected useful life of intangible assets shall be determined when they are recorded, by a specially formed commission, and shall be approved by the General Manager of the Company.

The value of intangible assets items shall be retired by accumulating the amounts of the charged depreciation on account 05 "Depreciation of Intangible Assets".

2.2. Procedure of accounting of Fixed Assets

There is no re-valuation of fixed assets in 2005.

Depreciation by objects of fixed assets shall be charged by the linear method based on the initial value or replacement value (in case of any re-valuations taking place) of an object of fixed assets and the standard depreciation calculated proceeding from the useful life of such an object.

The useful life of fixed assets shall be determined by the fixed assets acceptance commission and shall be approved by the Company's General (Branch) Manager (Head of communication centre).

The useful life of leased fixed assets items shall be determined as equal to the validity period of leasing contract (timing of leasing payments).

For acquired fixed assets that have already been operated, the useful life shall be determined based on the actual operation time and the expected fixed assets useful life in the Company.

Items of fixed assets, the value of which does not exceed 10,000 roubles per unit, as well as books, brochures and the like editions, acquired starting from 01.01.02, shall be written off to production costs (expenses for sale) as they are released to production or operation using account 02 "Depreciation of fixed assets". To ensure safety of such objects in the production or operation, the Company shall exercise a proper control over their flow on account 01 "Fixed Assets".

Books, brochures, periodicals, etc. shall be included in fixed assets, if they are fixed assets of libraries, agencies of scientific and technical information, archives, museums and other similar institutions.

Facilities ready for operation and planned for use within fixed assets shall be recorded, prior to the start of operation, among investments in non-current assets.

Real estate sites, for which capital investment has been completed and respective source accounting documents on acceptance and transfer prepared, shall be accepted for accounting as fixed assets with an individual entry on a separate sub-account to the fixed assets account.

If capital investments in leased fixed assets items are the Lessee's property in compliance with effective leasing contract, then these capital investments shall be accounted as fixed assets.

Wear of fixed assets by fixed assets items (housing fund) that are not subject to depreciation shall be charged uniformly during the year under report

In case of increasing the original cost of an object of fixed assets as a result of upgrading or renovation, the annual amount of depreciation deductions shall be re-calculated proceeding from the depreciated cost of the object increased by the costs of upgrading and renovation and from the remaining time of useful life.

Expenses for all kinds of repairs shall be included in the prime cost of the period under report, in which they were incurred. No reserve of future expenses for fixed assets repairs is formed.

2.3. Inventories Accounting Procedure

The actual prime cost of inventories shall be formed in the accounts and reports of the Company using accounts 15 "Procurement and Acquisition of Stocks of Materials and Capital Equipment" and 16 "Deviation in the Value of Stocks of Materials and Capital Equipment".

Accounting of inventories on accounts 10 "Materials" and 41 "Goods" shall be based on Accounting Prices.

Inventories (raw materials, components and goods) shall be accepted for accounting at the accounting price, which is deemed to mean here the following:

- *when inventories are acquired on a paid basis – the supplier's price according to the contract of delivery (sale and purchase);*
- *when inventories are made by the organization itself – the total of actual costs related to the production;*
- *when inventories are contributed as investment in the authorized capital of the Company – the monetary evaluation agreed upon by the founders (participants) of the Company taking into account the requirements of the Law On Joint-Stock Companies;*
- *when inventories are received by the organization under a contract of donation or on a gratuitous basis or remain from retirement of fixed assets and other property - the current market value as of the date of accepting for accounting;*
- *when inventories are received under contracts providing for execution of obligations (payment) in non-monetary funds – the value of assets transferred or to be transferred by the Organization.*

Transportation and procurement expenses (TPE) and expenses related to bringing materials to the state, i which they are suitable for use for the purposes provided for by the Company, shall be recorded on accou 16 "Deviation in the Value of Materials" irrespective of the percentage of TPE or the value of deviations c compared to the accounting cost of a material.

Goods in retail trade recorded on account 41.02 shall be shown in the accounting at the selling prices.

Costs of procurement and delivery of goods intended for sale through retail and wholesale trading chai shall be recorded within the distribution costs before warehouses in the Company.

Finished products shall be taken into account according to the actual production prime cost of manufactu without using account 40 "Output of Products (Jobs, Services).

Nonexpendable objects, which it is unreasonable to record within fixed assets irrespective of the service li due to inexpediency of objective accounting, shall be recorded within inventories. Such objects includ stationery, crockery, minor household equipment and working tools.

Working clothes and special-purpose tools acquired and owned by the organization shall be accepted f accounting to the amount of the actual costs of acquisition on debit of account 10 "Materials".

Working clothes and special-purpose tools whose value does not exceed 10000 roubles per unit with a period of use, as well as working clothes and special-purpose tools with the useful life not exceeding 1 months with any unit value shall be written off fully to the accounts of costs, as they are transferred f operation.

Working clothes and special-purpose tools whose value exceeds 10000 roubles per unit with the useful li exceeding 12 months shall be recorded, after they are transferred for operation, on the accounts "Workin Clothes in Use" and "Special-Purpose Tools in Use" with retirement in equal parts during the useful life.

Retiring inventories shall be valued by the following methods:

according to the average value through determining the actual prime cost of the material at the moment it released (moving-average valuation), the calculation of such an average evaluation including the quanti and value of the materials as of the start of the month and all receipts until the moment of release.

raw stock;

materials;

finished products;

goods for resale;

According to the prime cost of each unit:

precious metals.

2.4. Procedure of Re-Calculating Assets and Liabilities Expressed in a Foreign Currency

Re-calculation of the value of banknotes at the Company's cashier's office, funds on accounts with lendi agencies, monetary instruments and payment documents, short-term securities, monies in settleme (including those under loan liabilities) with legal entities and individuals, balances of funds earmarked f a special purpose and received from the budget or from foreign sources in the framework of technical other assistance to the Russian Federation in compliance with the appropriate agreements (treatie expressed in a foreign currency, into roubles shall be effected as of the date of making an operation in t foreign currency and as of the reporting date of making up the accounts and reports.

2.5. Income Records Procedure

For income accounting purposes, the normal areas on the Company's operation shall be subdivided i primary and secondary activities.

Primary activities mean the operations directly related to communication services provision. All other activities are secondary.

The normal areas on the Company's operation include:
primary activities:
- *city telephone communication services;*
- *access to the city telephone network;*
- *provision of local telephone connections (calls) to fixed communication subscribers in cities (provision of a subscriber line for use in cities; passage of local traffic);*
- *provision of local telephone connections from city payphones;*
- *provision of direct lines and connecting lines for use;*
- *other services of the city telephone network (connection, change of owners, etc.);*
- *rural telephone communication services;*
- *access to the rural telephone network;*
- *provision of local telephone connections (calls) to fixed communication subscribers in rural areas (provision of a subscriber line for use in rural areas; passage of local traffic);*
- *provision of local telephone connections from rural payphones;*
- *provision of direct lines and connecting lines for use;*
- *other services of the rural telephone network (connection, change of owners, etc.);*
- *long-distance and international communication services*
- *provision of long-distance telephone connections;*
- *provision of long-distance telephone connections from payphones;*
- *provision of international telephone connections;*
- *provision of long-distance telephone connections from payphones;*
- *provision of long-distance and international channels for use;*
- *other services of long-distance and international communication (conferences, maintenance, etc.);*
- *documentary telecommunication services*
- *inland telegrams;*
- *external telegrams;*
- *provision of telegraph channels for use;*
- *subscriber's telegraphy;*
- *data transmission services;*
- *telematic services;*
- *newspaper pages transmission;*
- *other documentary telecommunication services;*
- *radio communication services;*
- *broadcasting services;*
- *telecasting services;*
- *Internet services;*
- *wired radio services;*
- *using subscriber radio outlets;*
- *provision of access to the wired radio network;*
- *other services of wired radio;*
- *wireless radio communication services;*
- *personal radio call services (paging);*
- *cellular communication services;*
- *other wireless radio communication services;*

secondary activities:
- *services of leasing out Company's assets;*
- *transportation services;*
- *consulting, marketing and engineering services;*
- *manufacture of products for telecommunication facilities;*
- *commercial services;*
- *public catering services;*
- *construction services;*
- *computing services;*
- *publishing (publication of reference books and newspapers);*
- *information services;*
- *education services;*

- *security services;*
- *intermediary (agency, commission) services;*
- *services of providing access to electric power; consumer services;*
- *services of recreational and tourist facilities, and hotel servicing;*
- *advertising;*
- *other types of activities.*

Income other than normal operation income shall be considered as other income.

2.6. Expenses Records Procedure

For expenses accounting purposes, the normal areas of the Company's operation shall be subdivided into primary and secondary activities.

There shall be separate accounting of costs by types of services, jobs and products being the objects of calculation.

For distribution purposes, the Company shall use the method of cost accounting by production processes.

A production process means uniquely a defined activity (a sequence of actions or an aggregate of functions and assignments), which is not limited in time and has an identifiable result.

For the purposes of distributing costs into calculation objects, processes are subdivided into basic production processes, auxiliary production processes and joint processes.
Basic production processes include processes performed directly for the provision of communication services.

Auxiliary production processes include processes required for performing basic and joint production processes and indirectly related to the provision of communication services.

Joint production processes include processes required for performing basic production processes, however, not related to the provision of communication services.

Actual natural figures of the Company's production operation, the composition of which is determined in the provisions on expenses accounting, shall be the bases for costs distribution at the Svyazinvest group companies.

All costs related to primary activities are indirect costs, i.e. they are distributed among calculation objects and shall be taken into account by production processes.

Expenses by primary activities shall be recorded on accounts 30 " Basic Production Processes" and 31 "Auxiliary Production Processes".

Costs related to secondary activities shall be recorded on accounts 23 "Auxiliary Production Facilities", 29 "Servicing Production Units and Facilities" and 44 "Expenses for Sale" by areas of activity.

The complete prime cost of provided services, performed jobs and made products shall be calculated without separation of managerial or commercial expenses.

Costs of joint production processes shall be recorded on account 32 "Joint Production Processes".

The costs collected on account 31 "Auxiliary Production Processes" shall be distributed between the basic and joint production processes on accounts 30 "Basic Production Processes" and 32 "Joint Production Processes" on the basis of the data on distribution bases provided by production services at the end of the period under report.

The costs collected on account 30 "Basic Production Processes" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data on distribution bases provided by production services at the end of the period under report, and to account 33 "Equipment Operation Costs"

by equipment types of a conventional digital network made up annually by engineering services. Distribution of costs by equipment types shall comply with the calculation data of engineering services on the share of equipment involvement in the basic production processes.

The costs collected on account 33 "Equipment Operation Costs" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data of engineering services on intensity and duration of using each type of equipment in providing a particular service, to be calculated early in each year or in case of any essential changes in the communication network topography.

For the purposes of calculating the prime cost of services, jobs or products of secondary areas of operation, actual expenses for provided services, completed jobs and made products transferred to the warehouse, collected on accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities", shall be written off to account 43 "Finished Products" (in case of finished products manufacture), to the respective accounts of production processes (in case of services provision or performance of jobs for primary areas of operation) or to account 90 "Sales", control account 90-04 "Prime Cost of Sales in Secondary Areas of Operation" (in case of services provision or performance of jobs for outside organizations). The debit balances of accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shows the value of the remaining production in progress.

At the end of the period under report, costs placed in account 32 "Joint Production Processes" shall be written off to account 20 "Basic Production" in proportion to the amounts of costs placed in the respective accounts.

At the end of the period under report, costs related to the provision of communication services, collected by types of services on account 20 "Basic Production", shall be written off completely to account 90 "Sales", control account 90-02 "Prime Cost of Sales (by Primary Areas of Operation" with analysis by calculation objects (services).

The procedure of accounting and calculating of the prime cost of products (jobs, services) of secondary areas of operation shall be established by the Company in compliance with the recommendations of industry instructions regulating the said procedure in the industries to which the secondary area of operation in question belongs.

Distribution of the expenses of servicing units and facilities by their operation areas (sales, transfer free of charge, provision of services to other units of the Company) shall be effected in proportion to direct expenses.

The value of fixed assets up to 10000 roubles per unit written off to production costs (expenses for sale) shall be recognized as material expenses, as they are released for production,

2.7. Deferrals Accounting Procedure

Deferrals include the expenses that have been recognized in the period under report, but that cannot be included in the prime cost of sold products, jobs or services of such a period under report, e.g.:

expenses related to payment for leaves of future periods;

Deductions of single social tax;

Expenses for certification and licensing;

Insurance expenses;

expenses related to the acquisition of software products and databases under contracts of sale and purchase or contracts of exchange, if such assets do not meet the conditions established for intangible assets;

expenses related to long-term redemption of leased property;

expenses for advertising;

expenses for business trips;

expenses for leased property accounted on the lessor's balance sheet;

other expenses.

Deferrals shall be written off uniformly through respective cover sources during the period, to which the[y] refer. If it is impossible to determine reliably the period, during which incurred expenses must be written off, the calculation period shall be established by a specially formed commission and shall be approved b[y] the appropriate order of the General (Branch) Manager (Head of communication centre) or authorize[d] official.

Expenses related to the acquisition of software products and databases and expenses related to long-term redemption of leased property shall be classified as other non-circulating assets for the purpose of making up accounts and reports.

Settlements Accounting Procedure

Settlements in non-monetary funds shall be recorded separately using account 76.15 "Settlements in non-monetary funds".

The organization shall transfer the long-term debt (accounts receivable and payable) to the short-term deb[t] 365 days before the debt re-payment date according to the contract.

Capital advances shall be classified as other non-circulating assets for the purpose of making up account[s] and reports.

Long-term and short-term accounts payable expressed in conventional monetary units shall be revaluate[d] as of the end of the quarter under report.

2.9. Received Credits and Loans Accounting Procedure

The Company shall transfer the long-term debt in respect of received credits and loans to the short-tern debt 365 days before the principal debt amount re-payment according to the contract of loan and/or credit.

If the Company receives a long-term loan under a contract, the terms of which provide for a periodica[l] repayment of the loan amount, then, 365 days before repayment of each part of the loan, it shall b[e] transferred to the short-term portion of the long-term debt, to the corresponding control account of accoun[t] 66 "Settlements under Short-Term Credits and Loans".

If an agreement of prolonging a contract of short-term loan or postponing the date of repaying the short term portion of the long-term loan debt is made so that the repayment period of the loan or its said portio[n] exceeds 365 days, the total amount of debt under the loan or its partial repayment must be transferred fro[m] the short-term debt to the long-term debt (to the corresponding control account of account 67 "Settlement[s] under Long-Term Credits and Loans").

The income due to the lender in the form of interest shall be accrued uniformly (on a monthly basis) i[n] compliance with the rate determined in the contract. If, according to the terms of a contract, interest is to b[e] paid other than on the last day of the month, then there shall be an extra charge of debt to the creditor by th[e] amount of interest as of the end of the month.

For loans obtained in the monetary form and through issuing own notes of the Company, the amount of th[e] discount due to the note holder shall be included in the deferrals, with subsequent writing off to operatin[g] expenses on the monthly basis in equal parts during the notes circulation period.

For notes having the reservation "at sight, however, not earlier than", the circulation period, based o[n] which the discount as of the end of the reporting period is determined, shall be the expected note circulation period determined in compliance with the laws on notes (365 (366) days plus the time from th[e] date of making the note till the minimum date of presenting a note for payment).

For loans received in the monetary form and attracted by issuing Company's bonds, in case of sale o[f] issued bonds at a price differing from their face value (with a discount), the amount of the discount i[s]

luded in deferred expenses, with subsequent writing off to operating expenses on a monthly basis in ual parts during the bonds circulation period.

tra expenses related to receiving loans or credits, or floating loan obligations, shall be included in erating expenses in the reporting period, in which the said costs were incurred.

r obtained credits and loans expressed in conventional monetary units or a foreign currency and subject repayment in roubles, the value of the liabilities in the principal amount, as well as the interest due, shall re-calculated in the accounting according to the exchange rate of the Central Bank of the Russian deration applicable as of the date of report.

2.10. Procedure of Organizing the Accounting of Internal Settlements and Transfer of Information by Separate Units

r accounting of the internal turnover, the Company shall use account 79 "Internal Settlements".

l financial and economic operations between Company's units shall be transacted on the basis of letters advice through the higher level of management. Operations between structural units of branches shall transacted through the respective branches. Operations between branches shall be transacted through Company's General Manager.

2.11. Special-Purpose Funds Formation Procedure

e Company shall not create any funds from profit remaining at its disposal, except for the cases when ating such funds is provided for by the legislation or by the incorporation documents of the Company. such a case, the procedure of creating and using them is determined on the basis of the decision of the neral meeting of the Company's shareholders, taking into account the requirements of the Federal Law Joint-Stock Companies.

2.12. Procedure of Creating and Using Reserves

e Company shall create the following reserves:
- reserve for financial investments depreciation (as of the end of the year);
- doubtful debt reserves (on a quarterly basis);
- reserves for forthcoming costs (on a monthly basis);)
- contingent liabilities reserves.

ubtful debt reserve shall be created on a quarterly basis prior to making up accounts and reports in pect of doubtful debts.

doubtful debt reserve shall be formed based on the results of accounts receivable stock-taking. Doubtful bt means here accounts receivable that have not been repaid within the timing set forth in the contract d are not secured by any pledge, surety or bank guarantee.

e reserve shall be created in the amount of 100% of the total debt regarding all unpaid debts, the payment which was outstanding 90 and more days. No reserve shall be created for debts, the payment of ich is delayed by less than 90 days.

ubtful debt reserves shall be created in compliance with the Provisions on the procedure for forming serves of forthcoming costs, their use and document execution, approved by the Company's General anager.

2.13. State Aid Accounting Procedure

dgetary funds (subventions, subsidies) shall be recognized in accounting as monetary funds and sources other than monetary funds are actually received.

2.14. Financial Investment Accounting Procedure

For the purposes of accounting, financial investment shall be classified by types of investment and its urgency.

In case of sale or other withdrawal (including retirement of securities), withdrawn issued securities shall be evaluated by the method of the value of the securities that are acquired first (FIFO), while withdrawn non-issued securities shall be evaluated according to the actual value of each of the securities.

By the term, investment can be divided into:
- long-term investment - investment made with the intention of gaining an income over 12 months after the reporting date, if its repayment period exceeds 12 months after the reporting date;
- short-term investment:
  - investment made without the intention of gaining an income more than 12 months;
  - investment, the established repayment period of which does not exceed 12 months after the reporting date;
  - securities acquired for resale, irrespective of their retirement time.

Long-term financial investment is to be transferred to short-term investment:
- due to a change in the intentions of gaining an income more than 12 months after the reporting date;
- if the period before its repayment becomes not more than 12 months after the reporting date.

Short-term financial investment, the established repayment period of which exceeds 12 months after the reporting date, is to be transferred to long-term investment (to the respective control account) in case of a change in the initial intention of gaining an income for not more than 12 months after the reporting date.

The term of investment shall be evaluated by the division appointed by the order of the Company's chief official and shall be recorded in the document handed over to the accountants' office according to the form established by the Company.

The original cost of financial investments acquired on a paid basis is formed to the amount of the actual costs related to acquiring them.

The original cost of financial investments acquired under contracts providing for payment in roubles to the amount equivalent to an amount in a foreign currency (conventional monetary units) is formed taking into account the amount differences arising prior to acceptance of assets as financial investments.

For debt securities, the difference between the sum total of actual expenses for acquisition of the security and its face value is not included in the financial results.

The value of finance investments, the current market value of which can be determined according to the established procedure, shall be adjusted on a quarterly basis.

2.15. Expenses Accounting Procedure for research, design and process work

When reports are made, completed research, design and technological works, for which results have been obtained and which are not subject to legal protection under the active law or are subject to legal protection, however, are not formalized according to the procedure established by the law, shall be considered as other non-current assets.

Expenses for R&D shall be written off using the linear method into expenses for normal activities starting from the 1st day of the month following the month, in which the actual use of the obtained results was started in the manufacture of products, provision of services or for managerial needs.

The time for retirement of expenses for R&D shall be established when they are completed, by a specially formed commission and shall be approved by an appropriate order within the time, during which economic benefits (income) are expected, however, no longer than 3 years.

Chief accountant of OJSC NWT ______________ M.M. Semchenko

58185


СЕВЕРО-ЗАПАДНЫЙ
ТЕЛЕКОМ

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 6277
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

№01-19/436
17.02.2006

February 17, 2006

BY HAND

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(iii) of the Rule.

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *December 01, 2005 and December 31, 2005.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at +7 (812) 719-92-31 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope."

Very truly yours,

Nikolay N. Bredkov

Enclosures

ANNEX B

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed since November 01, 2005, until November 30, 2005

(indexed to the list of required disclosures in Annex A)

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
Securities Issuance Documents			
:gistered securities prospectus **Prospectus**") (if the securities are ıced through an open subscription or :losed subscription to more than 500 rchasers)	Must be published on the issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after registration of the Prospectus, and upon request the issuer must provide any interested party the address(es) of the website(s) where the information is published Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92.1 Securities Law,[2] Articles 19.2 and 23 Regulation No. 03-32/ps,[3] Sections 1.6, 1.8, 1.9, 2.4.3 and 4.1	**Not applicable**
:gistered decision on issuance of the ıuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-32/ps, dated July 2, 2003.

Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
egistered amendments to the gistered Prospectus and/or decision ı issuance of the issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 03-32/ps, Sections 1.8 and 1.9	**Not applicable**
egistered report on the results of the suance of the issuer's securities	Must be published on an Authorized Website within 3 days after registration of the report (if the securities issuance requires registration of a Prospectus) Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 2.6.2	**Not applicable**
otice concerning the termination of a :curities issuance registration, and the :ocedure for withdrawing such :curities from circulation and :turning funds to subscribers	Must be sent to the owners and nominal holders of the issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the Supplement to the Journal of the Federal Service for the Financial Markets of Russia (the "**FSFM Supplement**")	Regulation No. 36,[4] Sections 5.1 and 5.3	**Not applicable**

[4] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
Reporting During a Securities Issuance that Requires Registration of a Prospectus			
mation regarding the adoption by ssuer of a decision to place *ienie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies[5] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.2	**Not applicable**

[5] Under Article 1.4 of Regulation No. 03-32/ps, the information must be published in the on-line news bulletins maintained by each of the information agencies uthorized by the Federal Service for the Financial Markets of Russia ("**FSFM**") to act as a conduit for the public disclosure of information to the securities markets. If the ssuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m., and prior to such publication the issuer must notify such stock xchanges of the information and the issuer's intent to disclose it.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
nformation regarding approval of the lecision on issuance (*reshenie o ipuske*) of the issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**
	Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21		
Information regarding the registration of the issue of the issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the issuer's governing body which adopted such decision: (i) websites of authorized information agencies ("**Agency Websites**") within one day, (ii) an Authorized Website	Company Law, Article 92.1 Securities Law, Articles 19.2 and 23 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request If the Company is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 21		
ate of commencement of the :curities' placement, if such date was ɔt disclosed as set forth in item 8	Must be published in each of the following: (i) Agency Websites within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement datc Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2	**Not applicable**
hange of the date of commencement f the securities' placement	Must be published in cach of the following: (i) Agency Websites within one day before the new placement commencement date, and (ii) an Authorized Website within one day	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	before the new placement commencement date Must be made available to any interested persons at any time upon request	2.5.3	
ırities' placement price (procedure ts determination), if such :mation was not disclosed as set ı in items 8 or 9	Must be published on Agency Websites and an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4	**Not applicable**
rmation about suspension of ement of securities	Must be published in each of the following within the specified time (a) preparation of the minutes of the meeting of the issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus or (b) receipt by the issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	interested persons at any time upon request		
formation about recommencement of acement of securities, which was ıspended	Must be published in each of the following within the specified time after (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) receipt by the issuer of the written notification (order) from the competent regulatory authority to terminate the suspension of the securities placement: (i) Agency Websites within 3 days, (ii) an Authorized Website within 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6	**Not applicable**
ıformation about completion of lacement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i)	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7	**Not applicable**

Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
	Agency Websites at least one day, (ii) an Authorized Website at least 3 days and (iii) a periodical distributed in Russia with circulation of at least 10,000 copies (in the case of an open subscription) and at least 1000 in other cases, as well as in the FSFM Supplement, at least 5 days Must be made available to any interested persons at any time upon request		
ıformation about registration of the ·eport on the results of issuance of the ssuer's securities	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.6	**Not applicable**
C. Periodic and Current Reporting			
Annual Report	Must be published annually in mass media available for general information	Civil Code, Article 97(1)	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
		Company Law, Article 92.1 Regulation No. 17/ps,[6] Section 3.2	
ɪrmation regarding the issuer's ratio et assets to charter capital	Must be published in mass media[7]	Company Law, Article 92.1 Regulation No. 9,[8] Section 1	**Not applicable**
lited annual financial statements ɔared in accordance with Russian utory accounting principles	Must be published not later than June 1 of each year in mass media available to all shareholders	Civil Code, Article 97.1; Law on Accounting,[9] Article 16 Order of Ministry of Finance No. 101, dated November 28, 1996	**Not applicable**
ɪncial statements (including IFRS /or US GAAP financial statements, ɪy, in Russian) that were prepared r filing a Prospectus but before the quarterly report due after stration of the Prospectus	Must be published on an Authorized Website within 5 days after the deadline for filing such statements with the tax authorities Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 19.2 Regulation No. 03-32/ps, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.8	**Not applicable**
ɪrterly report of the issuer (if the	Must be published on an Authorized Website not later than 45 days after the	Company Law, Article 92.1	**Not applicable**

[6] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

[7] Amendments to the Company Law of August 2001 deleted the words "annually" and "available to all shareholders". Previous version of Article 92.1 of the Company Law required that the information be published *annually* in the mass media *available to all shareholders*.

[8] Regulation "On Additional Information that an Open Stock Company must Publish in the Mass Media," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 9, dated May 8, 1996.

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

Document or Information	**When/Where Required to be Made Public or Distributed**	**Source(s) of Requirement**	**Disclosed Document or Information**
ssuer has a registered Prospectus)	end of the quarter Must be made available to any interested persons at any time upon request	Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 5.7	
Information on material events affecting the Company's business ("**key-events**") (if the issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) Agency Websites within one day, (ii) an Authorized Website within 3 days and (iii) a periodical available to the majority of the issuer's shareholders, as well as in the FSFM Supplement, within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1 Securities Law, Article 30 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 6.3 **Section 6.2 of Regulation No. 03-32/ps identifies the key-events**	**Key-event of December 15, 2005**
Information that may have significant impact on the value of the issuer's securities (if the issuer has a registered Prospectus)	Must be published after the relevant event has occurred in each of the following: (i) Agency Websites within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92.1; Regulation No. 03-32/ps, Sections 1.8, 1.9, 1.14 and 1.15 **Section 1.14 of Regulation No. 03-32/ps sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Company's securities**	**Notifications of December 13, 2005**
Information that may have significant impact on the value of the issuer's securities that are publicly issued and/or circulated	Must be published on Agency Websites before disclosure of such information by other means Must be made available to any	Company Law, Article 92.1 Regulation No. 03-32/ps, Sections 1.8, 1.9 and 1.13	**See item 22**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	interested persons at any time upon request		
Corporate Organization			
ormation about the issuer included he unified state register of legal ities, save for information that inot be disclosed pursuant to the w on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7	**Not applicable**
iarter, including all changes, iendments and new versions thereof	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Charter must be posted on the issuer's own website, if the issuer has a registered Prospectus Charter amendments must be posted on the issuer's own website, within 3 days after the issuer publishes information about the decision of a General Meeting of Shareholders ("**GMS**") approving the amendments on an Authorized Website	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 03-32/ps, Section 1.16	**Not applicable**
ecords that must be retained by the suer (*see* Exhibit 1 to Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91	**Not applicable**
ternal regulations of the issuer's	Must be published on an Authorized	Regulation No. 03-32/ps, Section 1.16	**Not applicable**

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
ɛrning bodies	Website, if the issuer has a registered Prospectus		
Company's Registrar; Shareholders Register Information			
rmation regarding the registrar ıtaining the issuer's shareholders ster (the "**Registrar**")	Must be published in mass media[11]	Company Law, Article 92.1 Regulation No. 9, Section 1	**This information is disclosed by the Company in its Notifications of December 13, 2005 and was published in mass media.** **In connection with the re-organization of Registrator-Svyaz CJSC in the form of affiliation with the United Registration Company - Open Joint-Stock Company, the following company will keep the register of registered securities holders of OJSC NWT on the basis of universal succession**
ıce concerning termination of the ɛr's agreement with the Registrar naintenance of the issuer's eholders register, and mencement of the procedure to ıge the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92.1 Regulation No. 21,[12] Sections 9 and 10	
rmation on change of the Registrar	Must be published in mass media or given in writing to all owners of the issuer's securities	Securities Law, Article 8	
Company's Shareholders and Affiliates			
ıber of the issuer's shareholders	Must be published in mass media[13]	Company Law, Article 92.1 Regulation No. 9, Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in its Quarterly Reports of the Issuer**

[11] *See* footnote to item 17.

[12] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by esolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

[13] *See* footnote to item 17.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
			(Section 6.1)
ormation on the acquisition of all of issuer's shares by one person	Must be published[14]	Civil Code, Article 98.6	**Not applicable**
ts of the issuer's affiliated persons	Must be filed quarterly with the FSFM department responsible for registration of the issuer's securities' issuances within 45 days after the end of the quarter, for disclosure on the FSFM website Must be published by the issuer on its own website, if its securities are listed on a Russian stock exchange	Company Law, Articles 92.1 and 93.4 Regulation No. 03-19/ps,[15] Sections 3 and 5	**List of Affiliated Persons for the 4nd Q 2005**

[14] The Civil Code does not contain any guidance on when or where this information must be published

[15] Regulation "On Disclosure of Information on Affiliated Persons of an Open Stock Company," approved by the Resolution of the Federal Commission on the Securities Market No. 03-19/ps, dated April 1, 2003.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
lotice concerning the (i) acquisition y the Company of twenty percent ?0%) or more of any class of ecurities of any issuer; or (ii) increase r decrease in the Company's holding f such securities by an increment of ve percent (5%) to a level that is reater than twenty percent (20%)	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or decrease Information regarding acquisition by the Company of more than 20% of voting shares of another stock company (other than in connection with the formation of a stock company) and any increase of such holdings to an amount divisible by five percent (5%) must be published in the FSFM Supplement within a month after the transaction	Securities Law, Article 30 Company Law, Articles 6(4) and 92.1 Regulation No. 10,[16] Section 1	**Consistent with customary Russian practice this information is disclosed by the Company in the form of key-events or information that may have significant impact on the value of the issuer's securities**
G. General Meetings of Shareholders			
ist of persons entitled to participate in ie GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51.4	**Not applicable**
Extract from the list of persons entitled o participate in the GMS containing nformation about a particular person, r a confirmation that such person is ot included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51.4	**Not applicable**
Notice of an upcoming GMS	Must be sent not later than 20 days (or	Company Law, Article 52 (sections 1,	**Not applicable**

[16] Regulation "On the Procedure for Publication of Information on Acquisition by a Stock Company of more than 20% of Voting Shares of another Stock Company," approved by the Resolution of the Federal Commission for Securities and Capital Market under the Government of the Russian Federation, No. 10, dated May 14, 1996.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the issuer's charter	2 and 4)	
mation in connection with aration for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the issuer's reorganization) prior to the GMS	Company Law, Article 52.3 Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5 Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS	**Not applicable**
ng ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the issuer has more than 500,000 shareholders, the issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60	**Not applicable**
isions adopted at the GMS and ıg results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days	Company Law, Article 62(4)	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	after compilation of such report to persons entitled to participate in the GMS		
I. Other Corporate Actions and Events			
ıformation regarding the adoption of decision to decrease the issuer's ıarter capital and the new amount of ıe decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30.1	**Not applicable**
ıformation regarding the adoption of decision on the issuer's :organization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15.6	**Not applicable**
.formation regarding the issuer's ןuidation and the procedure and :riod for the filing of claims by the suer's creditors	Must be published by the issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63.1 Company Law, Article 21.1	**Not applicable**
Repurchase and Redemption of the Company's Shares; Shareholders' Pre-Emptive Rights			
otice of repurchase by the issuer of shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)	**Not applicable**

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
otice to shareholders of their right to quire the issuer to redeem their ares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)	**Not applicable**
otice concerning the exercise of eemptive rights in connection with a w issuance of shares (or securities nvertible into shares) to be placed by bscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41.1 Regulation No. 03-30/ps,[17] Section 6.4.9	**Not applicable**
esults of the exercise of preemptive ghts in connection with a new suance of shares (or securities nvertible into shares) to be placed by ibscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 03-30/ps, Sections 6.2.30 and 6.4.9	**Not applicable**
. *Stock Exchange Requirements*			
formation that is required to be ibmitted to RTS Stock Exchange **RTS**") to maintain the Company's curities listing	RTS must disclose information received from the issuer to third parties by posting information on the RTS website and provide information to interested persons upon requestbk Other Stock Exchanges (MICEX, St. Petersburg Stock Exchange) may publicly disclose information submitted	RTS Listing Regulation,[18] Sections 11.2, 14.2, 14.3 and Exhibit 2 **Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Company's securities listing**	**Quarterly Report of the OJSC NWT on Observance of the Corporate Conduct Standards for the 4st quarter of 2005**

[17] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 03-30/ps, dated June 18, 2003.

[18] Approved by RTS BOD Resolution No. 04-5-RDP-2402, dated February 24, 2004.

Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement	Disclosed Document or Information
	to them by issuers at their own initiative		
Other Information			
ırmation that the issuer has the ɔtice of publicly disclosing	On its website, via press release or otherwise in accordance with its Regulation on Information Policy, dated 29 October 2004	Regulation on Information Policy, dated 29 October 2004 (as posted on the issuer's website)	**Press-Releases material to an investment decision, dated December 1, 2005, December 13, 2005, December 16, 2005, December 21, 2005**



Last modifed: 2005-12-16 16:21

1 December 2005 year.

PRESS-RELEASE/The 3rd Coupon Yield under the Third Issue Bonds of OJSC North-West Telecom Has Been Paid

On the 1st of December 2005 the Non-Profit Partnership National Depositary Centre, which acts as the Payment Agent for the series 3 bonds of OJSC North-West Telecom, fully paid the 3rd coupon yield under the bonds of the third issue of OJSC NWT. The list of those authorized to get a coupon yield under the bonds was made up as of the 25th of November 2005. The rate for the 3rd coupon is 9.25% per annum, 23 roubles 06 kopecks having been accrued on each bond. The total amount allocated for the 3rd coupon payment amounted to 69.180 million roubles.

Bonds of the third issue of OJSC NWT are series 03 documentary interest-bearing bonds payable to bearer, with obligatory centralized care. The state registration No. is 4-03-00119-A, floated at FB MMVB on the 3rd of March 2005. The volume of the issue is 3,000,000 roubles, there are 3 million bonds with the face value of 1,000 roubles, the circulation period of the OJSC NWT's bonds being 6 years with the right of early presentation of the bonds for redemption in 3 years. The coupon yield under the bonds is to be paid on a quarterly basis.

13 December 2005 year.

PRESS-RELEASE/Reorganization of OJSC North-West Telecom's Registrar Has Been Completed

On 13th December 2005 reorganization of OJSC North-West Telecom's registrar – CJSC Registrator-Svyaz – was completed throug Moscow registrar, OJSC Obyedinyonnaya Registratsionnaya Kompaniya (United Registration Company) (OJSC ORK). From the mon rights and obligations of CJSC Registrator-Svyaz in respect of OJSC North-West Telecom and its shareholders have passed to OJSC succession.

The trend of registrars enlargement now existing in various regions of Russia has been caused by stricter requirements of the Fede Markets (FSFR) of Russia for the licensing of this business in the securities market. Affiliation of CJSC Registrator-Svyaz with OJSC the background of the general trend will make it possible for the latter both to become a more stable and competitive enterprise ar of transfer agents and branches. All this is aimed at improving the efficiency of registrar's operation, servicing quality and creatinç protecting the rights and interests of the shareholders. Besides, the enlargement of the registrar will have a good effect on the infr market and, as a consequences, the issuers' securities liquidity.

OJSC ORK has been dealing with keeping registers of securities holders since 1996 (license of the Federal Commission for the Secu Russia No. 10-000-1-00314 dated 30.03.2004) and is a member of the Professional Association of Transfer Agent Registrars and D OJSC ORK is among the major registrar companies of Russia. Before reorganization, the company provided services to over 580 is Russian Federation, including 4 insurance companies, 5 banks, joint-stock companies of in fact all industries and areas of the agroi enterprises of the federal and regional groups, among them OJSC Cherkizovsky Meat-Processing Factory, OJSC Biryulyovsky Meat- Moscow Sergo Orjonikidze Machine-Tool Plant and OJSC AKB Zoloto – Platina – Bank. You can get more detailed information on OJ familiarized with the Rules of Keeping a Register of Securities Holders, including the new rates for shareholders, on the Internet sit

Reception of OJSC NWT's shareholders will not be suspended and will be held from the moment of reorganization at the following a

Address	Registrar/unit/ transer agent
3rd floor, 3rd entrance, house 15A, ul. Kalanchevskaya, Moscow	OJSC Obyedinyonnaya Registratsionnaya Kompaniya (United Registration Company) (OJSC C
Office 20, letter A, house 16, ul. Novgorodskaya, St. Petersburg	ORK ST. PETERSBURG Branch
House 26, 1-ya Krasnoarmeyskaya ul., St. Petersburg	transer agent LLC Severo-Zapadnaya Finansovaya Kompaniya (Northwestern Finance Compa

and at other branches of OJSC ORK .

Telephone for information: (812) 312 52 89: Securities and Shareholders Department of OJSC NI



16 December 2005 year.

PRESS-RELEASE/The amount of dividend for the year 2004 paid by OJSC North-West Telecom in 2005 is 331 million roubles

The 15th of December 2005 was the final day of the period of dividend payment under common and preferred shares, accrued according to the results of OJSC NWT's activities in the fiscal year 2004.

The total amount of paid dividend is 331,051,000 roubles, or almost 25% of company's net profit for 2004, including

- 214,056,000 roubles under common shares; and
- 116,995,000 roubles under preferred shares.

The decision on payment and the amount of the dividend have been approved by the general meeting of the shareholders held on 27th June 2005.

The total amount of paid dividend accrued on

- common shares is 218,499,000 roubles (0.248 roubles per share) and on
- preferred shares is 117,423,000 roubles (0.469 roubles per share).

The outstanding amount is 4,870,000 roubles – these are dividends of the shareholders who have provided incorrect, incomplete or outdated data on bank account details or on the mailing address in the dividend receipt form.



Last modifed: 2005-12-23 17:55

21 December 2005 year. list :: 12.2005

PRESS-RELEASE/North-West Telecom Board of Directors Has Approved the Budget for the Year 2006

On 20th December the Board of Directors approved the budget of OJSC North-West Telecom for 2006.

The budget of OJSC NWT for 2006 was formed in the framework of the financial and economic strategy of the Company consisting in ensuring a long-term investment attractiveness of the company through:

- a quicker growth of the income as compared to the growth of expenses;
- ensuring a growth of net profit;
- control over the volume and efficiency of investment;

maintaining the financial independence of the Company, i.e. the amount of own funds must exceed the amount of borrowed funds.

The budget of OJSC NWT for 2006 takes into account the new principles of inter-operator interaction under the conditions of telecommunications market liberalization. According to the approved budget, in 2006 the consolidated proceeds of North-West Telecom will amount to 18,613 billion roubles, which is 8% less than in 2005. At the same time, operating expenses will drop by 11% and amount to 13,974 billion roubles.

Due to the continuing policy of cost control, efficiency of NWT's operations will remain at a high level in 2006:

operating profit will increase by 6% to 4,638 billion roubles;

- EBITDA will increase by 15% to 6,042 billion roubles;
- EBITDA margin will amount to 32%;
- net profit will increase by 11% to 2,005 billion roubles;
- net profit margin will amount to 11%.

It is expected that 3,847 billion roubles will be allocated for investment in 2006, which makes 21% of NWT's proceeds. NWT will continue to pursue the balanced investment policy, spending no more than 20% of its proceeds for its development annually. The investment structure has been significantly improved through increasing the share of quickly paying back projects.

In 2006 NWT is planning to concentrate on expanding its presence on the highly profitable market of value added services (VAS). It is expected that over 1 billion roubles will be invested in VAS, which is 3.5 times more than in 2005. The Company's target segments include both private clients ensuring the mass demand and corporate clients, to whom OJSC NWT will provide individual solutions on a turn-key basis. 74,000 DSL ports and 60,000 new lines will be put into operation in 2006 (compare to 149,000 lines in 2005), while network digitalization will increase to 55%. The volume of income from VAS will increase almost 1.5 times, to 1,514 billion roubles, and will amount to 8.1% of the Company's proceeds. Expenses on marketing and services promotion will amount to 108 million roubles in 2006.

NWT's financial stability will remain at a high level in 2006: own funds will make at least 58% of the Company's liabilities (55% in 2005), and the "debt to EBITDA" ratio will be 2.12.

When the budget for the year 2006 was being prepared, the basic principles of the Program for Improving the efficiency of OJSC North-West Telecom's Operations for the Years 2006-2008, which is a logical continuation of the Cost Cut Program in 2005 (see press-release from 17th May, 2005) and was approved by the Board of Directors at its meeting on the 20th of December.

The Programme has been prepared for the purpose of maintaining the competitive capacity on the telecommunications market and ensuring a growth of Company's capitalization. The basic areas of the Programme are:

- ensuring a long-term investment attractiveness of the company by means of control of the key indices: EBITDA, EBITDA margin, number of lines per employee, capex, ARPL;

28.12.05. JSC North-West Telecom preliminary totals for year 2005. Plans for 2006.

- Conference's participants



Venera Khusnutdinova - Chief financial officer, North-West Telecom JSC



Maya Semchenko - Chief accountant, North-West Telecom JSC



Nikolay Bredkov - Deputy General Director for Corporate Governance, North-West Telecom JSC



Oleg Popov - Deputy General Director - Commercial director, North-West Telecom JSC



Oleg Semanov - Chief technical officer, North-West Telecom JSC



Irina Tambovskaya - Human Resources director, North-West Telecom JSC



Ella Tomilina - IR & PR officer, North-West Telecom JSC

You can get more detailed information, comments and answers to your questions at the Internet conference of OJSC NWT, which will be held on 28th December from 3 p.m. to 5 p.m.(Moscow time) on the NWT WEB site.


2002© NORTH-WEST Telecom Web-m@ster
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RECEIVED
2006 FEB 23 P 3:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Attn.: Chairman
of the Partnership's Quoting Committee
Konstantin Borisovich Chernyshov

Quarterly Report
of the Closed Joint-Stock Company North-West Telecom
on Observance of the Corporate Conduct Standards (for Including and Maintaining Shares in the Partnership's Quoting Lists A) for the 4th quarter of 2005

No.	List of Corporate Conduct Standards	Observed (fully, partially, not observed)	Note
	General Requirements for Issuers		
1.	The Issuer must form a board of directors	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 13
2.	The issuer's board of directors shall have at least 3 members of the board of directors meeting the following requirements: • not to be officials or employees of the issuer (manager) at the moment of election and for 1 year preceding the election; • not to be officials of any other company, in which any of such company's officials is a member of the personnel and remunerations committee of the board of directors; • not to be spouses, parents, children, brothers or sisters of the issuer's (manager's) officials (an official of the issuer's managing organization); • not to be affiliated parties of the issuer, except for a member of the board of directors of the issuer; • not to be parties to any liabilities with the issuer, under which they may acquire property (receive moneys), the value of which is 10 or more percent of the total annual income of the said parties, apart from the compensation for participation in the activity of the company's board of directors; • not to be representatives of the state, i.e. persons who are representatives of the Russian Federation or entities of the Russian Federation in the board of directors of the joint-stock companies, in respect of which a decision has been taken to exercise the special right ("golden share") or persons elected to the board of directors from among the candidates proposed by the Russian Federation, or an entity of the Russian Federation, or a municipal entity, if such members of the board of directors must vote on the basis of written directions (instructions, etc.) of the entity of the Russian Federation or of the municipal entity respectively	Fully observed	Corporate Governance Code of Open Joint-Stock Company North-West Telecom (version 01-04) (approved by the decision of the Board of Directors. Minutes of the Meeting of 22nd September 2004. №33-04). Clause e), Article "Board of Directors". **Independent directors:** **1. Dmitry Georgiyevich Yefimov** **2. Alexandr Vyacheslavovich Ikonnikov** **Alexandr Nikolayevich Kiselyov** **4. Ivan Ivanovich Rodionov** **5. Alexandr Alexandrovich Gogol** **6.Nikolay Moiseyevich Popov** **7. Dmitry Vladimirovich Levkovsky**

3.	1) A Committee shall be formed in the issuer's board of directors, the exclusive functions of which shall be the assessment of candidates to the position of joint-stock company's auditors, assessment of auditor's report, assessment of the efficiency of issuer's internal control procedures and preparation of proposals on their improvement (audit committee). The Committee shall be headed by a director meeting the requirements of clause 2 of this Appendix.	Fully observed	**The Audit Committee has been formed by the decision of the Board of Directors dated 22.07.05 (minutes of the meeting No. 19-01/19(05)).** Provisions on the Audit Committee of the Board of Directors of the Open Joint-Stock Company North-West Telecom (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 № 29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee".
	2) The Audit Committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer.	Fully observed	**Members of the Audit Committee:** **1. I.I. Rodionov – Chairman** **2. D.V.Levkovsky - independent** **3. D.G. Yefimov – independent**
	3) The assessment of the report of the issuer's auditor, prepared by the audit committee, shall be provided as materials for the annual general meeting of the issuer's participants.	Fully observed	Provisions on the Audit Committee of the Board of Directors of OJSC NWT (version 01-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee" – clause 2, subclause 2.2.2. i).
4.	A committee for personnel and remunerations shall be formed in the issuer's board of directors, the exclusive functions of which shall be: working out the principles and criteria for determining the remuneration for members of the Board of Directors, members of the collective executive body and the person acting as the one-person executive body of the issuer, including the managing organization or a manager; working out proposals on determining the essential terms of contracts with members of the board of directors, members of the collective executive body and the person acting as the one-person executive body of the issuer; determining the criteria of selecting candidates to the positions of the members of the board of directors, members of the collective executive body and to the position of the one-person executive body of the issuer, as well as preliminary assessment of the said candidates; regular assessment of the activities of the person acting as the one-person executive body (managing organization or manager) and members of the collective executive body of the issuer and preparation of proposals for the board of directors as to their possible re-appointment.	Fully observed	**The Appointments and Remunerations Committee was formed by the decision of the Board of Directors dated 22.07.05 (minutes of the meeting No. 19-01/19(05)).** Provisions on the Appointments and Remunerations Committee of the Board of Directors of OJSC NWT (version 01-04) (approved by the Decision of the Board of Directors, Minutes of the Meeting dated 23 August 2004 No.29-04). Article 2. "Purpose of Creating and Terms of Reference of the Committee".
	2) The personnel and remunerations committee shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix, and if this is impossible for objective reasons, it shall consist only of the members of the board of directors meeting the requirements of clause 2 of this Appendix and members of the board of directors who are not the one-person executive body and/or the members of the collective executive body of the issuer.	Fully observed	In compliance with the Amendments and Additions to clause 3.2 of Article 3 "Members of the Committee" of the Provisions on the Appointments and Remunerations Committee, introduced by the decision of the

			(minutes of the meeting No. 15-05), **at the Meeting of the Board of Directors on 22.07.05 (minutes of the meeting No. 19-01/19(05)), the Committee was formed of the following members:** **1. A.V. Ikonnikov – independent** **2. A.A. Gogol – independent** **3. I.I. Rodionov – independent;**
5.	**The Issuer shall form a collective executive body.**	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 14
6.	Issuer's bylaws shall set forth the duties of the members of the board of directors, members of the collective executive management body, the party acting as the one-person executive body, including the managing organization and its officials and shall disclose information on the facts of holding issuer's securities, as well as on sale and/or purchase of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 5.
7.	The issuer's board of directors shall approve the document setting forth the rules and approaches towards disclosing information on the issuer.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 7.
8.	The issuer's board of directors shall approve a document on the use of information on issuer's activities, on company's securities and transactions with them, which is not publicly available and the disclosure of which may materially influence the market value of issuer's securities.	Fully observed	Provisions on Information Policy (approved by the decision of the Board of Directors. Minutes of the Meeting No. 38-04 of 29.10.04), Clause 9.
9.	The issuer's board of directors shall approve a document setting forth the procedures of internal control of issuer's financial and economic activities, the observance of which is supervised by a separate division of the issuer, which shall provide information on any revealed breaches to the audit committee.	Fully observed	Comprehensive Check Regulations of OJSC NWT (approved by the decision of the Management Board, Minutes of the Meeting of 29.12.03 No. 299-03(34)) The document has been brought to the notice of the Board of Directors. Provisions on the Internal Audit Department, approved by the General Manager of OJSC NWT on 31.01.2003. Provisions on the Internal Control Procedures (System) of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); Provisions on the Internal Audit Department of OJSC NWT have been approved by the Board of Directors (Minutes of the Meeting No. 16-05 dated 24.06.05); The procedure of interaction between the internal audit service and an external auditor has been approved by the Management Board of OJSC NWT. Minutes of 21.02.05 No. 4-05(342).
10.	There shall be a provision in the issuer's articles of association that a notification of holding a general meeting	Fully observed	Articles of Association of OJSC NWT (version 03 - 05)

	it is held, unless a longer period is provided for by the law.		meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 12 "General Meeting of the Shareholders", clause 12.12.
11.	In the issuer's articles of association there shall be no exemption of an acquirer from the obligation of suggesting the shareholders that they sell their common shares of the company (issued securities convertible into common shares) in case of acquisition of 30 or more per cent of the common shares of the joint-stock company.	Fully observed	Articles of Association of OJSC NWT (version 03 - 05) (approved by the annual general meeting of the shareholders of 27th June 2005, Minutes of the Meeting No. 01-05), article 7 "Rights and Obligations of the Shareholders Holding Common Shares of the Company", clause 7.12.

General Manager V.A. Akulich

LIST OF AFFILIATED PARTIES

OF THE OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

(full official name of the joint stock company)

Issuer's code 0 0 1 1 9 – A

as of 3 1 1 2 2 0 0 5

(the date of making up the list of affiliated parties of the joint-stock company)

lace of the Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

(location (address of the joint-stock company's standing executive body (other party entitled to act on behalf of the joint-stock company without a power of attorney)))

The information contained in this list of affiliated parties may be disclosed in compliance with the legislation of the Russian Federation on securities.

/eb-page address: www.nwtelecom.ru

(address of the Internet page used by the Issuer to disclose information)

General Manager	(signature)	V.A. Akulich Full name
)ate ____ " January 20 06	Official seal	

Issuer's codes	
TIN	7808020593
BSRN	1027809169849

I. The namelist of affiliate partied as of 31 12 2005

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
1	Vladimir Alexandrovich Akulich	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company The person is the General Manager of the Company The person is a Member of the Company's Management Board	27.06.2005 23.08.2004 27.06.2005	-	-
2	Konstantin Vladimirovich Belyaev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	0.0006	0.0006
3	Alexandr Alexandrovich Gogol	St. Petersburg, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
4	Dmitry Georgiyevich Yefimov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
5	Alexandr Vyacheslavovich Ikonnikov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
6	Alexandr Nikolayevich Kiselev	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
7	Dmitry Vladimirovich Levkovsky	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
8	Nikolay Moiseevich Popov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
9	Irina Mikhailovna Ragozina	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
10	Ivan Ivanovich Rodionov	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	-	-
11	Valery Nikolayevich Yashin	Moscow, Russia	The person is a Member of the Board of Directors of the Company	27.06.2005	0.14	0.09
12	Nikolay Gennadyevich Bredkov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.003	0.003
13	Vikentiy Alexandrovich Kozlov	Syktyvkar, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.17	0.20
14	Sergey Alexandrovich Orlov	Moscow, Russia	The person is a Member of the Company's Management Board	28.11.2005	-	-
15	Oleg Viktorovich Popov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
16	Oleg Anatolyevich Semanov	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.002	0.002
17	Maya Mikhailovna Semchenko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
18	Irina Vladimirovna Tambovskaya	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
19	Leonid Zigmundovich Tufrin	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.0007	0.00001
20	Venera Adykhamovna Khusnutdinova	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-
21	Grigory Borisovich Chernyak	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.03	0.03
22	Vladimir Ivanovich Shumeyko	St. Petersburg, Russia	The person is a Member of the Company's Management Board	27.06.2005	0.0001	0.0001
23	Closed joint-stock company Svyaz Investment Company	60, ul Lenina, Syktyvkar, Komi Republic, Russia, 167981	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	0.25	0.02
24	AMT Closed Joint-Stock Company	24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	26.07.2005	0.20	0.25
25	Novgorod Datacom Limited Liability Company	20, ul. Mikhaylova, Veliky Novgorod, 173000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
26	Parma-Paging Limited Liability Company	45, ul Kirova, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
27	"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company	poselok Petrovskoye, Priozersky rayon, Leningrad oblast, 188732	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	26.11.2003	-	-
28	RSU-Telecom Limited Liability Company	18, pr. Stachek, block 2, letter B, Saint Petersburg, 198095	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	25.11.2003	-	-
29	NWT-Finance Limited Liability Company	office 422, 26 ul. Bolshaya Morskaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	11.10.2004	-	-
30	Artelecom Service Limited Liability Company	4, proyezd Priorova, Arkhangelsk, 163071	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
31	Bona Limited Liability Company	45, Troitsky prospekt, Arkhangelsk, 163000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
32	Parma-Inform Limited Liability Company	45, ul Kirova, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
33	Kolatelecom Open Joint-Stock Company	5/23, ul. Vorovskogo, Murmansk, 183038	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
34	Commercial Television and Radio Closed Joint-Stock Company	3, Academician Pavlov ul., St. Petersburg, 197022	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	12.05.1998	-	-
35	Parma Telecom Closed Joint-Stock Company	10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	01.10.2004	-	-
36	Medexpress Insurance Closed Joint-Stock Company	2, ul. Malaya Konyushennaya, St. Petersburg, 191186	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	30.11.2000	-	-
37	WestBalt Telecom Closed Joint-Stock Company	2, pl. Vasilevskogo, Kaliningrad, 236016	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	31.10.2002	-	-
38	Octagon Technologies Closed Joint-Stock Company	pom. 12-H, 29, Ligovsky pr., St. Petersburg, 193036	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	28.12.2000	-	-
39	Dancell, Saint Petersburg Closed Type Joint-Stock Company	51, Baltiyskaya ul., St. Petersburg, 198092	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	12.05.1998	-	-
40	Investment Communication Company (Investitsionnaya Kompaniya Svyazi) Open Joint-Stock Company	55, ul. Plyushchikha, building 2, Moscow, 119121	The party belongs to the group of parties to which the Company belongs (1. the party is entitled to control over 50% of the Company's voting shares, 2. over 50% of the members of the Company's Board of Directors have been elected upon proposal of the party	12.05.1998	39.53	50.76
41	Mobile Telecommunications Closed Joint-Stock Company	55, ul. Plyushchikha, building 2, Moscow, 119121	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-

lo.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
12	Volgatelecom Open Joint-Stock Company	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
13	AMT Limited Liability Company	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000, the Russian Federation	The party belongs to the group of parties, to which the stock company belongs	14.07.2005	-	-
14	TeleSvyazInform Closed Joint-Stock Company	13, ul. Bolshevistskaya, Saransk	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
15	RTCOM Closed Joint-Stock Company	54, ul. Kommunisticheskaya, Saransk, the Russian Federation	The party belongs to the group of parties, to which the stock company belongs	09.03.2005	-	-
16	Transsvyaz Closed Joint-Stock Company	2, ul. Chaadayeva, Veliky Novgorod, RF	The party belongs to the group of parties, to which the stock company belongs	20.08.2004	-	-
17	Nizhny Novgorod Cellular Communications CJSC	The House of Communication, pl. Maxima Gorkogo, Nizhny Novgorod, 603000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
18	Orenburg GSM CJSC	11, ul. Volodarskogo, Orenburg	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
19	Ulyanovsk GSM CJSC	60, ul. L. Tolstogo, Ulyanovsk	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
50	Vyatka Page LLC	43/1, ul. Drelevskogo, Kirov, 610016	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
51	Tatincom - T Open Joint-Stock Company	20A, ul. Lomzhinskaya, Kazan, Republic of Tatarstan	The party belongs to the group of parties, to which the stock company belongs	13.10.2003	-	-
52	Digital Telecommunications Closed Joint-Stock Company	20, ul. Shumilova, Cheboksary, Russia	The party belongs to the group of parties, to which the stock company belongs	01.12.2002	-	-
53	Izhcom Limited Liability Company	278, ul. Pushkinskaya, Izhevsk, Russia	The party belongs to the group of parties, to which the stock company belongs	01.12.2002	-	-
54	Omriks IKS OJSC	10, Tereshkovoy str., Orenburg, Russia	The party belongs to the group of parties, to which the stock company belongs	01.12.2002	-	-
55	Giprosvyaz Open Joint-Stock Company	11, ul. 3rd Khoroshevskaya, Moscow, 123298	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
56	Giprosvyaz- Nort-West LLC	11a, Konstantinovsky pr., Saint Petersburg	The party belongs to the group of parties, to which the stock company belongs	01.02.2005	-	-
57	Giprosvyaz- Siberia LLC	15/3, ul. Vystavochnaya, Novosibirsk, 630078	The party belongs to the group of parties, to which the stock company belongs	26.01.2004	-	-
58	South - Giprosvyaz LLC	67, ul. Gagarina, Krasnodar	The party belongs to the group of parties, to which the stock company belongs	15.01.2003	-	-
59	Open Joint Stock Company for Communication and Information Support Development in the Republic of Dagestan	3, pr-t Lenina, Makhachkala, the Republic of Dagestan, 367012	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
60	Far-East Company of Electric Communication – Open Joint-Stock Company	57, ul. Svetlanskaya, Vladivostok, 690650	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
61	Sakhalinugol-Telecom Closed Joint-Stock Company	32, ul. Karla Marxa, Yuzhno-Sakhalinsk, 693000	The party belongs to the group of parties, to which the stock company belongs	29.07.2005	-	-
62	Integrator-RU Closed Joint-Stock Company	22 Bol. Kozikhinsky per. building 1, Moscow 123001	The party belongs to the group of parties, to which the stock company belongs	31.05.2005	-	-
63	Wireless Information Technologies Limited Liability Company	9, ul. Verkhnyaya Krasnoselskaya, Moscow, 107140	The party belongs to the group of parties, to which the stock company belongs	14.04.2005	-	-
64	Rostelecom Open Joint-Stock Company for long-distance and international electric communication	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	0.002	0.002
65	Westelcom CJSC	7, ul. Butlerova, Moscow, 117485	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
66	Globaltel CJSC	25, ul. Dubovaya roshcha, Moscow, building 2, 127427	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
67	Incom CJSC	27/26, Zubovsky b-r, building 3, Moscow, 119021	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
68	MC NTT CJSC	46 ul. Arbat, Moscow, 121002	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
69	RTK-Siberia CJSC	246, Karl Marx ul., Krasnoyarsk, the Russian Federation, 660100	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
70	RTK-Tsentr CJSC	5, ul. Delegatskaya, Moscow, 103091	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
71	SK Kostars CJSC	42 Leninsky pr-t, Moscow, 117119	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
72	Telebarents CJSC	37, ul. Parkovaya, Petrozavodsk, 185014	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
73	Telecomcity CJSC	5, ul. Delegatskaya, Moscow, 127091	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
74	Informtek LLC	7, ul. Sokhanya, Yalta, Crimea, Ukraine, 334200	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
75	"Health and Rest Center "Malakhit" LLC	15, ul. Shcherbaka, Yalta, Crimea AR, Ukraine, 334200	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
76	Sibirtelecom Open Joint-Stock Company	86, ul. M. Gorkogo, Novosibirsk, 630099	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
77	ChitaNET Closed Joint-Stock Company	22, ul. Chaikovskogo, Chita, 672000	The party belongs to the group of parties, to which the stock company belongs	25.08.2004	-	-
78	Altay Investment Company CJSC	74, ul. Internatsionalnaya, Barnaul, 656002	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
79	Altel CJSC	54B, pr-t Lenina, Barnaul, 656099	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
80	Baykalwestcom CJSC	68, ul. 2-ya Zheleznodorozhnaya, Irkutsk, 664005	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
81	Yeniseytelecom CJSC	102, pr. Mira, Krasnoyarsk. 660022	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
82	REGION-NETWORK CJSC	12, ul. Dobrolyubova, Novosibirsk, 630009	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
83	GSM Cellular Phone of KUZBASS CJSC	61, pr. Sovetskiy, Kemerovo, 650099	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
84	NGTS-Page OJSC	15/3, ul. Vystavochnaya, Novosibirsk-78, 630048	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
85	Regional information networks OJSC (RINET OJSC)	86, ul. Kirova, office 304a, Novosibirsk, 630102	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
86	Stock Company for telephone communication development – Open Joint Stock Company	7, ul. Sukhe-Batora, Ulan-Ude, 670000	The party belongs to the group of parties, to which the stock company belongs	30.06.2004	-	-
87	Tsentralny Telegraph Open Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	0.001	0.001
88	Open Communications Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the stock company belongs	01.01.2000	-	-
89	TSENTEL Closed Joint-Stock Company	7, ul. Tverskaya, Moscow, 125375	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
90	Uralsvyazinform Open Joint-Stock Company	11, ul. Mosakovskaya, Ekaterinburg, 620014	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
91	Postbank Joint Stock Commercial Innovation Bank of Communication and Information Support Development - Closed Joint-Stock Company	68, ul. Lenina, Perm, 614096	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
92	INFINVEST Limited Liability Company	68, ul. Lenina, Perm, 614096, Russia	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
93	Permtelecom Limited Liability Company	45, ul. Podlesnaya, Perm, 614062	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
94	Svyazinformkomplekt CJSC	4a, Darvin ul., Chelyabinsk, 454087	The party belongs to the group of parties, to which the stock company belongs	30.09.2002	-	-
95	Centre for introduction of specialized systems CJSC	161, ul. Kirova, Chelyabinsk, 454005	The party belongs to the group of parties, to which the stock company belongs	30.09.2002	-	-
96	Perm Teleradiocompany Ural-Inform TV Limited Liability Company	2, ul. Krupskoy, Perm, 614060, Russia	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
97	TV Channel Association – Closed Joint-Stock Company	4, Vitebskaya ul., Chelyabinsk, 454126	The party belongs to the group of parties, to which the stock company belongs	30.09.2002	-	-
98	"Telephone company – Ural" – Closed Joint-stock Company	18-b, ul.Tekhnicheskaya, Ekaterinburg, 620090	The party belongs to the group of parties, to which the stock company belongs	30.09.2002	-	-
99	Central Telecommunication Company - Open Joint-Stock Company	23, ul. Proletarskaya, Khimki, Moscow Oblast, 141400	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
100	Vladimir Teleservice Closed Joint-Stock Company	20, ul.Gorokhovaya, Vladimir, 600017	The party belongs to the group of parties, to which the stock company belongs	30.11.2002	-	-
101	Telecom of Ryazan oblast CJSC	36, ul. Svobody, Ryazan, 390006	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
102	TsentrTelecomService CJSC	23, ul. Proletarskaya, Khimki, apt. 101, Moscow Oblast, 141400	The party belongs to the group of parties, to which the stock company belongs	01.01.2003	-	-
103	Russian Telecommunication Network OJSC	2/15, ul. Maroseika, Moscow 101000	The party belongs to the group of parties, to which the stock company belongs	01.01.2003	-	-

No.	Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
1	2	3	4	5	6	7
104	TverTelecom Limited Liability Company	24, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the stock company belongs	01.10.2004	-	-
105	Vlad Page LLC	42, ul. Gorkogo, Vladimir, 600000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
106	Vladimir Payphone LLC	32"A", pr. Stroiteley, Vladimir, 600014	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
107	MobilCom LLC	17, ul. Mira, Vladimir, 600017	The party belongs to the group of parties, to which the stock company belongs	01.01.1999	-	-
108	Telecom-Stroy LLC	6, 2nd Minsky per., Ivanovo, 153017	The party belongs to the group of parties, to which the stock company belongs	01.01.1998	-	-
109	Telecom-Terminal LLC	13, pr. Lenina, Ivanovo, 153000	The party belongs to the group of parties, to which the stock company belongs	01.01.1998	-	-
110	Teleport Ivanovo CJSC	90, ul. Tashkentskaya, Ivanovo, 153035	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
111	Svyaz-Service-Irga Production and Promotion Enterprise LLC	21, ul. Yesenina, Ryazan, 390046	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
112	ATSr Closed Joint-Stock Company	22-A, ul. Novotorzhskaya, Tver, 170000	The party belongs to the group of parties, to which the stock company belongs	22.11.2005	-	-
113	Southern Telecommunication Company - Open Joint-Stock Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
114	Armavir Communication Plant - DCJSC	1-a, ul. Urupskaya, Armavir, Krasnodar krai, 352903	The party belongs to the group of parties, to which the stock company belongs	11.03.1999	-	-
115	"Orbita" Health Improvement Centre - Closed Joint-Stock Company	the village of Olginka, Tuapse district, Krasnodar krai, 325840	The party belongs to the group of parties, to which the stock company belongs	18.12.2000	-	-
116	Photon Television and Radio Broadcasting company – Closed Joint-Stock Company	30, ul. Zheleznodorozhnaya, Krasnodar, 350033	The party belongs to the group of parties, to which the stock company belongs	29.06.2004	-	-
117	Stavtelecom named after V.I. Kuzminov OJSC	10/12, pr. Oktyabrskoy revolutsii, Stavropol, 355035	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
118	Intmashservice Limited Liability Company	8, ul. Golubinskaya, Volgograd, 400131	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
119	UTK-Finance Limited Liability Company	66, ul. Karasunskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the stock company belongs	25.03.2003	-	-
120	Creative Association Accent – Limited Liability Company	68, ul. Krasnoarmeyskaya, Krasnodar, 350000	The party belongs to the group of parties, to which the stock company belongs	19.11.2004	-	-
121	Factorial-99 LLC	47, per. Bratsky, Rostov-on-Don, 344082	The party belongs to the group of parties, to which the stock company belongs	12.05.1998	-	-
122	Yugsvyazstroy Closed Joint-Stock Company	110/1, ul. Aivazovskogo, Krasnodar, 350040	The party belongs to the group of parties, to which the stock company belongs	24.01.2001	-	-

II. Amendments to the list of affiliated parties within the period

fro 0 1 | 1 0 | 2 0 0 5 till 3 1 | 1 2 | 2 0 0 5

No.	Contents of the amendment	Effective date of the amendment	Date of the amendment to the list of affiliated parties
	Termination of business of an affiliated party in the result of re-organization in the form of affiliation with the other affiliated party	03.10.2005	05.10.2005

ıta on the affiliated party prior to the amendment:

Full official name (name for non-profit organization) or full name of the affiliated party	Location for the legal entity or place of residence for the natural person (may only be provided by the consent of the natural person)	Ground (grounds) in virtue of which the party shall be considered as affiliated	Date on which the ground takes effect:	Affiliated party's share of participation in the authorized capital of the joint-stock company, %	Percentage of joint-stock company's common stock held by the affiliated party, %
2	3	4	5	6	7
›vgorod Datacom Limited Liability Company	20, ul. Mikhaylova, Veliky Novgorod, 173000	The Company is entitled to have at its disposal over 20 per cent of the total number of the votes granted by the shares (contributions, parts) making the authorized capital of the party	04.03.2005	-	-

ıta on the affiliated party after the amendment:

2	3	4	5	6	7
-	-	-	-	-	-

	Amendments to the list of the Management Board upon the decision of the Company's Board of Directors	**28.11.2005**	**29.11.2005**

ıta on the affiliated party prior to the amendment:

2	3	4	5	6	7
ɛlena Vladimirovna Umnova	Moscow, Russia	The person is a Member of the Company's Management Board	27.06.2005	-	-

ıta on the affiliated party after the amendment:

2	3	4	5	6	7

ıta on the affiliated party prior to the amendment:

2	3	4	5	6	7

ıta on the affiliated party after the amendment:

2	3	4	5	6	7
rgey Alexandrovich Orlov	Moscow, Russia	The person is a Member of the Company's Management Board	28.11.2005	-	-

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"DATA ON RE-ORGANIZATION OF THE COMPANY'S REGISTRAR IN THE FORM OF AFFILIATION"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Till the present moment the following company kept the register of registered securities holders of OJSC NWT on the basis of the Contract No. 006/02-02 of 11.06.2002 "For services of keeping a register of registered securities holders":

2.1.1. Full official name of the organization: *Registrator-Svyaz Closed Joint-Stock Company*

2.1.2. Abbreviated official name: *Registrator-Svyaz CJSC*

2.1.3. Location: *15a, ul. Kalanchevskaya, Moscow, 107078, Russia*

2.1.4. License for keeping a register: *No. 10-000-1-00258 of 01.10.2002.*

2.1.5. Validity period of license: *without time-limit*

2.2. In connection with the re-organization of Registrator-Svyaz CJSC in the form of affiliation with the United Registration Company - Open Joint-Stock Company, the following company will keep the register of registered securities holders of OJSC NWT on the basis of universal succession:

2.2.1. Full official name of the organization: *United Registration Company - Open Joint-Stock Company*

2.2.2. Abbreviated official name: *URC OJSC*

2.2.3. Location: *70, ul. Pyatnitskaya, Moscow, 113095, Russia*

2.2.4. Mailing address: *POB 162, Moscow, 107078, Russia*

2.2.5. Contact telephone: *(495) 504-28-86*

2.2.6. License for keeping a register: *No.10-000-1-00314 of 30.03.2004*

2.2.7. Validity period of license: *without time-limit*

2.3. The date of re-organization of Registrator-Svyaz CJSC in the form of affiliation with URC OJSC, and the date since which URC OJSC shall keep the register of registered securities holder of OJSC NWT: *13.12.2005*

3. Signature

3.1. General Manager ¬___________________V.A. Akulich

3.2. Date 13th December 2005 **Official seal**

NOTIFICATION
ON THE ESSENTIAL FACT
"DATA ON ACCRUED AND/OR PAID YIELD UNDER ISSUER'S SECURITIES"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

1.9. Code of the essential fact:	*0600119A15122005, 0900119A15122005*

2. Contents of the notification

2.1. Type, category, series and other identification characteristics of securities:
common registered non-documentary shares;
preferred registered non-documentary type A shares

2.2. The state registration number of the securities issue and the date of registration by the state:
common registered non-documentary shares: *1-02-00119-A of 09.09.2003*
preferred registered non-documentary type A shares: *2-02-00119-A of 09.09.2003*

2.3. Name of the registering authority that effected the state registration of the securities issue: *Federal Commission for the Securities Market of Russia*

2.4. Issuer's management body taking the decision on dividend payment (statement): *Annual general meeting of the shareholders;*

2.5. Date of taking the decision on payment (statement) of the dividend on the Issuer's shares: *27.06.2005*

2.6. Date of making up the minutes of the meeting (session) of the issuer's management body taking the decision on payment (stating) of dividend under the issuer's shares: *04.07.2005*

2.7. Total amount of dividend charged on the issuer's shares of certain category (type), and amount of dividend charged per share of certain category (type):

- *common registered non-documentary shares:*
  total amount of charged dividend – 218,499 thousand roubles;
  amount of dividend charged on a share – 0.248 roubles
- *preferred registered non-documentary type A shares*
  total amount of charged dividend – 117,423 thousand roubles;
  amount of dividend charged on a share – 0.469 roubles

2.8. Form of yield payment on Issuer's securities: *money*

2.9. Date, on which the obligation of yield payment on issuer's securities (dividend on shares) must be fulfilled, and if the obligation of yield payment on the securities must be fulfilled by the issuer within a certain time (period), – the date of expiry of such a period:
completion date of the period for the commitment of obligations of securities yield payment: *15.12.2005*

2.10. Total (aggregate) amount of dividend paid under the issuer's securities of certain category (type):

- *common registered non-documentary shares – 214,056 roubles;*
- *preferred registered non-documentary type A shares – 116,995 roubles.*

2.11. Fact of Issuer's commitment execution or non-execution (default):
dividends were not paid it in full
2.12. In case of Issuer's default on an obligation, state the reason for such a default, and for a monetary liability that can be expressed in money terms:
incorrect, incomplete or obsolete data on the details of shareholders' bank accounts, or incorrect, incomplete or obsolete data on the shareholders' mailing addresses indicated by them in the questionnaire of the registered person for getting the dividend
2.13. Amount of the liability in money terms, to which it has not been fulfilled:
4,870 thousand roubles.

3. Signature	
3.1. General Manager ¬__________________	V.A. Akulich
3.2. Date 15th December 2005	Official seal